TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TD Bank Group Reports First Quarter 2024 Results

Report to Shareholders

•
Three months ended January 31, 2024
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements and
related Notes prepared in accordance

with International Financial Reporting Standards

(IFRS) as issued by the International

Accounting Standards Board (IASB),
unless otherwise noted. Certain comparative

amounts have been revised to conform

to the presentation adopted in the current period.
Reported results conform to generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted measures are non-GAAP

financial measures.
For additional information about the Bank’s use of

non-GAAP financial measures, refer to “Non-GAAP

and Other Financial Measures” in

the “How We Performed”
section of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS,

compared with the first quarter last year:
●
Reported diluted earnings per share were

$1.55, compared with $0.82.
●
Adjusted diluted earnings per share were

$2.00, compared with $2.23.
●
Reported net income was $2,824 million,

compared with $1,581 million.
●
Adjusted net income was $3,637 million,

compared with $4,154 million.
FIRST QUARTER ADJUSTMENTS (ITEMS OF

NOTE)
The first quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles of $94

million ($79 million after-tax or 4 cents

per share), compared with $54 million

($46 million after-tax or
3 cents per share) in the first quarter last

year.
●
Acquisition and integration charges related

to the Schwab transaction of $32 million

($26 million after-tax or 2 cents per share),

compared with
$34 million ($28 million after-tax or 2 cents

per share) in the first quarter last year.
●
Share of restructuring and other charges

from investment in Schwab of $49 million

(or

3 cents per share).
●
Restructuring charges of $291 million ($213

million after-tax or 12 cents per share).
●
Acquisition and integration charges related

to the Cowen acquisition of $117 million ($93 million

after-tax or 5 cents per share).
●
Impact from the terminated FHN acquisition-related

capital hedging strategy of $57 million

($43 million after-tax or 2 cents

per share).
●
FDIC special assessment of $411 million ($310 million after-tax or 17 cents per share).
TORONTO
, February 29, 2024 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the first quarter ended January

31, 2024. Reported
earnings were $2.8 billion, up 79% compared

with the first quarter last year, and adjusted earnings were

$3.6 billion, down 12%.

“TD had a good start to the year, with revenue growth reflecting higher fee-income from our markets-driven

businesses, including the contribution

from TD Cowen,
and higher volumes and deposit margins in

the Canadian Personal and Commercial

Bank,”

said Bharat Masrani, Group President and

Chief Executive Officer, TD
Bank Group. “Expense growth moderated

from last quarter as we made progress on

our restructuring initiatives,

delivering efficiencies across the Bank.”
Canadian Personal and Commercial Banking

delivered a strong quarter supported

by volume growth and margin expansion

Canadian Personal and Commercial

Banking net income was $1,785 million, an

increase of 3% compared to the first quarter

last year. The increase reflects
revenue growth, partially offset by higher non-interest

expenses and provisions for credit losses

(PCL). Revenue was $4,884 million, an increase

of 6%, reflecting
8% growth in net interest income driven by

volume growth and margin expansion.

Canadian Personal and Commercial

Banking delivered another strong quarter

for New to Canada account openings and

continued momentum in credit cards. TD
launched the Low Rate Visa card, further enhancing

its award-winning line up of credit cards.

In addition, TD Auto Finance delivered

strong performance in prime
retail auto lending and accelerated acquisition

of dealer relationships in its commercial

business year-over-year. Small Business Banking helped

over
165,000 clients conveniently repay or refinance

Canada Emergency Business Account

loans.

The U.S. Retail Bank delivered loan growth

and operating momentum in a challenging

environment

U.S. Retail reported net income of $907 million,

a decrease of 43% (43% in U.S. dollars)

compared with the first quarter last year. On an adjusted

basis, net
income was $1,217 million, a decline of 27%

(27% in U.S. dollars). TD Bank’s investment

in The Charles Schwab Corporation (“Schwab”)

contributed $194 million
in earnings, a decrease of 36% (35% in

U.S. dollars) compared with the first quarter

last year.

The U.S. Retail Bank, which excludes the Bank’s

investment in Schwab, reported net income

of $713 million (US$526 million), a decrease

of 44% (45% in U.S.
dollars) from the first quarter last year, primarily reflecting the Federal Deposit Insurance Corporation

(FDIC) special assessment, lower revenue

and higher PCL.
On an adjusted basis net income was $1,023

million (US$752 million), a decrease of 25% (26%

in U.S. dollars) from the first quarter last

year.

The U.S. Retail Bank continued to deliver loan

growth while maintaining its through-the-cycle

underwriting standards, with total average

loan balances up 9%
compared with the first quarter last year

and up 2% from last quarter. Average deposit volumes declined

9% year-over-year and 1% quarter-over-quarter.
Excluding sweep deposits, total personal

and business deposit average balances

were down 2% year-over-year and flat quarter-over-quarter,

reflecting
competitive market conditions.

During the quarter, TD Bank, America’s Most Convenient Bank®

(TD AMCB) announced a three-year US$20

billion Community Impact Plan to support lending,
philanthropy, and banking access in diverse and underserved

communities across its footprint. TD AMCB

continued to deliver innovative solutions to

small
business clients with the launch of Tap to Pay on iPhone and Zelle for Small Business,

offering enhanced convenience and payment

functionality.
Wealth Management and Insurance delivered

good performance reflecting the strength

of its diversified businesses
Wealth Management and Insurance net income

was $555 million, relatively flat compared

with the first quarter last year, as positive top-line

momentum was
partially offset by higher insurance service expenses.

This quarter’s revenue growth of 8%

reflected insurance premium growth

and higher fee-based revenue in
the asset management and advice-based

businesses.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

This quarter, Wealth Management and Insurance’s investments in client-centric innovation continued to

drive momentum and gain recognition.TD

Direct Investing
ranked as the #1 Direct Investing Brokerage

in Canada by the Globe and Mail for the

second consecutive year. Eighteen mutual funds and ETFs

managed by TD
Asset Management received 2023 FundGrade

A+ Awards by Fundata Canada Inc. for demonstrating

strong risk-adjusted performance relative

to industry peers,
underscoring the expertise of the Bank’s investment

teams.
Wholesale Banking delivered record

revenue

Wholesale Banking reported net income for

the quarter was $205 million, a decrease

of $126 million compared with the first quarter

last year, reflecting higher non-
interest expenses which include integration-related

costs of $117 million and a provision of $102 million taken in connection with the industry-wide U.S. record
keeping matter, partially offset by higher revenues. On an adjusted basis, net income was $298 million, a decrease

of $49 million or 14%. Revenue for the quarter
was $1,780 million, an increase of $435 million,

or 32%, compared with the first quarter

last year, reflecting the segment’s expanded capabilities

from the inclusion
of TD Cowen and strong performance across

Global Markets and Corporate and Investment

Banking.

This quarter, the Wholesale Bank continued to demonstrate its leadership in Environmental, Social, and

Governance (ESG). TD Securities was

joint lead manager
on a 3-year (US$1.5 billion) Social Bond for

the International Finance Corporation (IFC)

to support low-income communities

in emerging markets. The transaction
represents IFC’s largest social bond ever issued.

TD Securities was also joint lead manager

on a new (AUD$1.5 billion) Green

Bond issued by KFW Development
Bank, the issuer’s largest ever transaction in the

Australian market.

Continuing to innovate for customers
The Bank continued to enhance TD Invent, its

enterprise approach to innovation, including

reaching a milestone with over 700 patents

across Canada and the
U.S. as of this quarter. For the third consecutive year, the Bank was recognized by the Business Intelligence Group’s annual BIG

Innovation Awards, ranking
highest in the Organization and Product categories

for the TD Accessibility Adapter, a colleague-developed

browser plug-in that helps to make online experiences
more inclusive.

Capital
TD’s Common Equity Tier 1 Capital ratio was 13.9%.
Conclusion
“Looking ahead, TD is well-positioned from

both a capital and funding perspective,

with the capacity to continue to invest in our business

and return capital to
shareholders,”

said Masrani. “I want to thank our more than

95,000 TD bankers who continue to deliver

for our customers, communities, and shareholders.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability

Board in 2012 to identify fundamental

disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index below includes

the recommendations (as published by

the EDTF) and
lists the location of the related EDTF disclosures

presented in the first quarter 2024 Report to

Shareholders (RTS), Supplemental Financial Information

(SFI),

or
Supplemental Regulatory Disclosures (SRD).

Information on TD’s website,

SFI, and SRD is not and should not be

considered incorporated herein by reference
into the first quarter 2024 RTS,

Management’s Discussion and Analysis,

or the Interim Consolidated Financial Statements.

Certain disclosure references have
been made to the Bank’s

2023 Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
First
Quarter
2024
SFI
First
Quarter
2024
SRD
First
Quarter
2024
Annual Report
2023
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
83-88, 92, 97,
99-101, 112-114
3 Describe and discuss top and emerging risks. 76-82
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
28, 41 72, 109
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
84-87
6
Description of the bank’s risk culture and procedures applied to support the culture.
83-84
7
Description of key risks that arise from the bank’s business models and activities.
71, 83, 88-116
8
Description of stress testing within the bank’s risk governance and capital frameworks.
70, 87, 95, 112
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

25-27, 76 1-3, 6
67-69, 73,
219
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 67
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

68-70, 112
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-13 70-71
14
Analysis of capital requirements for each method used for calculating RWA.

13 89-92, 94-95
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

34-51, 56-62
16
Flow statement reconciling the movements of RWA by risk type.

16-17
17 Discussion of Basel III back-testing requirements. 76 91, 95, 99
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 33-35, 37-38
101-103,
105-106
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
36 104, 214
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
41-43 109-111
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 36-41 106-109
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
30 93
23 Breakdown of significant trading and non-trading market risk factors. 30, 32 93, 96-97
24
Significant market risk measurement model limitations and validation procedures.
31 94-97, 99
25
Primary risk management techniques beyond reported risk measures and parameters.
31 94-97
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
22-25, 61-66 21-36
1-5, 13, 16,
18-76
54-66, 88-92,
171-178, 187,
190-191,
217-218
27 Description of the bank’s policies for identifying impaired loans. 66
62, 147-148,
154, 177
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
23, 63-65 25, 29 60, 174-176
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
50-52, 63-67
91, 159,
181-183, 187,
190-191
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

91, 151, 159
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
97-100, 112-116
32 Discuss publicly known risk events related to other risks. 74
81-82, 212-213,
221

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 45 Changes in Internal Control over Financial Reporting
5 Financial Highlights 46 Glossary
6 Significant Events
6 How We Performed
10 Financial Results Overview INTERIM CONSOLIDATED FINANCIAL STATEMENTS
13 How Our Businesses Performed 49 Interim Consolidated Balance Sheet
20 Quarterly Results 50 Interim Consolidated Statement of Income
21 Balance Sheet Review 51 Interim Consolidated Statement of Comprehensive Income
22 Credit Portfolio Quality 52 Interim Consolidated Statement of Changes in Equity
25 Capital Position 53 Interim Consolidated Statement of Cash Flows
29 Managing Risk 54 Notes to Interim Consolidated Financial Statements
44 Securitization and Off-Balance Sheet Arrangements
44 Accounting Policies and Estimates 77 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This MD&A is presented to enable readers

to assess material changes in the financial

condition and operating results of TD Bank

Group (“TD” or the “Bank”) for
the three months ended January 31, 2024,

compared with the corresponding periods

shown. This MD&A should be read in conjunction

with the Bank’s unaudited
Interim Consolidated Financial Statements

and related Notes included in this Report

to Shareholders and with the 2023 Consolidated

Financial Statements and
related Notes and 2023 MD&A. This MD&A

is dated February 28, 2024. Unless otherwise

indicated, all amounts are expressed

in Canadian dollars and have been
primarily derived from the Bank’s 2023 Consolidated

Financial Statements and related Notes or Interim

Consolidated Financial Statements and

related Notes,
prepared in accordance with IFRS as issued

by the IASB. Note that certain comparative

amounts have been revised to conform

with the presentation adopted in
the current period.

Additional information relating to the Bank,

including the Bank’s 2023 Annual Information

Form, is available on the Bank’s website at
http://www.td.com as well as on SEDAR+

at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995 . Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s

2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings
“Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment,

and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”,

“outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”,
“target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity,

commodity, foreign exchange, interest rate,

and credit spreads), operational (including
technology, cyber security,

and infrastructure), model, insurance, liquidity,

capital adequacy, legal, regulatory compliance and

conduct, reputational, environmental and social, and other
risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operat es; geopolitical risk; inflation, rising rates and recession;
regulatory oversight and compliance risk;

the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions
and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other
strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the
Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to,
or application of, current laws,

rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and
new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

environmental and social risk (including climate change);
exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate

(IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and

the occurrence

of natural and unnatural catastrophic events and claims
resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on
www.td.com. All such factors, as well as other uncertainties and potential events,

and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal

and Commercial Banking, U.S. Retail, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024”

for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Results of operations
Total revenue – reported 1 $ 13,714 $ 13,178 $ 12,201
Total revenue – adjusted 1,2 13,771 13,242 13,077
Provision for (recovery of) credit losses 1,001 878 690
Insurance service expenses (ISE) 1 1,366 1,346 1,164
Non-interest expenses – reported 1 8,030 7,628 8,112
Non-interest expenses – adjusted 1,2 7,125 6,988 6,337
Net income – reported 1 2,824 2,866 1,581
Net income – adjusted 1,2 3,637 3,485 4,154
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 904.3 $ 895.9 $ 836.7
Total assets 1,910.9 1,955.1 1,926.6
Total deposits 1,181.3 1,198.2 1,220.6
Total equity 112.4 112.1 112.0
Total risk-weighted assets
3
579.4 571.2 531.6
Financial ratios
Return on common equity (ROE) – reported 1,4 10.9% 10.5% 5.9%
Return on common equity – adjusted 1,2 14.1 12.9 16.1
Return on tangible common equity (ROTCE) 1,2,4 14.9 14.3 8.0
Return on tangible common equity – adjusted
1,2
18.7 17.1 21.1
Efficiency ratio – reported 1,4 58.6 57.9 66.5
Efficiency ratio – adjusted, net of ISE 1,2,4,5 57.4 58.7 53.2
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.44 0.39 0.32
Common share information – reported (Canadian dollars)
Per share earnings 1
Basic $ 1.55 $ 1.48 $ 0.82
Diluted 1.55 1.48 0.82
Dividends per share 1.02 0.96 0.96
Book value per share 4 57.34 56.56 55.07
Closing share price
6
81.67 77.46 92.06
Shares outstanding (millions)

Average basic 1,776.7 1,806.3 1,820.7
Average diluted 1,778.2 1,807.8 1,823.1
End of period 1,772.1 1,790.7 1,828.9
Market capitalization (billions of Canadian dollars) $ 144.7 $ 138.7 $ 168.4
Dividend yield 4 4.9% 4.7% 4.3%
Dividend payout ratio 4 65.7 64.6 116.6
Price-earnings ratio 1,4 13.1 14.0 11.1
Total shareholder return (1 year) 4 (6.9) (6.9) (5.7)
Common share information – adjusted (Canadian dollars)
1,2
Per share earnings
1
Basic $ 2.01 $ 1.82 $ 2.24
Diluted 2.00 1.82 2.23
Dividend payout ratio 50.7% 52.4% 42.9%
Price-earnings ratio
1
10.6 9.8 10.8
Capital ratios 3
Common Equity Tier 1 Capital ratio 13.9% 14.4% 15.5%
Tier 1 Capital ratio 15.7 16.2 17.5
Total Capital ratio 17.6 18.1 19.9
Leverage ratio 4.4 4.4 4.8
TLAC ratio 30.8 32.7 36.6
TLAC Leverage ratio 8.6 8.9 9.9
1

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 2 of
the Bank’s first quarter 2024 Interim Consolidated Financial Statements for further details.
2

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current

GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How

We Performed” section of this document
for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
4

For additional information

about this metric, refer to the Glossary of this document.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE – Q1 2024:
$12,405 million, Q4 2023: $11,896 million, Q1 2023: $11,913

million. Effective the first quarter of 2024, the composition of this non-GAAP ratio and the comparative amounts have been
revised.
6

Toronto Stock Exchange closing market

price.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

SIGNIFICANT EVENTS

a) Restructuring Charges
The Bank continued to undertake certain

measures in the first quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $291 million

of restructuring charges which primarily

relate to employee severance and other personnel-related

costs and real estate
optimization.

The Bank continues to expect to incur restructuring

charges in the first half of calendar 2024

that are of a similar magnitude to the restructuring
charges incurred in the fourth quarter of 2023.
b)
Federal Deposit Insurance Corporation

Special Assessment
On November 16, 2023, the FDIC announced

a final rule that implements a special assessment

to recover the losses to the Deposit Insurance

Fund arising from
the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The FDIC special assessment resulted in

the recognition of $411 million
(US$300 million) pre-tax in non-interest expenses

in the first quarter of the Bank’s fiscal 2024.

On February 23, 2024, the FDIC notified

all institutions subject to
the special assessment that its estimate of

total losses has increased compared to

the amount communicated with the final rule

in November 2023. The FDIC
plans to provide institutions subject to

the special assessment an updated estimate

with its first quarter 2024 special assessment

invoice, to be released in June
2024. At this time, it is not known what the

final FDIC special assessment will be, but

the Bank expects the FDIC special assessment

to increase.
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North America

by
assets and serves more than 27.5 million customers

in four key businesses operating in a number

of locations in financial centres around

the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
®
,
TD Auto Finance U.S., TD Wealth (U.S.), and

an investment in The Charles Schwab Corporation;

Wealth Management and Insurance, including TD

Wealth
(Canada), TD Direct Investing, and TD

Insurance; and Wholesale Banking, including

TD Securities and TD Cowen. TD also ranks

among the world’s leading
online financial services firms, with more

than 17 million active online and mobile customers.

TD had $1.91 trillion in assets on January 31,

2024. The Toronto-
Dominion Bank trades under the symbol “TD”

on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS and refers to results prepared

in accordance with IFRS as “reported”
results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported
results. Items of note are items which

management does not believe are indicative of

underlying business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective income

tax rate. The Bank believes that non-GAAP
financial measures and non-GAAP ratios

provide the reader with a better understanding

of how management views the Bank’s performance.

Non-GAAP financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and position,

and capital management measures depict

the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is

comprised of agreements with certain

U.S. retailers pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and PCL related

to these portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses

attributable to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On October 6, 2020, the Bank acquired an approximately

13.5% stake in The Charles Schwab Corporation

(“Schwab”) following the completion of

Schwab’s
acquisition of TD Ameritrade Holding Corporation

(“TD Ameritrade”) of which the Bank

was a major shareholder (the “Schwab transaction”).

On August 1, 2022,
the Bank sold 28.4 million non-voting common

shares of Schwab, at a price of US$66.53

per share for proceeds of $2.5 billion (US$1.9

billion), which reduced the
Bank’s ownership interest in Schwab to approximately

12.0%.
The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of

net income from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details, refer

to Note 7 of the Bank’s first quarter 2024

Interim Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”),

which replaced the
2019 Schwab IDA Agreement. Pursuant

to the 2023 Schwab IDA Agreement, the Bank

continues to make sweep deposit accounts

available to clients of Schwab.
Schwab designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits over

the minimum level of FROA are
designated as floating-rate obligations. In comparison

to the 2019 Schwab IDA Agreement, the 2023

Schwab IDA Agreement extends the initial

expiration date by
three years to July 1, 2034 and provides for

lower deposit balances in its first six years,

followed by higher balances in the later

years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab has the option to buy

down up
to $6.8 billion (US$5 billion)

of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits. Refer

to the
“Related Party Transactions” section in the 2023

MD&A for further details.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $0.7

billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23 million)

in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement.

The fees are intended to
compensate the Bank for losses incurred

this quarter from discontinuing certain

hedging relationships, and for lost revenues.

The net impact is recorded in net
interest income.

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income $ 7,488 $ 7,494 $ 7,733
Non-interest income
1
6,226 5,684 4,468
Total revenue 1 13,714 13,178 12,201
Provision for (recovery of) credit losses 1,001 878 690
Insurance service expenses 1 1,366 1,346 1,164
Non-interest expenses
1
8,030 7,628 8,112
Income before income taxes and share

of net income from
investment in Schwab
1
3,317 3,326 2,235
Provision for (recovery of) income taxes 1 634 616 939
Share of net income from investment in

Schwab
141 156 285
Net income – reported 1 2,824 2,866 1,581
Preferred dividends and distributions on other

equity instruments
74 196 83
Net income available to common shareholders 1 $ 2,750 $ 2,670 $ 1,498
1

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events” or “Financial
Results Overview” sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Operating results – adjusted
Net interest income 1 $ 7,545 $ 7,558 $ 7,862
Non-interest income 1,2 6,226 5,684 5,215
Total revenue 2 13,771 13,242 13,077
Provision for (recovery of) credit losses 1,001 878 690
Insurance service expenses 2 1,366 1,346 1,164
Non-interest expenses 2,3 7,125 6,988 6,337
Income before income taxes and share

of net income from investment in Schwab
4,279 4,030 4,886
Provision for income taxes 872 779 1,060
Share of net income from investment in

Schwab
4 230 234 328
Net income – adjusted 2 3,637 3,485 4,154
Preferred dividends and distributions on other

equity instruments
74 196 83
Net income available to common shareholders

– adjusted
3,563 3,289 4,071
Pre-tax adjustments for items of note
Amortization of acquired intangibles 5 (94) (92) (54)
Acquisition and integration charges related

to the Schwab transaction
3,4 (32) (31) (34)
Share of restructuring and other charges

from investment in Schwab
4 (49) (35) –
Restructuring charges 3 (291) (363) –
Acquisition and integration-related charges 3 (117) (197) (21)
Charges related to the terminated First

Horizon (FHN) acquisition
3 – – (106)
Impact from the terminated FHN acquisition-related

capital hedging strategy
1 (57) (64) (876)
Litigation (settlement)/recovery 3 – – (1,603)
FDIC special assessment 3 (411) – –
Less: Impact of income taxes
Amortization of acquired intangibles (15) (9) (8)
Acquisition and integration charges related

to the Schwab transaction
(6) (5) (6)
Restructuring charges (78) (97) –
Acquisition and integration-related charges (24) (36) (5)
Charges related to the terminated FHN acquisition – – (26)
Impact from the terminated FHN acquisition-related

capital hedging strategy
(14) (16) (216)
Litigation (settlement)/recovery – – (445)
FDIC special assessment (101) – –
Canada Recovery Dividend (CRD) and

federal tax rate increase for fiscal 2022
6 – – 585
Total adjustments for items of note (813) (619) (2,573)
Net income available to common shareholders

– reported
$ 2,750 $ 2,670 $ 1,498
1

Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes the following components, reported in the Corporate segment: i) mark-
to-market gains (losses) on interest rate swaps recorded in non-interest income – Q1 2023: ($998) million, ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q1 2023: $122 million,

and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q1 2023: $251 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – Q1 2024: ($57) million, Q4 2023: ($64) million.
2

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
3

Adjusted non-interest expenses exclude the following items of note:
i. Amortization of acquired intangibles – Q1 2024: $63 million, Q4 2023: $62 million,

Q1 2023: $24 million, reported in the Corporate segment;
ii. The Bank’s own integration and acquisition costs related to the Schwab transaction – Q1 2024: $23 million, Q4 2023: $18 million, Q1 2023: $21 million, reported in the

Corporate
segment;
iii. Acquisition and integration-related charges – Q1 2024: $117 million, Q4 2023: $197 million, Q1 2023: $21 million, reported in the Wholesale Banking segment;

iv. Charges related to the terminated

FHN acquisition – Q1 2023: $106 million, reported in the U.S. Retail segment;
v. Stanford litigation settlement

– Q1 2023: $1,603 million, reported in the Corporate segment;
vi. Restructuring charges – Q1 2024: $291 million,

Q4 2023: $363 million, reported in the Corporate segment;

and

vii. FDIC special assessment – Q1 2024: $411

million, reported in the U.S. Retail segment.
4

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis.

The earnings impact of these items is reported in the Corporate segment:
i. Amortization of Schwab-related acquired intangibles – Q1 2024: $31 million, Q4

2023: $30 million, Q1 2023: $30 million;
ii. The Bank’s share of acquisition and integration charges associated with

Schwab’s acquisition of TD Ameritrade – Q1 2024: $9 million, Q4 2023: $13 million,

Q1 2023: $13 million;
iii. The Bank’s share of restructuring charges incurred by Schwab – Q1 2024:

$27 million, Q4 2023: $35 million; and
iv. The Bank’s share

of the FDIC special assessment charge incurred by Schwab – Q1 2024: $22 million.
5
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment.

Refer to footnotes 3 and 4 for amounts.
6

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023,

reported in the Corporate segment.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Basic earnings per share – reported
2
$ 1.55 $ 1.48 $ 0.82
Adjustments for items of note 0.45 0.34 1.41
Basic earnings per share – adjusted 2 $ 2.01 $ 1.82 $ 2.24
Diluted earnings per share – reported 2 $ 1.55 $ 1.48 $ 0.82
Adjustments for items of note 0.45 0.34 1.41
Diluted earnings per share – adjusted
2
$ 2.00 $ 1.82 $ 2.23
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Schwab 1 $ 31 $ 30 $ 30
Wholesale Banking related intangibles 42 46 7
Other 6 7 9
Included as items of note 79 83 46
Software and asset servicing rights 96 93 90
Amortization of intangibles, net of income

taxes
$ 175 $ 176 $ 136
1

Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was increased

to 11.5% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Average common equity $ 100,269 $ 100,998 $ 100,441
Net income available to common shareholders

– reported
1
2,750 2,670 1,498
Items of note, net of income taxes 813 619 2,573
Net income available to common shareholders

– adjusted
1
$ 3,563 $ 3,289 $ 4,071
Return on common equity – reported 1 10.9% 10.5% 5.9%
Return on common equity – adjusted 1 14.1 12.9 16.1
1

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Average common equity $ 100,269 $ 100,998 $ 100,441
Average goodwill 18,208 18,217 17,486
Average imputed goodwill and intangibles on investments

in Schwab
6,056 6,094 6,160
Average other acquired intangibles 1 615 635 442
Average related deferred tax liabilities (231) (114) (174)
Average tangible common equity 75,621 76,166 76,527
Net income available to common shareholders

– reported
2 2,750 2,670 1,498
Amortization of acquired intangibles, net of income

taxes
79 83 46
Net income available to common shareholders

adjusted for

amortization of acquired intangibles,

net of income taxes
2 2,829 2,753 1,544
Other items of note, net of income taxes 734 536 2,527
Net income available to common shareholders

– adjusted
2 $ 3,563 $ 3,289 $ 4,071
Return on tangible common equity 2 14.9% 14.3% 8.0%
Return on tangible common equity – adjusted 2 18.7 17.1 21.1
1

Excludes intangibles relating to software and asset servicing rights.
2

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31, 2024 vs.
January 31, 2023
Increase (Decrease)
U.S. Retail Bank
Total revenue – reported $ 9
Total revenue – adjusted 1 9
Non-interest expenses – reported 6
Non-interest expenses – adjusted 1 5
Net income – reported, after-tax 2
Net income – adjusted, after-tax 1 3
Share of net income from investment in

Schwab
2 –
U.S. Retail segment net income – reported,

after-tax
2
U.S. Retail segment net income – adjusted,

after-tax
1 3
Earnings per share (Canadian dollars)
Basic – reported $ –
Basic – adjusted 1 –
Diluted – reported –
Diluted – adjusted 1 –
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended
January 31 January 31
2024 2023
U.S. dollar $ 0.739 $ 0.741
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the first quarter of 2024. Shareholder

performance indicators help guide and benchmark

the Bank’s
accomplishments. For the purposes

of this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are prepared
in accordance with IFRS. Reported and

adjusted results and items of note are explained

in “Non-GAAP and Other Financial

Measures” in the “How We Performed”
section of this document.
●

Adjusted diluted EPS for the three months

ended January 31, 2024, decreased 10%

from the same period last year.

●

Adjusted ROTCE for the three months ended

January 31, 2024, was 18.7%.
●

For the twelve months ended January 31, 2024,

the total shareholder return was -6.9% compared

to the Canadian peer
1 average of -0.1%.

Net Income
Quarterly comparison – Q1 2024 vs. Q1 2023
Reported net income for the quarter was $2,824

million, an increase of $1,243 million, or 79%,

compared with the first quarter last year, primarily reflecting the

impact of the Stanford litigation settlement

in the prior year, the loss from the net effect of the terminated

FHN acquisition-related capital hedging

strategy, and
prior year recognition of a provision for income

taxes in connection with the CRD and increase

in the Canadian federal tax rate for fiscal

2022. On an adjusted
basis, net income for the quarter was $3,637

million, a decrease of $517 million, or 12%,

compared with the first quarter last

year, primarily reflecting higher non-
interest expenses and higher PCL, partially

offset by higher revenues.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $1,989 million, in Canadian Personal and

Commercial Banking
of $56 million, and in Wealth Management and

Insurance of $1 million, partially offset by decreases

in U.S. Retail of $677 million and in

Wholesale Banking of
$126 million.
Quarterly comparison – Q1 2024 vs. Q4 2023

Reported net income for the quarter decreased

$42 million, or 1%, compared with the prior

quarter, primarily reflecting higher

non-interest expenses, including the
F
DIC special assessment, and higher PCL,

partially offset by higher revenues. Adjusted net

income for the quarter increased $152

million, or 4%.
By segment, the decrease in reported net income

reflects decreases in U.S. Retail of $362

million and in the Corporate segment of $37

million, partially offset
by increases in Wholesale Banking of

$188 million, in Canadian Personal and

Commercial Banking of $106 million, and

in Wealth Management and Insurance of
$63 million.
Net Interest Income
Quarterly comparison – Q1 2024 vs. Q1 2023
Reported net interest income for the quarter

was $7,488 million, a decrease of $245 million,

or 3%, compared with the first quarter

last year, primarily reflecting
lower net interest income in Wholesale Banking

and lower deposit volumes and margins

in U.S. Retail, partially offset by higher

volumes
in Canadian Personal and
Commercial Banking. On an adjusted basis, net

interest income was $7,545 million, a

decrease of $317 million, or 4%.
By segment, the decrease in reported net interest

income reflects decreases in Wholesale

Banking of $327 million and in U.S. Retail

of $268 million, partially
offset by increases in Canadian Personal

and Commercial Banking of $294 million, in

the Corporate segment of $54 million, and

in Wealth Management and
Insurance of $2 million.

Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and

The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Quarterly comparison – Q1 2024 vs. Q4 2023

Reported net interest income for the quarter

decreased $6 million, compared with the

prior quarter, primarily reflecting lower revenue

in treasury and balance sheet
management activities, lower net interest income

in Wholesale Banking, and lower deposit

volumes in U.S. Retail, partially offset by

higher volumes and margins in
Canadian Personal and Commercial

Banking. On an adjusted basis, net interest

income decreased $13 million.
By segment, the decrease in reported net interest

income reflects decreases in the Corporate

segment of $55 million, in U.S. Retail of $52 million,

and in
Wholesale Banking of $47 million, partially

offset by increases in Canadian Personal

and Commercial Banking of $128 million

and in Wealth Management and
Insurance of $20 million.
Non-Interest Income
Quarterly comparison – Q1 2024 vs. Q1 2023
Reported non-interest income for the quarter

was $6,226 million, an increase of $1,758

million, or 39%, compared with the first quarter

last year, primarily
reflecting higher equity commissions, lending

revenue primarily from syndicated and

leveraged finance, underwriting fees, and

trading-related revenue in
Wholesale Banking, the prior year’s

loss from the net effect of the terminated

FHN acquisition-related capital hedging strategy, and higher insurance premiums. On
an adjusted basis, non-interest

income was $6,226 million, an increase

of $1,011 million, or 19%.
By segment, the increase in reported non-interest

income reflects increases in Wholesale

Banking of $762 million, in the Corporate

segment of $733 million, in
Wealth Management and Insurance of $218 million,

in U.S. Retail of $44 million, and in

Canadian Personal and Commercial Banking

of $1 million.
Quarterly comparison – Q1 2024 vs. Q4 2023
Non-interest income for the quarter increased

$542 million, or 10%, compared with the prior

quarter, primarily reflecting higher trading-related

revenue, lending
revenue, and underwriting fees in Wholesale

Banking, and higher insurance premiums.
By segment, the increase in non-interest income

reflects increases in Wholesale Banking

of $339 million, in Wealth Management

and Insurance of $159 million,
in U.S. Retail of $32 million, in the Corporate

segment of $10 million, and in Canadian Personal

and Commercial Banking of $2 million.

Provision for Credit Losses
Quarterly comparison – Q1 2024 vs. Q1 2023
PCL for the quarter was $1,001 million, an increase

of $311 million compared with the first quarter last year. PCL – impaired was $934 million, an increase of
$381 million, or 69%, reflecting further normalization

of credit performance in the consumer lending

portfolios,

and credit migration in the commercial lending
portfolios.

PCL – performing was $67 million, a decrease

of $70 million, reflecting a lower build

in the current quarter. The performing provisions this quarter were
largely recorded in the Canadian Personal and

Commercial Banking segment,

reflecting volume growth and

current credit conditions. Total PCL for the quarter as
an annualized percentage of credit volume

was 0.44%.

By segment, PCL was higher by $185

million in U.S. Retail, by $96 million in Canadian

Personal and Commercial Banking, by $52

million in the Corporate
segment, and lower by $22 million in

Wholesale Banking.

Quarterly comparison – Q1 2024 vs. Q4 2023

PCL for the quarter was $1,001 million, an increase

of $123 million compared with the prior

quarter. PCL – impaired was $934 million, an increase

of $215 million,
or 30%, reflecting further normalization of

credit performance in the consumer lending

portfolios, and credit migration in the commercial

lending portfolios. PCL –
performing was $67 million, a decrease of $92

million, reflecting a lower build in the current

quarter.

The performing provisions this quarter

were largely recorded in
the Canadian Personal and Commercial Banking

segment, reflecting volume growth and

current credit conditions.

Total PCL for the quarter as an annualized
percentage of credit volume was 0.44%.

By segment, PCL was higher by $96 million in

U.S. Retail, by $41 million in the Corporate

segment, by $33 million in Canadian Personal

and Commercial
Banking, and lower by $47 million in Wholesale

Banking.

TABLE 9: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 364 $ 274 $ 220
U.S. Retail 377 308 212
Wealth Management and Insurance – – –
Wholesale Banking 5 – 1
Corporate 2 188 137 120
Total provision for (recovery of) credit losses – Stage 3 934 719 553
Provision for (recovery of) credit losses

– Stage 1 and Stage 2 (performing)
Canadian Personal and Commercial

Banking
59 116 107
U.S. Retail 8 (19) (12)
Wealth Management and Insurance – – –
Wholesale Banking 5 57 31
Corporate 2 (5) 5 11
Total provision for (recovery of) credit losses – Stage 1

and Stage 2 67 159 137
Total provision for (recovery of) credit losses $ 1,001 $ 878 $ 690
1

Includes PCL for off-balance sheet instruments.

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Insurance Service Expenses

Quarterly comparison – Q1 2024 vs. Q1 2023
Insurance service expenses for the quarter

were $1,366 million, an increase of $202

million, or 17%, compared with the first quarter

last year, reflecting increased
claims severity and less favourable prior

years’

claims development.
Quarterly comparison – Q1 2024 vs. Q4 2023
Insurance service expenses for the quarter

increased $20 million, or 1%, compared

with the prior quarter, reflecting less favourable prior years’

claims
development, partially offset by fewer severe

weather-related events.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q1 2024 vs. Q1 2023
Reported non-interest expenses were $8,030

million, a decrease of $82 million, or 1%,

compared with the first quarter last year, primarily reflecting the impact of
the Stanford litigation settlement in the prior

year, partially offset by higher employee-related expenses and the FDIC special assessment. On an

adjusted basis,
non-interest expenses were $7,125 million, an

increase of $788 million, or 12%.
By segment, the decrease in reported non-interest

expenses reflects a decrease in the

Corporate segment of $1,228 million, partially

offset by increases in
Wholesale Banking of $617 million, in

U.S. Retail of $370 million, in Canadian

Personal and Commercial Banking of

$121 million, and in Wealth Management and
Insurance of $38 million.
The Bank’s reported efficiency ratio was 58.6%, compared

to 66.5% in the first quarter last year. The Bank’s adjusted efficiency ratio,

net of ISE was 57.4%,
compared with 53.2% in the first quarter last

year.
Quarterly comparison – Q1 2024 vs. Q4 2023
Reported non-interest expenses increased

$402 million, or 5%, compared with the prior

quarter, primarily reflecting the FDIC special assessment,

higher
employee-related expenses and a provision of

$102 million taken in connection with

the U.S. record keeping matter, partially offset by lower professional

and
advisory spend, and lower acquisition and

integration-related charges. Adjusted non-interest

expenses increased $137 million, or 2%,

compared with the prior
quarter.
By segment, the increase in reported non-interest

expenses reflects increases in U.S.

Retail of $365 million, in Wealth Management and

Insurance of
$90 million, and in Wholesale Banking of $59

million, partially offset by decreases in the Corporate

segment of $57 million and in Canadian Personal

and
Commercial Banking of $55 million.
The Bank’s reported efficiency ratio was 58.6%, compared

with 57.9% in the prior quarter. The Bank’s adjusted efficiency ratio, net of

ISE was 57.4%,
compared with 58.7% in the prior quarter.

Income Taxes

The Bank’s effective income tax rate on a reported

basis was 19.1% for the current quarter, compared with 42.0%

in the first quarter last year and 18.5%

in the
prior quarter. The year-over-year decrease primarily reflects the prior period tax adjustments associated

with the implementation of the CRD and the

Canadian
federal tax rate increase as well as earnings

mix. The quarter-over-quarter increase primarily

reflects earnings mix.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 20.4% for the current quarter, compared with 21.7% in

the first
quarter last year and 19.3% in the prior quarter. The year-over-year decrease and quarter-over-quarter increase

primarily reflect earnings mix.

TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision

for Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Income taxes at Canadian statutory income
tax rate

$ 920 27.7% $ 922 27.7% $ 620 27.8%
Increase (decrease) resulting from:
Dividends received (19) (0.6) (28) (0.8) (27) (1.2)
Rate differentials on international operations 1 (271) (8.2) (241) (7.2) (227) (10.2)
Other 4 0.2 (37) (1.2) 573 25.6
Provision for income taxes and effective

income tax rate – reported 2 $ 634 19.1% $ 616 18.5% $ 939 42.0%
Total adjustments for items of note 238 163 121
Provision for income taxes and effective

income tax rate – adjusted 2 $ 872 20.4% $ 779 19.3% $ 1,060 21.7%
1

These amounts reflect tax credits as well as international business mix.
2

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
Canadian Tax Measures
On November 30, 2023, Parliament introduced

Bill C-59, which advances certain tax

measures introduced in the Canadian Federal

budget presented on March
28, 2023. Bill C-59 denies the dividend received

deduction in respect of dividends received

by financial institutions on shares that

are mark-to-market property,
subject to a minor carve out for dividends on

certain preferred shares, as well as imposes

a 2% tax on the net value of share repurchases

by public corporations in
Canada. The legislation,

which is not yet substantively enacted, proposes

that these measures be effective beginning

January 1, 2024.
International Tax Reform – Pillar Two Global Minimum Tax
The Organisation for Economic Co-operation

and Development published Pillar Two model rules as part

of its efforts toward international tax reform.

The Pillar
Two model rules provide for the implementation of a 15%

global minimum tax for large multinational

enterprises, which is to be applied on a jurisdiction-by-
jurisdiction basis. Pillar Two legislation has been enacted

or substantively enacted in certain jurisdictions

in which the Bank operates. The earliest

the legislation
will be effective for the Bank is the fiscal year beginning

on November 1, 2024. On August 4, 2023,

draft legislative proposals regarding

Canada’s implementation
of the Pillar Two rules were released for public comment and updated proposals are expected to be issued

in early 2024. The Bank is assessing its

potential
exposure to Pillar Two income taxes.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

ECONOMIC SUMMARY AND OUTLOOK

The global economy remains on track to

slow in calendar 2024, but to a lesser extent

than anticipated in the prior quarter. Inflation has generally continued to cool
across the G-7, and central banks are expected

to start lowering interest rates soon.

However, the pace of decline is expected to be gradual

with central bankers
vigilant on inflation risks. The lagged impact of

cumulative interest rate hikes is expected

to be the primary influence dampening

economic growth and returning
inflation closer to the target ranges of the

various regions by the end of calendar 2024.

Geopolitical events remain a downside risk

to the economic forecast.

The U.S. economy grew at a solid 3.3%

annualized pace in the fourth calendar quarter

of 2023. Consumer spending remained healthy, growing at a solid

2.8%
pace, while business investment was more

modest, rising 1.9%. Government spending

continued to provide support to growth,

while housing activity expanded for
the second consecutive quarter. Overall, the U.S. economy

accelerated from a 1.9% pace in calendar

2022 to 2.5% in 2023.
Based on the January 2024 data, the

U.S. job market was still tight with the unemployment

rate historically low at 3.7%. The labour

market has shown
impressive resilience in recent months, with

job openings still elevated relative to

their pre-pandemic level and the pace of hiring

picking up slightly in recent
months. Although the downturn in total inflation

has stalled due to higher energy costs,

core inflation measures have continued to move

lower. This has prompted
the central bank to entertain discussions on

when interest rate cuts will become appropriate.
TD Economics expects the U.S. Federal

Reserve will begin cutting interest rates

mid-year from their current restrictive level of

5.25-5.50% to 4.25%-4.50% by
the end of calendar 2024. Interest rates are

still expected to weigh on demand through

the year.
The Canadian economy slowed notably in calendar

2023. Real GDP contracted in the third

calendar quarter by 1% annualized, however

domestic demand still
grew by a modest 1.3%. TD Economics expects

economic activity to have returned to growth

in the final calendar quarter of 2023, thereby

avoiding a technical
recession. The trend rate of job growth has

also slowed below that of the labour force, pushing

the unemployment rate higher. TD Economics expects the
unemployment rate to continue to move higher

in the months ahead, contributing to prolonged

weakness in consumer spending. As a result,

economic growth is
likely to remain quite modest through calendar

2024. Against that subdued backdrop,

the uncertainty surrounding the impact of

the substantial interest rate hikes
still working their way through the economy

leaves recession risks elevated in Canada.

Despite signs of slowing in the Canadian economy, progress on inflation has stalled in recent months. The Bank of

Canada has left the overnight interest rate
unchanged at 5.00% since July, but continues to express concern about the persistence of underlying inflation.

TD Economics expects some cooling in inflationary
dynamics will allow the Bank of Canada to lower

interest rates in the spring, albeit at a

gradual pace. The Canadian dollar is expected

to hover in the 73 to 74 U.S.
cent range over the next few quarters.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments: Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2023 MD&A, and Note 28

of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2023. Effective

the first quarter of 2024, certain asset

management businesses
which were previously reported in the

U.S. Retail segment are now reported in the

Wealth Management and Insurance segment.

Comparative period information
has been adjusted to reflect the new alignment.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $29

million, compared with
$44 million in the prior quarter and $57 million

in the first quarter last year.
Share of net income from investment in Schwab

is reported in the U.S. Retail segment.

Amounts for amortization of acquired intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income $ 3,833 $ 3,705 $ 3,539
Non-interest income 1,051 1,049 1,050
Total revenue 4,884 4,754 4,589
Provision for (recovery of) credit losses –

impaired
364 274 220
Provision for (recovery of) credit losses –

performing
59 116 107
Total provision for (recovery of) credit losses 423 390 327
Non-interest expenses 1,984 2,039 1,863
Provision for (recovery of) income taxes 692 646 670
Net income $ 1,785 $ 1,679 $ 1,729
Selected volumes and ratios
Return on common equity 1 34.6% 35.1% 39.9%
Net interest margin (including on securitized

assets)
2 2.84 2.78 2.80
Efficiency ratio 40.6 42.9 40.6
Number of Canadian retail branches 1,062 1,062 1,060
Average number of full-time equivalent staff 29,271 29,069 28,803
1

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Quarterly comparison – Q1 2024 vs. Q1 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,785 million, an increase of $56

million, or 3%, compared with the first quarter

last
year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized

ROE for the quarter was 34.6%, compared

with 39.9% in
the first quarter last year.
Revenue for the quarter was $4,884 million, an

increase of $295 million, or 6%, compared

with the first quarter last year.
Net interest income was $3,833 million, an increase

of $294 million, or 8%, compared with

the first quarter last year, primarily reflecting volume growth.

Average
loan volumes increased $36 billion, or 7%,

reflecting 7% growth in personal loans

and 8% growth in business loans. Average deposit

volumes increased
$14 billion, or 3%, reflecting 6% growth in

personal deposits, partially offset by 2% decline

in business deposits. Net interest margin

was 2.84%, an increase of
4 basis points (bps), primarily due to higher

margins on deposits, partially offset by lower

margins on loans.

Non-interest income was $1,051 million,

relatively flat compared with the first

quarter last year.
PCL for the quarter was $423 million, an increase

of $96 million, compared with the

first quarter last year. PCL – impaired for the quarter was $364 million, an
increase of $144 million, or 65%, reflecting

further normalization of credit performance

in the consumer lending portfolios, and

credit migration in the commercial
lending portfolios. PCL – performing was $59

million, a decrease of $48 million, reflecting a

lower build in the current quarter. The performing provisions this
quarter largely reflect credit conditions, including

some continued normalization of credit performance

in the consumer lending portfolios, credit

migration in the
commercial lending portfolios, and volume

growth. Total PCL as an annualized percentage of credit volume was 0.30%, an increase of 5 bps compared with the
first quarter last year.

Non-interest expenses for the quarter were $1,984

million, an increase of $121 million, or

6%, compared with the first quarter

last year, reflecting higher spend
supporting business growth including employee-related

expenses and technology costs.
The efficiency ratio for the quarter was 40.6%,

flat compared with the first quarter last

year.
Quarterly comparison – Q1 2024 vs. Q4 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,785 million, an increase of $106

million, or 6%, compared with the prior quarter,
reflecting higher revenue and lower non-interest

expenses, partially offset by higher PCL. The

annualized ROE for the quarter was 34.6%,

compared with 35.1%,
in the prior quarter.
Revenue increased $130 million, or 3%,

compared with the prior quarter. Net interest income increased

$128 million, or 3%, reflecting volume growth

and
higher margins.

Average loan volumes increased $7 billion, or

1%, reflecting 1% growth in personal

loans and 2% growth in business loans. Average deposit
volumes increased $8 billion, or 2%, reflecting

3% growth in personal deposits, partially

offset by 1% decline in business deposits.

Net interest margin was 2.84%,
an increase of 6 bps, primarily due to higher

deposit margins.
Non-interest income increased $2 million, relatively

flat compared with the prior quarter.
PCL for the quarter was $423 million, an increase

of $33 million compared with the prior

quarter. PCL – impaired was $364 million, an increase of

$90 million, or
33%, reflecting further normalization of credit

performance in the consumer lending portfolios,

and credit migration in the commercial lending

portfolios. PCL –
performing was $59 million, a decrease

of $57 million, reflecting a lower build in

the current quarter.

The performing provisions this quarter largely

reflect credit
conditions including some continued normalization

of credit performance in the consumer lending

portfolios, credit migration in the commercial

lending portfolios,
and volume growth. Total PCL as an annualized percentage of credit volume was 0.30%, an increase of 2 bps compared

with the prior quarter.
Non-interest expenses decreased $55 million,

or 3% compared with the prior quarter, primarily reflecting

higher non-credit provisions in the prior

quarter and
lower operating expenses within our support

functions,

partially offset by higher employee-related

expenses in Branch Banking
.
The efficiency ratio was 40.6%, compared with 42.9%,

in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 12: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended
January 31 October 31 January 31
Canadian Dollars 2024 2023 2023
Net interest income $

2,899
$

2,951
$

3,167
Non-interest income

604

572

560
Total revenue

3,503

3,523

3,727
Provision for (recovery of) credit losses –

impaired

377

308

212
Provision for (recovery of) credit losses –

performing

8
(19) (12)
Total provision for (recovery of) credit losses

385

289

200
Non-interest expenses – reported

2,410

2,045

2,040
Non-interest expenses – adjusted
1,2

1,999

2,045

1,934
Provision for (recovery of) income taxes – reported (5)

117

204
Provision for (recovery of) income taxes – adjusted 1

96

117

230
U.S. Retail Bank net income – reported

713

1,072

1,283
U.S. Retail Bank net income – adjusted 1

1,023

1,072

1,363
Share of net income from investment in

Schwab
3,4

194

197

301
Net income – reported $

907
$

1,269
$

1,584
Net income – adjusted 1

1,217

1,269

1,664
U.S. Dollars
Net interest income $

2,141
$

2,175
$

2,348
Non-interest income

446

421

415
Total revenue

2,587

2,596

2,763
Provision for (recovery of) credit losses –

impaired

279

227

158
Provision for (recovery of) credit losses –

performing

6
(14) (9)
Total provision for (recovery of) credit losses

285

213

149
Non-interest expenses – reported

1,779

1,505

1,512
Non-interest expenses – adjusted 1,2

1,479

1,505

1,434
Provision for (recovery of) income taxes – reported (3)

87

151
Provision for (recovery of) income taxes – adjusted 1

71

87

170
U.S. Retail Bank net income – reported

526

791

951
U.S. Retail Bank net income – adjusted 1

752

791

1,010
Share of net income from investment in

Schwab
3,4

144

146

222
Net income – reported $

670
$

937
$

1,173
Net income – adjusted
1

896

937

1,232
Selected volumes and ratios
Return on common equity – reported 5

8.5
%

12.2
%

15.5
%
Return on common equity – adjusted
1,5

11.3

12.2

16.3
Net interest margin 1,6

3.03

3.07

3.29
Efficiency ratio – reported

68.8

58.0

54.7
Efficiency ratio – adjusted 1

57.2

58.0

51.9
Assets under administration (billions of U.S.

dollars)
7 $

40
$

40
$

38
Assets under management (billions of U.S.

dollars)
7,8

7

7

7
Number of U.S. retail stores

1,176

1,177

1,161
Average number of full-time equivalent staff

27,985

28,182

27,587
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated First Horizon acquisition – Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax); and
ii.

FDIC special assessment – Q1 2024: $411 million or US$300

million ($310 million or US$226 million after-tax).
3
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s first quarter 2024 Interim Consolidated Financial Statements for further details.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

5
Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
6
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements,

intercompany deposits,

and cash collateral.

The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets.

Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

7
For additional information about this metric, refer to the Glossary of this document.

8
Refer to “How Our Businesses Performed” section regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and Insurance segment.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Quarterly comparison – Q1 2024 vs. Q1 2023
U.S. Retail reported net income for the quarter

was $907 million (US$670 million), a decrease

of $677 million (US$503 million), or 43%

(43% in U.S. dollars),
compared with the first quarter last year. On an adjusted

basis, net income for the quarter was $1,217

million (US$896

million), a decrease of $447

million
(US$336 million), or 27% (27% in U.S. dollars).

The reported and adjusted annualized ROE

for the quarter were 8.5% and 11.3%, respectively, compared with
15.5% and 16.3%, respectively, in the first quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income

for the quarter from the
Bank’s investment in Schwab was $194 million (US$144

million), a decrease of $107 million (US$78

million), or 36% (35% in U.S. dollars).
U.S. Retail Bank reported net income

was $713 million (US$526

million), a decrease of $570 million (US$425

million), or 44% (45% in U.S. dollars), compared
with the first quarter last year, primarily reflecting the FDIC special assessment in non-interest expenses,

lower revenue and higher PCL. U.S.

Retail Bank adjusted
net income was $1,023 million (US$752

million), a decrease of $340 million (US$258

million), or 25% (26% in U.S. dollars), compared

with the first quarter last
year, reflecting lower revenue, higher PCL and higher non-interest expenses.
Revenue for the quarter was US$2,587 million,

a decrease of US$176 million, or 6%,

compared with the first quarter last year. Net interest income of
US$2,141 million, decreased US$207 million,

or 9%, driven by lower deposit volumes

and margins, partially offset by higher loan

volumes. Net interest margin of
3.03%, decreased 26 bps, due to lower deposit

margins reflecting higher deposit costs and

lower margins on loans. Non-interest income

of US$446 million
increased US$31 million, or 7%, compared

with the first quarter last year, primarily reflecting fee income growth from increased customer activity.

Average loan volumes increased US$16 billion,

or 9%, compared with the first quarter

last year. Personal loans increased 11%, reflecting lower mortgage prepayments in the higher rate environment and

strong auto originations. Business loans increased

7%, reflecting good originations from new

customer growth
and slower payment rates. Average deposit volumes

decreased US$33 billion, or 9%, reflecting a

23% decrease in sweep deposits, a 4% decrease

in business
deposits, and a 1% decrease in personal

deposit volumes.
Assets under administration (AUA) were

US$40 billion as at January 31, 2024, an increase

of US$2 billion, or 5%, compared with the

first quarter last year,
reflecting net asset growth. After giving effect

to realignment of certain asset management

businesses from U.S. Retail to Wealth Management

and Insurance,
Assets under Management (AUM) were

US$7 billion as at January 31, 2024,

flat compared with the first quarter last

year.
PCL for the quarter was US$285 million,

an increase of US$136 million compared

with the first quarter last year. PCL – impaired was US$279

million, an
increase of US$121 million, or 77%, primarily

reflecting further normalization of credit performance

in the consumer lending portfolios

and credit migration in the
commercial lending portfolios,

largely related to commercial real estate.

PCL – performing was a build of US$6 million,

compared with a recovery of US$9 million

in
the prior year. U.S. Retail PCL including only the Bank’s share of

PCL in the U.S. strategic cards portfolio,

as an annualized percentage of credit volume

was
0.61%, an increase of 27 bps, compared

with the first quarter last year.
Reported non-interest expenses for the quarter

were US$1,779 million, an increase of

US$267 million, or 18%, compared with the

first quarter last year,
reflecting the FDIC special assessment, and

higher employee-related expenses, partially

offset by acquisition and integration-related

charges for the terminated
First Horizon transaction in the first quarter last

year. On an adjusted basis, non-interest expenses increased

US$45 million, or 3%, reflecting higher employee-
related expenses.
The reported and adjusted efficiency ratios for the quarter

were 68.8% and 57.2%, respectively, compared with 54.7% and

51.9%, respectively, in the first
quarter last year.
Quarterly comparison – Q1 2024 vs. Q4 2023
U.S. Retail reported net income of $907 million

(US$670 million), a decrease of $362

million (US$267 million), or 29% (28% in

U.S. dollars), compared with the
prior quarter. On an adjusted basis, net income for the

quarter was $1,217 million (US$896 million),

a decrease of $52 million (US$41

million), or 4% (4% in U.S.
dollars). The reported and adjusted annualized

ROE for the quarter were 8.5% and 11.3%, respectively, compared with 12.2%, respectively, in the prior quarter.

The contribution from Schwab of $194

million (US$144 million) decreased $3

million (US$2 million), or 2% (1% in U.S. dollars).

U.S. Retail Bank reported net income

was $713 million (US$526

million), a decrease of $359 million (US$265

million), or 33% (34% in U.S. dollars), compared
with the prior quarter, primarily reflecting the FDIC special assessment in non-interest expenses

and higher PCL. U.S. Retail Bank adjusted

net income was
$1,023 million (US$752

million), a decrease of $49 million (US$39

million), or 5% (5% in U.S. dollars), primarily

reflecting higher PCL, partially offset by lower

non-
interest expenses.

Revenue for the quarter was US$2,587 million, a

decrease of US$9 million, relatively flat

compared with the prior quarter. Net interest income of
US$2,141 million decreased US$34 million, or

2%, primarily reflecting lower deposit

volumes, partially offset by higher loan volumes.

Net interest margin of 3.03%
decreased 4 bps quarter over quarter due

to lower deposit margins reflecting higher

deposit costs, partially offset by the benefit

of higher reinvestment rates.

Non-
interest income of US$446 million increased

US$25 million, or 6%, primarily reflecting

higher deposit-related fees.
Average loan volumes increased US$3 billion,

or 2%, compared with the prior quarter. Personal loans increased

2%, reflecting lower mortgage prepayments,
strong auto originations, and seasonal credit

card growth. Business loans increased 1%, reflecting

good originations from new customer

growth and slower
payment rates. Average deposit volumes decreased

US$5 billion, or 1%, compared with the prior

quarter, reflecting a 5% decrease in sweep

deposits and a 1%
decrease in business deposits, partially offset by a

1% increase in personal deposit volume.

AUA were US$40 billion
as at January 31, 2024, flat compared

with the prior quarter. After giving effect to realignment of certain asset management businesses
from U.S. Retail to Wealth Management and

Insurance, AUM were US$7 billion, flat compared

with the prior quarter.
PCL for the quarter was US$285 million,

an increase of US$72 million compared

with the prior quarter. PCL – impaired was US$279 million, an increase of
US$52 million, or 23%, reflecting further

normalization of credit performance in

the consumer lending portfolios, including

seasonal trends in the credit card and
auto portfolios. PCL – performing was

a build of US$6 million, compared with a recovery

of US$14 million in the prior quarter. U.S. Retail PCL including only the
Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage

of credit volume was 0.61%, an increase

of 15 bps, compared with the prior
quarter.

Reported non-interest expenses for the quarter

were US$1,779 million, an increase of

US$274 million, or 18%, compared to the prior

quarter,

primarily reflecting
the FDIC special assessment. On an adjusted

basis,

non-interest expenses decreased US$26

million, or 2%, reflecting higher legal costs in

the prior quarter,
partially offset by higher employee-related expenses.

The reported and adjusted efficiency ratios for

the quarter were 68.8% and 57.2%, respectively, compared with 58.0%,

respectively, in the prior quarter.

THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates

and Joint Ventures of the Bank’s first quarter 2024

Interim Consolidated Financial Statements

for further information on
Schwab.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income $ 285 $ 265 $ 283
Non-interest income 1 2,850 2,691 2,632
Total revenue 3,135 2,956 2,915
Provision for (recovery of) credit losses –

impaired
– – –
Provision for (recovery of) credit losses –

performing
– – –
Total provision for (recovery of) credit losses – – –
Insurance service expenses 1 1,366 1,346 1,164
Non-interest expenses 1 1,047 957 1,009
Provision for (recovery of) income taxes 167 161 188
Net income $ 555 $ 492 $ 554
Selected volumes and ratios
Return on common equity 1,2 37.5% 33.9% 39.1%
Efficiency ratio 1 33.4 32.4 34.6
Efficiency ratio, net of ISE 1,3 59.2 59.4 57.6
Assets under administration (billions of Canadian

dollars)
4 $ 576 $ 531 $ 541
Assets under management (billions of Canadian

dollars)
479 441 452
Average number of full-time equivalent staff 15,386 15,674 16,400
1

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
2

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q1 2024: $1,769 million, Q4 2023: $1,610 million,
Q1 2023: $1,751 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section and the
Glossary of this document for additional information about this metric.
4

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q1 2024 vs. Q1 2023
Wealth Management and Insurance net income

for the quarter was $555 million, an increase

of $1 million, or relatively flat compared

with the first quarter last year,
reflecting higher revenue, offset by higher insurance

service expenses and non-interest expenses.

The annualized ROE for the quarter was 37.5%,

compared with
39.1% in the first quarter last year.
Revenue for the quarter was $3,135 million, an

increase of $220 million, or 8%, compared

with the first quarter last year. Non-interest income was
$2,850 million, an increase of $218 million, or

8%, reflecting higher insurance premiums,

and higher fee-based revenue in the wealth

management business. Net
interest income was $285 million, an increase

of $2 million, or 1%, compared with

the first quarter last year.

AUA were $576 billion as at January 31, 2024,

an increase of $35 billion, or 6%, compared

with the first quarter last year, reflecting market appreciation and net
asset growth.

AUM were $479 billion as at January

31, 2024, an increase of $27 billion, or

6%, compared with the first quarter last

year, reflecting market
appreciation.

Insurance service expenses for the quarter

were $1,366 million, an increase of $202

million, or 17%, compared with the first quarter

last year, reflecting
increased claims severity and less favourable

prior years’

claims development.

Non-interest expenses for the quarter were $1,047

million, an increase of $38 million, or

4%, compared with the first quarter

last year, reflecting higher variable
compensation commensurate with higher

revenues, and technology costs.
The efficiency ratio for the quarter was 33.4%,

compared with 34.6% in the first quarter

last year. The efficiency ratio, net of ISE for the quarter was

59.2%,
compared with 57.6% in the first quarter last

year.

Quarterly comparison – Q1 2024 vs. Q4 2023
Wealth Management and Insurance net income

for the quarter was $555 million, an increase

of $63 million, or 13%, compared with the prior

quarter, reflecting
higher revenue, partially offset by higher non-interest

expenses. The annualized ROE for the quarter

was 37.5%, compared with 33.9%, in

the prior quarter.
Revenue increased $179 million, or 6%,

compared with the prior quarter. Non-interest income increased

$159 million, or 6%, reflecting higher

insurance
premiums, as well as higher fee-based and

transaction revenue in the wealth management

business. Net interest income increased

$20 million, or 8%, reflecting
higher deposit margins.
AUA increased $45 billion, or 8%, and AUM

increased $38 billion, or 9%, compared

with the prior quarter, both primarily reflecting market appreciation and net
asset growth.

Insurance service expenses for the quarter

increased $20 million, or 1%, compared

with the prior quarter, reflecting less favourable prior years’

claims
development, partially offset by fewer severe

weather-related events.
Non-interest expenses increased $90 million,

or 9%, compared with the prior quarter, primarily reflecting higher employee-related expenses including

variable
compensation commensurate with higher

revenues.
The efficiency ratio for the quarter was 33.4%, compared

with 32.4% in the prior quarter. The efficiency ratio, net of

ISE for the quarter was 59.2%, compared
with 59.4% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 14: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income (TEB) $ 198 $ 245 $ 525
Non-interest income 1,582 1,243 820
Total revenue 1,780 1,488 1,345
Provision for (recovery of) credit losses –

impaired
5 – 1
Provision for (recovery of) credit losses –

performing
5 57 31
Total provision for (recovery of) credit losses 10 57 32
Non-interest expenses – reported 1,500 1,441 883
Non-interest expenses – adjusted
2,3
1,383 1,244 862
Provision for (recovery of) income taxes

(TEB) – reported
65 (27) 99
Provision for (recovery of) income taxes

(TEB) – adjusted
2 89 9 104
Net income – reported $ 205 $ 17 $ 331
Net income – adjusted
2
298 178 347
Selected volumes and ratios
Trading-related revenue (TEB)
4
$ 730 $ 590 $ 662
Average gross lending portfolio (billions of Canadian

dollars)
5 96.2 93.0 96.9
Return on common equity – reported 6 5.3% 0.5% 9.4%
Return on common equity – adjusted 2,6 7.6 4.9 9.9
Efficiency ratio – reported 84.3 96.8 65.7
Efficiency ratio – adjusted 2 77.7 83.6 64.1
Average number of full-time equivalent staff 7,100 7,346 5,365
1

Effective March 1, 2023, Wholesale Banking results include the acquisition of Cowen Inc.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition

– Q1 2024: $117 million ($93 million after-tax)

,

Q4 2023:
$197 million ($161 million after-tax), Q1 2023: $21 million ($16 million after-tax).
4

Includes net interest income (loss) TEB of ($54) million (Q4 2023: $61 million, Q1 2023: $261 million), and trading income (loss) of $784 million (Q4 2023: $529 million, Q1 2023:
$401 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
5

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective the first quarter of 2024 compared with 11%

in the prior year.
Quarterly comparison – Q1 2024 vs. Q1 2023
Wholesale Banking reported net income for

the quarter was $205 million, a decrease

of $126 million, or 38%, compared

with the first quarter last year, primarily
reflecting higher non-interest expenses, partially

offset by higher revenues. On an adjusted basis,

net income was $298 million, a decrease

of $49 million or 14%.
Revenue for the quarter, including TD Cowen, was $1,780

million, an increase of $435 million, or 32%,

compared with the first quarter last year. Higher revenue
primarily reflects higher equity commissions,

lending revenue primarily from syndicated

and leveraged finance,

underwriting fees, and trading-related revenue.

PCL for the quarter was $10 million, a decrease

of $22 million compared with the first quarter

last year. PCL – impaired was $5 million. PCL – performing

was
$5 million, a decrease of $26 million due

to prior period build.
Reported non-interest expenses for the quarter, including

TD Cowen, were $1,500 million, an increase

of $617 million, or 70%, compared

with the first quarter
last year, primarily reflecting TD Cowen and the associated

acquisition and integration-related costs

and higher variable compensation commensurate

with higher
revenues as well as a provision of $102

million taken in connection with the U.S. record

keeping matter. On an adjusted basis, non-interest expenses

were
$1,383 million, an increase of $521 million, or

60%.
Quarterly comparison – Q1 2024 vs. Q4 2023
Wholesale Banking reported net income for

the quarter was $205 million, an increase

of $188 million compared with the prior

quarter, primarily reflecting higher
revenues, partially offset by higher non-interest

expenses. On an adjusted basis, net income

was $298 million, an increase of $120

million, or 67%.
Revenue for the quarter increased $292 million,

or 20%, compared with the prior quarter. Higher revenue

primarily reflects higher trading-related

revenue,
lending revenue, and underwriting fees.

PCL for the quarter was $10 million, a

decrease of $47 million compared with

the prior quarter. PCL – impaired was $5 million. PCL – performing was
$5 million, a decrease of $52 million due

to prior quarter build.
Reported non-interest expenses for the quarter, increased $59 million, or 4%, compared with the prior quarter, primarily reflecting a provision of $102 million
taken in connection with the U.S. record keeping

matter, partially offset by lower acquisition and integration related costs. On an adjusted basis, non-interest
expenses increased $139 million or 11%.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net income (loss) – reported $ (628) $ (591) $ (2,617)
Adjustments for items of note
Amortization of acquired intangibles 94 92 54
Acquisition and integration charges related

to the Schwab transaction
32 31 34
Share of restructuring and other charges

from investment in Schwab
49 35 –
Restructuring charges 291 363 –
Impact from the terminated FHN acquisition-related

capital hedging strategy
57 64 876
Litigation settlement – – 1,603
Less: impact of income taxes
CRD and federal tax rate increase for fiscal

2022
– – (585)
Other items of note 113 127 675
Net income (loss) – adjusted 1 $ (218) $ (133) $ (140)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 2 $ (254) $ (227) $ (191)
Other 36 94 51
Net income (loss) – adjusted 1 $ (218) $ (133) $ (140)
Selected volumes
Average number of full-time equivalent staff 23,437 23,491 21,844
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2024 vs. Q1 2023
Corporate segment’s reported net loss

for the quarter was $628 million, compared with

a reported net loss of $2,617 million in

the first quarter last year. The lower
net loss primarily reflects the impact of the

Stanford litigation settlement in the prior year, the net effect of the terminated FHN acquisition-related capital

hedging
strategy, and prior year recognition of a provision for income taxes in connection with the CRD and increase

in the Canadian federal tax rate for

fiscal 2022,
partially offset by restructuring charges in the

current quarter. Net corporate expenses increased $63

million compared to the prior year, mainly reflecting
investments in our risk and control infrastructure. The

adjusted net loss for the quarter was

$218 million, compared with an adjusted

net loss of $140 million in the
first quarter last year.

Quarterly comparison – Q1 2024 vs. Q4 2023
Corporate segment’s reported net loss

for the quarter was $628 million, compared with

a reported net loss of $591 million in

the prior quarter. The higher net loss
reflects lower revenue in treasury and balance

sheet management activities and higher risk

and control expenses, partially offset by lower

restructuring charges.
Net corporate expenses increased $27

million compared to the prior quarter, mainly reflecting investments in our risk and control infrastructure.

The adjusted net
loss for the quarter was $218

million, compared with an adjusted net loss

of $133 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2024 2023 2022
Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30
Net interest income $ 7,488 $ 7,494 $ 7,289 $ 7,428 $ 7,733 $ 7,630 $ 7,044 $ 6,377
Non-interest income 1 6,226 5,684 5,625 4,969 4,468 7,933 3,881 4,886
Total revenue
1
13,714 13,178 12,914 12,397 12,201 15,563 10,925 11,263
Provision for (recovery of) credit losses 1,001 878 766 599 690 617 351 27
Insurance service expenses 1 1,366 1,346 1,386 1,118 1,164 723 829 592
Non-interest expenses 1 8,030 7,628 7,359 6,756 8,112 6,545 6,096 6,033
Provision for (recovery of) income taxes 1 634 616 704 859 939 1,297 703 1,002
Share of net income from investment in Schwab 141 156 182 241 285 290 268 202
Net income – reported 1 2,824 2,866 2,881 3,306 1,581 6,671 3,214 3,811
Pre-tax adjustments for items of note
2

Amortization of acquired intangibles 94 92 88 79 54 57 58 60
Acquisition and integration charges related to the

Schwab transaction 32 31 54 30 34 18 23 20
Share of restructuring and other charges from

investment in Schwab 49 35 – – – – – –
Restructuring charges 291 363 – – – – – –
Acquisition and integration-related charges 117 197 143 73 21 18 – –
Charges related to the terminated FHN acquisition – – 84 154 106 67 29 –
Payment related to the termination of the

FHN transaction 3 – – 306 – – – – –
Impact from the terminated FHN acquisition-related
capital hedging strategy 57 64 177 134 876 (2,319) 678 –
Impact of retroactive tax legislation on payment card

clearing services 4 – – 57 – – – – –
Litigation settlement/(recovery) 4 – – – 39 1,603 – – (224)
FDIC special assessment

411 – – – – – – –
Gain on sale of Schwab shares 4 – – – – – (997) – –
Total pre-tax adjustments

for items of note
1,051 782 909 509 2,694 (3,156) 788 (144)
Less: Impact of income taxes 2,5 238 163 141 108 121 (550) 189 (47)
Net income – adjusted 1,2 3,637 3,485 3,649 3,707 4,154 4,065 3,813 3,714
Preferred dividends and distributions on other

equity instruments 74 196 74 210 83 107 43 66
Net income available to common

shareholders – adjusted
1,2
$ 3,563 $ 3,289 $ 3,575 $ 3,497 $ 4,071 $ 3,958 $ 3,770 $ 3,648

(Canadian dollars, except as noted)

Basic earnings per share 1

Reported

$ 1.55 $ 1.48 $ 1.53 $ 1.69 $ 0.82 $ 3.62 $ 1.76 $ 2.08
Adjusted
2
2.01 1.82 1.95 1.91 2.24 2.18 2.09 2.02
Diluted earnings per share 1

Reported

1.55 1.48 1.53 1.69 0.82 3.62 1.75 2.07
Adjusted
2
2.00 1.82 1.95 1.91 2.23 2.18 2.09 2.02
Return on common equity – reported 10.9% 10.5% 10.8% 12.4% 5.9% 26.5% 13.5% 16.4%
Return on common equity – adjusted 1,2 14.1 12.9 13.8 14.0 16.1 16.0 16.1 15.9

(billions of Canadian dollars, except as noted)

Average total assets $ 1,934 $ 1,910 $ 1,898 $ 1,944 $ 1,931 $ 1,893 $ 1,811 $ 1,778
Average interest-earning assets
6
1,729 1,715 1,716 1,728 1,715 1,677 1,609 1,595
Net interest margin – reported 1.72% 1.73% 1.69% 1.76% 1.79% 1.81% 1.74% 1.64%
Net interest margin – adjusted
2
1.74 1.75 1.70 1.81 1.82 1.80 1.73 1.64
1

The Bank adopted IFRS 17 on November 1, 2023. Comparative periods prior to fiscal 2023 have not been restated

and are based on IFRS 4.
2

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported

Net Income” table in the “How We Performed” section of this
document as well as footnotes 3 and 4.
3

Adjusted non-interest expenses exclude the payment related to the termination of the FHN transaction, reported in the Corporate segment.
4

Adjusted non-interest income excludes the following items of note:
i. Settlement of
TD Bank, N.A. v. Lloyd’s Underwriters

et al.
, in Canada pursuant to which the Bank recovered losses resulting from the previous resolution of proceedings in the U.S.
related to an alleged Ponzi scheme perpetrated by Scott Rothstein. The amount is reported in the U.S. Retail segment.
ii. The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale. The amount is reported

in the Corporate segment.
iii. Stanford litigation settlement reflects the foreign exchange loss, reported in the

Corporate segment.
iv. Impact of retroactive tax legislation

on payment card clearing services, reported in the Corporate segment.
5

Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
6

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

January 31, 2024 October 31, 2023
Assets
Cash and Interest-bearing deposits

with banks
$ 81,381 $ 105,069
Trading loans, securities, and other 161,520 152,090
Non-trading financial assets at fair value through

profit or loss
6,985 7,340
Derivatives 60,574 87,382
Financial assets designated at fair value through

profit or loss
5,970 5,818
Financial assets at fair value through other

comprehensive income
74,730 69,865
Debt securities at amortized cost, net of allowance

for credit losses
300,071 308,016
Securities purchased under reverse repurchase

agreements
199,079 204,333
Loans, net of allowance for loan losses 904,336 895,947
Investment in Schwab 9,548 8,907
Other 1 106,698 110,372
Total assets
1
$ 1,910,892 $ 1,955,139
Liabilities

Trading deposits $ 30,634 $ 30,980
Derivatives 54,073 71,640
Financial liabilities designated at fair value

through profit or loss
180,112 192,130
Deposits 1,181,254 1,198,190
Obligations related to securities sold

under repurchase agreements
174,129 166,854
Subordinated notes and debentures 9,554 9,620
Other 1 168,701 173,654
Total liabilities 1 1,798,457 1,843,068
Total equity 1 112,435 112,071
Total liabilities and equity
1
$ 1,910,892 $ 1,955,139
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024 Interim Consolidated Financial Statements for further details.
Total assets

were $1,911 billion as at January 31, 2024, a decrease of $44 billion,

from October 31, 2023. The impact of

foreign exchange translation from the
appreciation in the Canadian dollar decreased

total assets by $31 billion.
The decrease in total assets reflects a decrease

in derivative assets of $27 billion, cash

and interest-bearing deposits with banks

of $24 billion, debt securities at
amortized cost (DSAC), net of allowance

for credit losses of $8 billion, securities purchased

under reverse repurchase agreements of

$5 billion, and other assets
of $4 billion. The decrease was partially offset by an

increase in trading loans, securities, and

other of $10 billion, loans, net of allowances

for loan losses of
$8 billion, financial assets at fair value through

other comprehensive income (FVOCI) of

$5 billion and investment in Schwab of

$1 billion.
Cash and interest-bearing deposits with

banks
decreased $24 billion primarily reflecting

cash management activities.

Trading loans, securities, and other
increased $10 billion primarily in equity securities,

partially offset by commodities held for trading

and the impact of foreign
exchange translation.
Derivative assets
decreased $27 billion primarily reflecting

changes in mark-to-market values of foreign

exchange and interest rate contracts.
Financial assets at fair value through other

comprehensive income

increased $5 billion primarily reflecting new

investments, partially offset by maturities

and
sales and the impact of foreign exchange translation.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $8 billion primarily reflecting

maturities and the impact of foreign exchange
translation,

partially offset by new investments.
Securities purchased under reverse repurchase

agreements
decreased $5 billion primarily
reflecting the impact of foreign exchange

translation and a
decrease in volume.
Loans, net of allowance for loan losses

increased $8 billion primarily reflecting

volume growth in business and government

loans and residential real estate
secured lending, partially offset by the impact of

foreign exchange translation.
Investment in Schwab
increased $1 billion primarily reflecting

the impact of the Bank’s share of Schwab’s other comprehensive income.
Other

assets decreased $4 billion primarily reflecting

a volume decrease in customers’

liabilities under acceptances, the impact of

foreign exchange translation
and decrease in current income tax receivable,

partially offset by an increase in amounts receivable

from brokers, dealers, and clients due to

higher volumes of
pending trades.
Total liabilities

were $1,798 billion as at January 31, 2024,

a decrease of $45 billion from October 31,

2023. The impact of foreign exchange translation

from the
appreciation in the Canadian dollar decreased

total liabilities by $32 billion.
The decrease in total liabilities reflects a decrease

in derivative liabilities of $18 billion, deposits

of $17 billion, financial liabilities designated

at fair value through
profit or loss (FVTPL) of $12 billion and other

liabilities of $5 billion. The decrease

was partially offset by obligations related

to securities sold under repurchase
agreements of $7 billion.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Derivative liabilities
decreased $18 billion primarily reflecting

changes in mark-to-market values of foreign

exchange and interest rate contracts.
Financial liabilities designated at fair value

through profit or loss

decreased $12 billion reflecting maturities

and the impact of foreign exchange

translation,
partially offset by new issuances.
Deposits
decreased $17 billion primarily reflecting

the impact of foreign exchange translation

and volume decrease in bank deposits,

partially offset by higher
volumes in personal deposits.
Obligations related to securities sold

under repurchase agreements
increased $7 billion reflecting an increase in

volume, partially offset by the impact of
foreign exchange translation.
Other

liabilities decreased $5 billion primarily

reflecting volume decrease in acceptances

and accounts payable, accrued expenses,

and other items, and the
impact of foreign exchange translation, partially

offset by increase in amounts payable to brokers,

dealers, and clients due to higher volumes

of pending trades and
volume increase in securitization liabilities

at fair value.
Equity
was $112 billion as at January 31, 2024 and October 31, 2023,

reflecting an increase in accumulated other

comprehensive income, offset by lower retained
earnings. The increase in accumulated other

comprehensive income is primarily driven

by gains on cash flow hedges and

the Bank’s share of the other
comprehensive income from investment in

Schwab, partially offset by the impact of foreign

exchange translation. The retained earnings

decreased primarily from
dividends paid and the premium on the repurchase

of common shares, partially offset by the net

income for the quarter.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2024 vs. Q1 2023
Gross impaired loans excluding acquired

credit-impaired (ACI) loans were $3,709

million as at January 31, 2024,

an increase of $1,118 million, or 43%, compared
with the first quarter last year. Canadian Personal and Commercial

Banking gross impaired loans increased

$552 million, or 52%, compared with

the first quarter
last year, reflecting formations outpacing resolutions in the commercial and consumer lending portfolios.

U.S. Retail gross impaired loans increased $565

million,
or 38%, compared with the first quarter last

year, reflecting formations outpacing resolutions in the commercial and consumer lending portfolios, and

the impact of
foreign exchange.

Wholesale gross impaired loans decreased $1

million, compared with the first quarter last

year. Net impaired loans were $2,526 million as at
January 31, 2024,

an increase of $762 million, or 43%,

compared with the first quarter last

year.
The allowance for credit losses of $8,268

million as at January 31, 2024 was comprised

of Stage 3 allowance for impaired loans

of $1,187 million, Stage 2
allowance of $4,258 million and Stage 1 allowance

of $2,820 million, and the allowance

for debt securities of $3 million. The Stage 1

and 2 allowances are for
performing loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses increased

$355 million, or 43%, reflecting further normalization

of credit performance in the consumer lending

portfolios,
credit migration in the commercial lending

portfolios, and the impact of foreign exchange.

The Stage 1 and Stage 2 allowance for loan losses

increased
$433 million, or 7%, reflecting credit conditions,

including credit migration, volume growth,

and the impact of foreign exchange.

The allowance change included an
increase of $99 million attributable to the

retailer program partners’ share of the

U.S. strategic cards portfolio.

The allowance for debt securities increased

by $1 million, compared with the first quarter

last year.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly updates,

the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level

assessments of significant increase
in credit risk. Refer to Note 3 of the Bank’s first quarter

2024 Interim Consolidated Financial Statements

for further details on forward-looking information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs. The allowance

for credit
losses will be updated in future quarters as

additional information becomes available.

Refer to Note 3 of the Bank’s first quarter 2024 Interim

Consolidated
Financial Statements for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and FVOCI. The Bank has $371 billion

in such debt securities,

all of
which are performing (Stage 1 and 2) and none

are impaired (Stage 3). The allowance for

credit losses on DSAC and debt securities

at FVOCI was $2 million and
$1 million, respectively.
Quarterly comparison – Q1 2024 vs. Q4 2023
Gross impaired loans excluding ACI loans increased

$410 million, or 12%, compared with the prior

quarter. Impaired loans net of allowance increased
$249 million, or 11%, compared with the prior quarter.
The allowance for credit losses of $8,268

million as at January 31, 2024 was comprised

of Stage 3 allowance for impaired loans

of $1,187 million, Stage 2
allowance of $4,258 million and Stage 1 allowance

of $2,820 million, and the allowance for debt

securities of $3 million. The Stage 1 and 2

allowances are for
performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses increased

$151 million, or 15%, compared with

the prior quarter,
largely reflecting some further normalization

of credit performance in the consumer

lending portfolios, and credit migration in

the commercial lending portfolios.

The
Stage 1 and Stage 2 allowance for loan losses

decreased $71 million, compared with

the prior quarter, primarily reflecting the impact of foreign exchange, partially
offset by an increase in the consumer lending portfolios

related to volume growth and current

credit conditions, including credit migration.
The allowance for debt securities decreased

by $1 million, compared to the prior quarter.
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s first quarter 2024

Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 18: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2,3
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 3,299 $ 2,980 $ 2,503
Classified as impaired during the period 2,005 1,677 1,350
Transferred to performing during the period (315) (263) (240)
Net repayments (308) (332) (361)
Disposals of loans (10) – –
Amounts written off (917) (855) (625)
Exchange and other movements (45) 92 (36)
Impaired loans as at end of period $ 3,709 $ 3,299 $ 2,591
1

Includes customers’ liability under acceptances.
2

Excludes ACI loans.
3

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31 January 31
2024 2023 2023
Allowance for loan losses for on-balance sheet

loans
Stage 1 allowance for loan losses $ 2,396 $ 2,673 $ 2,569
Stage 2 allowance for loan losses 3,686 3,435 3,093
Stage 3 allowance for loan losses 1,183 1,028 830
Total allowance for loan losses for on-balance sheet loans 1 7,265 7,136 6,492
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 424 476 456
Stage 2 allowance for loan losses 572 565 527
Stage 3 allowance for loan losses 4 8 2
Total allowance for off-balance sheet instruments 1,000 1,049 985
Allowance for loan losses 8,265 8,185 7,477
Allowance for debt securities 3 4 2
Allowance for credit losses $ 8,268 $ 8,189 $ 7,479
Impaired loans, net of allowance
2
$ 2,526 $ 2,277 $ 1,764
Net impaired loans as a percentage of net loans 2 0.28% 0.25% 0.21%
Total allowance for credit losses as a percentage of gross loans and acceptances 0.89 0.89 0.86
Provision for (recovery of) credit losses

as a percentage of net average loans and

acceptances
0.44 0.39 0.32
1

Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at January 31,

2024 (October 31, 2023 – nil, January 31,

2023 – nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but most of

these are
behind a TD mortgage that is in first

position. In Canada, credit policies are designed

so that the combined exposure of all uninsured

facilities on one property does
not exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but requires

default insurance. This
insurance is contractual coverage for the life

of eligible facilities and protects the

Bank’s real estate secured lending portfolio against

potential losses caused by
borrowers’ default. The Bank may also purchase

default insurance on lower loan-to-value

ratio loans. The insurance is provided

by either government-backed
entities or approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually obtained from either

government-
backed entities or approved private mortgage

insurers when the loan-to-value exceeds

80% of the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio
segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities

exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING
1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
January 31, 2024
Total $ 266,316 $ 86,890 $ 353,206 $ 31,024 $ 384,230
October 31, 2023
Total $ 263,733 $ 86,943 $ 350,676 $ 30,675 $ 381,351
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at January 31, 2024

and October 31, 2023.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

January 31, 2024

Canada

Atlantic provinces $ 2,539 1.0% $ 4,600 1.7% $ 175 0.1% $ 1,998 1.7% $ 2,714 0.7% $ 6,598 1.7%
British Columbia 4 8,586 3.2 46,537 17.5 889 0.8 21,758 18.5 9,475 2.5 68,295 17.8
Ontario 4 22,391 8.4 120,974 45.4 3,010 2.6 64,329 54.5 25,401 6.6 185,303 48.2
Prairies 4 18,419 6.9 20,683 7.8 1,686 1.4 11,932 10.1 20,105 5.2 32,615 8.5
Québec 7,137 2.7 14,450 5.4 569 0.5 11,568 9.8 7,706 2.0 26,018 6.8
Total Canada 59,072 22.2% 207,244 77.8% 6,329 5.4% 111,585 94.6% 65,401 17.0% 318,829 83.0%
United States 1,414 53,940 – 10,369 1,414 64,309
Total $ 60,486 $ 261,184 $ 6,329 $ 121,954 $ 66,815 $ 383,138
October 31, 2023

Canada

Atlantic provinces $ 2,561 1.0% $ 4,557 1.7% $ 181 0.2% $ 1,938 1.6% $ 2,742 0.7% $ 6,495 1.7%
British Columbia 4 8,642 3.3 46,003 17.4 920 0.8 21,642 18.4 9,562 2.5 67,645 17.7
Ontario 4 22,559 8.6 118,882 45.1 3,126 2.7 64,095 54.4 25,685 6.8 182,977 48.1
Prairies 4 18,621 7.1 20,385 7.7 1,746 1.5 11,956 10.2 20,367 5.3 32,341 8.5
Québec 7,221 2.7 14,302 5.4 590 0.5 11,424 9.7 7,811 2.0 25,726 6.7
Total Canada 59,604 22.7% 204,129 77.3% 6,563 5.7% 111,055 94.3% 66,167 17.3% 315,184 82.7%
United States 1,439 55,169 – 10,591 1,439 65,760
Total $ 61,043 $ 259,298 $ 6,563 $ 121,646 $ 67,606 $ 380,944
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger

than the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where interest

rate increases relative to current
customer payment levels have resulted in

a longer current amortization period.

At renewal, the amortization period for Canadian

mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2,3
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

January 31, 2024
Canada

0.8% 2.7% 5.8% 14.5% 31.8% 25.4% 1.4% 17.6% 100.0%
United States 4.7 1.2 3.3 7.6 11.3 70.9 0.5 0.5 100.0
Total 1.5% 2.4% 5.4% 13.3% 28.2% 33.3% 1.3% 14.6% 100.0%
October 31, 2023
Canada

0.8% 2.7% 5.7% 14.1% 31.5% 24.6% 1.4% 19.2% 100.0%
United States 5.3 1.4 3.8 7.8 10.6 69.5 1.1 0.5 100.0
Total 1.6% 2.5% 5.3% 13.0% 27.8% 32.6% 1.4% 15.8% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
3

$32.9 billion or 13% of the mortgage portfolio in Canada (October 31, 2023: $37.4 billion or 14%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at January 31, 2024 and October 31, 2023, respectively.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit
4,5
Total

mortgages

lines of credit
4,5
Total

January 31, 2024

October 31, 2023

Canada

Atlantic provinces 68% 65% 67% 69% 67% 68%
British Columbia 6 65 59 62 65 59 63
Ontario 6 67 60 64 66 60 63
Prairies 6 72 68 71 72 69 71
Québec 69 68 68 69 67 68
Total Canada 67 61 65 67 62 65
United States 72 61 68 75 63 72
Total 68% 61% 65% 68% 62% 66%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
January 31, 2024
Region
Europe $ 7,258 $ 7 $ 5,492 $ 12,757 $ 3,526 $ 1,881 $ 7,884 $ 13,291 $ 921 $ 24,768 $ 2,156 $ 27,845 $ 53,893
United Kingdom 8,418 6,761 2,512 17,691 2,668 444 12,351 15,463 625 936 282 1,843 34,997
Asia 239 26 2,347 2,612 410 656 2,338 3,404 391 10,047 964 11,402 17,418
Other
5
225 67 483 775 180 343 2,746 3,269 174 1,141 2,904 4,219 8,263
Total $ 16,140 $ 6,861 $ 10,834 $ 33,835 $ 6,784 $ 3,324 $ 25,319 $ 35,427 $ 2,111 $ 36,892 $ 6,306 $ 45,309 $ 114,571
October 31, 2023
Region
Europe $ 7,577 $ 7 $ 5,324 $ 12,908 $ 3,763 $ 1,945 $ 6,736 $ 12,444 $ 777 $ 25,015 $ 2,001 $ 27,793 $ 53,145
United Kingdom 8,928 7,965 2,131 19,024 2,759 490 13,431 16,680 491 596 257 1,344 37,048
Asia 254 20 2,167 2,441 262 706 2,640 3,608 325 10,728 830 11,883 17,932
Other
5
233 8 517 758 233 720 2,883 3,836 209 1,205 3,443 4,857 9,451
Total $ 16,992 $ 8,000 $ 10,139 $ 35,131 $ 7,017 $ 3,861 $ 25,690 $ 36,568 $ 1,802 $ 37,544 $ 6,531 $ 45,877 $ 117,576
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $37.5 billion (October 31, 2023 – $40.8 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee

on Banking Supervision (BCBS) are commonly

referred to as Basel III. Under Basel III,

Total Capital consists of three
components, namely CET1, Additional

Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital
by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk sensitive
leverage ratio to act as a supplementary measure

to the risk-sensitive capital requirements.

The leverage ratio is calculated by dividing

Tier 1 Capital by leverage
exposure which is primarily comprised of

on-balance sheet assets with adjustments

made to derivative and securities financing

transaction exposures, and credit
equivalent amounts of off-balance sheet exposures.

TD manages its regulatory capital in

accordance with OSFI’s implementation of

the Basel III Capital
Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how

the Basel III capital rules apply to Canadian

banks.

The Domestic Stability Buffer (DSB) level was increased

to 3.5% as of November 1, 2023. The 50 bps

increase from the previous level of 3%

reflects OSFI’s view
of appropriate actions to enhance the resilience

of Canada’s largest banks against vulnerabilities.

The current DSB range is 0 to 4% and the

DSB level may
change in response to developments in Canada’s

financial system and the broader economic environment.

On February 1, 2023, OSFI implemented revised

capital rules that incorporate the Basel III reforms

with adjustments to make them suitable

for domestic
implementation. These revised rules

include revisions to the calculation of credit

risk and operational risk requirements,

and revisions to the LR Guideline to
include a requirement for domestic systemically

important banks (D-SIBs) to hold a leverage

ratio buffer of 0.50% in addition to the regulatory

minimum
requirement of 3.0%. This buffer will also apply

to the TLAC leverage ratio.
On November 1, 2023, the Bank implemented

OSFI’s Parental Stand-Alone (Solo)

Total Loss Absorbing Capacity

(TLAC) Framework for D-SIBs, which
establishes a risk-based measure intended

to ensure a non-viable D-SIB has sufficient

loss absorbing capacity on a stand-alone,

legal entity basis to support its
resolution. The Bank is compliant with

the requirements set out in this new framework.
The table below summarizes OSFI’s current regulatory

minimum capital targets for the Bank as at

January 31, 2024.

REGULATORY CAPITAL AND TLAC TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge 1 Target 2 DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and Global Systemically Important Bank (G-SIB) surcharge applies to risk weighted capital.

The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement for risk weighted capital. The G-SIB surcharge may increase above 1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%. OSFI’s Leverage Requirements Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk

-weighted
requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical

buffer requirement is 0% as of January 31, 2024.

Not applicable.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Global Systemically Important Banks

Disclosures
The Financial Stability Board (FSB), in

consultation with the BCBS and national authorities,

identifies G-SIBs. The G-SIB assessment

methodology is based on the
submissions of the largest global banks.

Thirteen indicators are used in the G-SIB assessment

methodology to determine systemic importance.

The score for a
particular indicator is calculated by dividing

the individual bank value by the aggregate

amount for the indicator summed across all

banks included in the
assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global

banks.

The Bank is required to publish the thirteen

indicators used in the G-SIB indicator-based

assessment framework. Public disclosure

of financial year-end data is
required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data

in the following year.
Public communications on G-SIB status are

issued annually each November. On November 22, 2019,

the Bank was designated as a G-SIB by

the FSB. The
Bank continued to maintain its G-SIB status

when the FSB published the 2023 list of

G-SIBs on November 27, 2023. As a result of

this designation, the Bank is
subject to an additional loss absorbency

requirement (CET1 as a percentage of

RWA) of 1% under applicable FSB member authority requirements.

The Bank’s
G-SIB designation has no additional impact

on the Bank’s minimum CET1 regulatory requirements,

as the G-SIB surcharge is consistent

with the D-SIB
requirement set out by OSFI. The G-SIB

surcharge may increase above 1% if the

Bank’s G-SIB score increases above certain thresholds

to a maximum of 4.5%.

As a result of the Bank’s G-SIB designation, the

U.S. Federal Reserve requires TD Group US

Holding LLC (TDGUS), as TD’s U.S. Intermediate

Holding
Company (IHC), to maintain a minimum amount

of TLAC and long-term debt.

The indicator-based measurement approach,

currently in effect, divides the thirteen indicators

into five categories, with each category

yielding a 20% weight to a
bank’s total score on the G-SIB scale.

The following table provides the results of

the thirteen indicators for the Bank.

The increase in Payments activity was

primarily due to US-dollar activities.
Trading volume increase was mainly driven by

higher U.S. fixed income trading. The

increase in Trading and other securities

was due to an increase in treasury
and government-related securities. Other notable

changes in the indicators from prior year primarily

reflect normal business activities of the Bank.

TABLE 25: G-SIB INDICATORS 1
(millions of Canadian dollars) As at

October 31, 2023 October 31, 2022
Category (and weighting) Individual Indicator

Cross-jurisdictional activity (20%) Cross-jurisdictional claims $ 1,003,230 $ 1,061,844
Cross-jurisdictional liabilities 964,092 1,037,857
Size (20%) Total exposures as defined for use in the Basel III leverage ratio 2,112,677 2,086,338
Interconnectedness (20%) Intra-financial system assets 109,833 111,106
Intra-financial system liabilities 55,247 46,280
Securities outstanding 470,767 475,328
Substitutability/financial institution Assets under custody 563,783 544,237 infrastructure (20%) Payments activity 39,499,576 35,006,485
Underwritten transactions in debt and equity

markets

186,110

168,956
Trading Volume (includes the two sub indicators)
– Trading volume fixed income sub indicator 9,239,393 5,472,810
– Trading volume equities and other securities sub indicator 2,958,869 3,102,383
Complexity (20%) Notional amount of OTC derivatives 21,198,657 20,854,259
Trading and other securities 2 64,944 43,174
Level 3 assets 3,548 3,481
1

The G-SIB indicators are prepared based on the methodology prescribed in BCBS guidelines published and disclosed in accordance with OSFI’s Advisory on G-SIBs – Public Disclosure
Requirements. Given the Bank was designated as a G-SIB by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s
Regulatory Capital Disclosures at www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2023 G-SIB indicators.
The Bank is required to submit its G-SIB indicators to OSFI and BCBS for review following the date of this report.

In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the G-SIB indicators listed in the table above, the Bank will publish such revised G-SIB indicators on its website.
2
Includes trading securities, securities designated at FVTPL,

and securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table provides details of the

Bank’s regulatory capital position.

TABLE 26: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31 January 31
2024 2023 2023
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,428 $ 25,522 $ 25,174
Retained earnings

72,347 73,044 73,501
Accumulated other comprehensive income

3,830 2,750 1,923
Common Equity Tier 1 Capital before regulatory

adjustments

101,605 101,316 100,598
Common Equity Tier 1 Capital regulatory adjustments

Goodwill (net of related tax liability) (17,922) (18,424) (17,134)
Intangibles (net of related tax liability)

(2,654) (2,606) (2,133)
Deferred tax assets excluding those arising

from temporary differences

(198) (207) (85)
Cash flow hedge reserve

3,559 5,571 4,033
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(148) (379) (152)
Defined benefit pension fund net assets (net

of related tax liability)

(773) (908) (1,132)
Investment in own shares

(20) (21) (18)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (2,724) (1,976) (1,649)
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(56) (49) –
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
10 – –
Total regulatory adjustments to Common Equity Tier 1 Capital (20,926) (18,999) (18,270)
Common Equity Tier 1 Capital
80,679
82,317 82,328
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
10,830
10,791 11,246
Additional Tier 1 Capital instruments before

regulatory adjustments
10,830 10,791 11,246
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (5) (6) (138)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(350) (350) (350)
Total regulatory adjustments to Additional Tier 1 Capital (355) (356) (488)
Additional Tier 1 Capital
10,475
10,435 10,758
Tier 1 Capital 91,154 92,752 93,086
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
9,357 9,424 11,138
Collective allowances 1,781 1,964 2,265
Tier 2 Capital before regulatory adjustments 11,138 11,388 13,403
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 (228) (196) (220)
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (115) (136) (77)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

(160) (160) (160)
Total regulatory adjustments to Tier 2 Capital
(503)
(492) (457)
Tier 2 Capital 10,635 10,896 12,946
Total Capital $ 101,789 $ 103,648 $ 106,032
Risk-weighted assets $ 579,424 $ 571,161 $ 531,644
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
13.9% 14.4% 15.5%
Tier 1 Capital (as percentage of risk-weighted assets) 15.7 16.2 17.5
Total Capital (as percentage of risk-weighted assets) 17.6 18.1 19.9
Leverage ratio 2 4.4 4.4 4.8
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
As at January 31, 2024, the Bank’s CET1, Tier 1, and Total Capital ratios were 13.9%, 15.7%,

and 17.6%, respectively. The decrease in the Bank’s CET1 Capital ratio from 14.4% as at October 31, 2023,

was primarily attributable to RWA growth across various

segments, common shares repurchased

for cancellation, and
the impact of the regulatory changes related

to the Fundamental Review of the Trading Book and

Negatively amortizing mortgages. CET1

was also impacted by
the FDIC special assessment booked in the

quarter. The impact of the foregoing items was partially offset by organic growth, and the issuance of common

shares
pursuant to the Bank’s dividend reinvestment plan.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

As at January 31, 2024, the Bank’s leverage ratio

was 4.4%, consistent with the ratio reported at

October 31, 2023. The leverage ratio impact

from exposure
increases across various segments and common

shares repurchased for cancellation

was offset by organic capital growth and the issuance

of common shares
pursuant to the Bank’s dividend reinvestment plan.
Future Regulatory Capital Developments
There are no future regulatory capital developments

in addition to those described in the “Future

Regulatory Capital Developments” section

of the Bank’s 2023
Annual Report.
TABLE 27: EQUITY AND OTHER SECURITIES 1
(millions of shares/units and millions of Canadian

dollars, except as noted)
As at
January 31, 2024 October 31, 2023
Number of Number of
shares/units Amount shares/units Amount
Common shares outstanding 1,772.8 $ 25,318 1,791.4 $ 25,434
Treasury – common shares (0.7) (58) (0.7) (64)
Total common shares 1,772.1 $ 25,260 1,790.7 $ 25,370
Stock options

Vested 6.4 5.1
Non-vested 9.5 9.0
Preferred shares – Class A

Series 1 20.0 $ 500 20.0 $ 500
Series 3 20.0 500 20.0 500
Series 5 20.0 500 20.0 500
Series 7 14.0 350 14.0 350
Series 9 8.0 200 8.0 200
Series 16 14.0 350 14.0 350
Series 18 14.0 350 14.0 350
Series 22 14.0 350 14.0 350
Series 24 18.0 450 18.0 450
Series 27 0.8 850 0.8 850
Series 28 0.8 800 0.8 800
143.6 $ 5,200 143.6 $ 5,200
Other equity instruments

Limited Recourse Capital Notes Series

1
2 1.8 1,750 1.8 1,750
Limited Recourse Capital Notes Series

2
2 1.5 1,500 1.5 1,500
Limited Recourse Capital Notes Series

3
2,3 1.7 2,403 1.7 2,403
148.6 $ 10,853 148.6 $ 10,853
Treasury – preferred shares and other equity instruments (0.1) (27) (0.1) (65)
Total preferred shares and other equity instruments 148.5 $ 10,826 148.5 $ 10,788
1

For further details, including the conversion and exchange features, and distributions, refer to Note 20 of the Bank’s 2023 Consolidated Financial Statements.
2

For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
3

For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount. Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and
Conditions” table in Note 20 of the Bank’s 2023 Consolidated Financial Statements for further details.
DIVIDENDS
On February 28, 2024, the Board approved

a dividend in an amount of one dollar and

two cents ($1.02)

per fully paid common share in the capital stock

of the
Bank for the quarter ending April 30, 2024, payable

on and after April 30, 2024, to shareholders

of record at the close of business on April

9, 2024.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between 0% to 5% at the Bank’s discretion

or
purchased from the open market at market

price.

During the three months ended January 31, 2024,

the Bank issued 2.0 million common shares

from treasury with no discount.

During the three months ended
January 31, 2023, the Bank issued 7.9 million

common shares from treasury with a 2%

discount.

NORMAL COURSE ISSUER BID
On August 28, 2023, the Bank announced

that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to repurchase for cancellation
up to 90 million of its common shares. The

NCIB commenced on August 31, 2023, and

during the three months ended January 31,

2024, the Bank repurchased
20.9 million common shares under the

NCIB, at an average price of $82.39 per share

for a total amount of $1.7 billion.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If a non-viability contingent capital (NVCC)

trigger event were to occur, for all series of Class A First

Preferred Shares excluding the preferred

shares issued with
respect to LRCNs, the maximum number of

common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series
of preferred shares at the time of conversion,

would be 1.0 billion in aggregate.

The LRCNs, by virtue of the recourse

to the preferred shares held in the Limited

Recourse Trust, include NVCC provisions. For LRCNs, if

an NVCC trigger were
to occur, the maximum number of common shares that

could be issued, assuming there are

no declared and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.1 billion in aggregate.

For NVCC subordinated notes and debentures,

if an NVCC trigger event were to occur, the maximum number

of common shares that could be issued,
assuming there is no accrued and unpaid

interest on the respective subordinated notes

and debentures, would be 2.7 billion in aggregate.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively

taking and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn

a stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise

Risk Framework. The
Bank’s tolerance to those risks is defined

in the Enterprise Risk Appetite which has been

developed within a comprehensive framework

that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’

on any single acquisition, business, or

product; and (3) do not risk harming

the TD
brand. Each business is responsible for setting

and aligning its individual risk appetites

with that of the enterprise based on a

thorough examination of the specific
risks to which it is exposed.

The Bank considers it critical to regularly

assess its operating environment and

highlight top and emerging risks. These are

risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2023

Annual Report.
Additional information on risk factors can

be found in this document and the 2023

MD&A under the heading “Risk Factors and

Management”. For a complete
discussion of the risk governance structure

and the risk management approach, refer

to the “Managing Risk” section in the Bank’s 2023 Annual

Report.

The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended January 31,

2024.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes
both on-balance sheet and off-balance sheet

exposures. On-balance sheet exposures

consist primarily of outstanding loans, acceptances,

non-trading securities,
derivatives, and certain other repo-style

transactions. Off-balance sheet exposures consist

primarily of undrawn commitments, guarantees,

and certain other
repo-style transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 28: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 4,485 $ 516,992 $ 521,477 $ 4,815 $ 515,152 $ 519,967
Qualifying revolving retail 821 167,594 168,415 810 169,183 169,993
Other retail 3,633 99,189 102,822 3,368 99,253 102,621
Total retail 8,939 783,775 792,714 8,993 783,588 792,581
Non-retail
Corporate 2,776 664,502 667,278 3,496 654,369 657,865
Sovereign 94 491,549 491,643 116 527,423 527,539
Bank 3,996 155,738 159,734 5,272 171,180 176,452
Total non-retail 6,866 1,311,789 1,318,655 8,884 1,352,972 1,361,856
Gross credit risk exposures $ 15,805 $ 2,095,564 $ 2,111,369 $ 17,877 $ 2,136,560 $ 2,154,437
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

MARKET RISK

Market risk capital is calculated using the Standardized

Approach.

The Bank continues to use Value-at-Risk (VaR) as an internal management metric to monitor
and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes is

classified as trading market risk.

TABLE 29: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 75,048 $ 275 $ 74,773 $ – $ 98,348 $ 327 $ 98,021 $ – Interest rate
Trading loans, securities, and other 161,520 159,063 2,457 – 152,090 151,011 1,079 – Interest rate
Non-trading financial assets at
fair value through profit or loss 6,985 – 6,985 – 7,340 – 7,340 –
Equity,

foreign exchange,

interest rate
Derivatives 60,574 56,397 4,177 – 87,382 81,526 5,856 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 5,970 – 5,970 – 5,818 – 5,818 – Interest rate
Financial assets at fair value through
other comprehensive income 74,730 – 74,730 – 69,865 – 69,865 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 300,071 – 300,071 – 308,016 – 308,016 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 199,079 8,606 190,473 – 204,333 9,649 194,684 – Interest rate
Loans, net of allowance for

loan losses 904,336 – 904,336 – 895,947 – 895,947 – Interest rate
Customers’ liability under
acceptances 13,066 – 13,066 – 17,569 – 17,569 – Interest rate
Investment in Schwab 9,548 – 9,548 – 8,907 – 8,907 – Equity
Other assets 1,2 1,775 – 1,775 – 1,956 – 1,956 – Interest rate
Assets not exposed to

market risk
98,190 – – 98,190 97,568 – – 97,568
Total Assets $ 1,910,892 $ 224,341 $ 1,588,361 $ 98,190 $ 1,955,139 $ 242,513 $ 1,615,058 $ 97,568
Liabilities subject to market risk
Trading deposits $ 30,634 $ 27,226 $ 3,408 $ – $ 30,980 $ 27,059 $ 3,921 $ – Equity, interest rate
Derivatives 54,073 51,749 2,324 – 71,640 70,382 1,258 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 16,543 16,543 – – 14,422 14,422 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 180,112 2 180,110 – 192,130 2 192,128 – Interest rate
Deposits 1,181,254 – 1,181,254 – 1,198,190 – 1,198,190 – Interest rate, foreign exchange
Acceptances 13,066 – 13,066 – 17,569 – 17,569 – Interest rate
Obligations related to securities
sold short 42,875 41,088 1,787 – 44,661 43,993 668 – Interest rate
Obligations related to securities sold
under repurchase agreements 174,129 11,760 162,369 – 166,854 12,641 154,213 – Interest rate
Securitization liabilities at amortized
cost 12,358 – 12,358 – 12,710 – 12,710 – Interest rate
Subordinated notes and debentures 9,554 – 9,554 – 9,620 – 9,620 – Interest rate
Other liabilities 1,2 26,497 – 26,497 – 27,062 – 27,062 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 169,797 – – 169,797 169,301 – – 169,301
Total Liabilities and Equity $ 1,910,892 $ 148,368 $ 1,592,727 $ 169,797 $ 1,955,139 $ 168,499 $ 1,617,339 $ 169,301
1

Relates to retirement benefits, insurance, and structured entity liabilities.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024 Interim Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
11/1/2023 11/6/2023
11/11/2023 11/16/2023 11/21/2023 11/26/2023
12/1/2023 12/6/2023
12/11/2023 12/16/2023 12/21/2023 12/26/2023 12/31/2023
1/5/2024
1/10/2024 1/15/2024 1/20/2024 1/25/2024 1/30/2024
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than one out of every 100 trading

days. A one-day holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one out of every

100 trading days. IDSR is measured

for a ten-day holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the quarter ended January

31, 2024, there were
4 days of trading losses and trading net revenue

was positive for
94
% of the trading days, reflecting normal

trading activity. Losses in the year did not exceed VaR
on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes Stress Testing as well
as sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.

TABLE 30: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
As at Average High Low Average Average
Interest rate risk $
15.4
$
17.8
$
25.5
$
12.1
$
21.2
$
24.1
Credit spread risk
29.6
29.4
35.0
23.9
30.6
29.2
Equity risk
8.5
7.2
8.7
5.6
6.8
10.6
Foreign exchange risk
1.6
2.4
4.5
1.2
2.8
4.8
Commodity risk
3.7
3.7
4.6
2.6
3.9
8.1
Idiosyncratic debt specific risk
18.1
20.9
29.7
13.8
26.2
38.9
Diversification effect 1
(50.7)
(51.2)
n/m 2 n/m
(56.9)
(62.7)
Total Value-at-Risk (one-day)
26.2
30.2
40.1
21.8
34.6
53.0
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR decreased year-over-year and quarter-over-quarter due to changes in interest rate risk positions

and tighter credit spreads.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Structural (Non-Trading) Interest Rate

Risk

The Bank’s

structural interest rate risk arises from traditional

personal and commercial banking activity

and is generally the result of mismatches between

the
maturities and repricing dates of the Bank’s assets

and liabilities. The measurement of interest

rate risk in the banking book does not

include exposures from TD’s
Wholesale Banking or Insurance businesses.

The primary measures for this risk are Economic

Value of Shareholders’

Equity (EVE) Sensitivity and Net Interest

Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact

of a specified interest rate shock to the

change in the net present value of the Bank’s banking

book assets, liabilities,
and certain off-balance sheet items. It reflects a

measurement of the potential present value impact

on shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the NII change over

a twelve-month horizon for a specified

change in interest rates for banking book

assets, liabilities, and certain off-
balance sheet items assuming a constant balance

sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the structural interest rate risk measures.

These limits are periodically reviewed

and approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset/Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures. Interest rate floors are applied

by currency to the decrease in rates such

that they do not exceed expected lower bounds,

with the most material
currencies set to a floor of -25 bps.

TABLE 31: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
January 31, 2023
EVE NII EVE NII EVE NII
Sensitivity Sensitivity 1 Sensitivity Sensitivity 1 Sensitivity Sensitivity 1
Canada
U.S.

Total Canada U.S. Total Total Total Total Total
Before-tax impact of

100 bps increase in rates
$
(402)
$
(1,734)
$
(2,136)
$
579
$
390
$
969
$
(2,211)
$
920
$
(1,610)
$
1,135

100 bps decrease in rates
320
1,402
1,722
(605)
(547)
(1,152)
1,599
(1,099)
1,056
(1,216)
1
Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
As at January 31, 2024, an immediate and

sustained 100 bps increase in interest rates

would have had a negative impact to the

Bank’s EVE of $
2,136

million, a
decrease of $
75

million from last quarter, and a positive impact to the

Bank’s NII of $
969

million, an increase of $
49

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have had a positive impact to the Bank’s EVE

of $
1,722

million, an increase of $
123

million from last quarter,
and a negative impact to the Bank’s NII of $
1,152

million, an increase of $
53

million from last quarter. The quarter-over-quarter decrease in up shock EVE
Sensitivity is primarily due to a decrease in

the interest rate sensitivity of the Bank’s investment

portfolio in the U.S. Region, partially

offset by an increase in the
duration of net assets supported by equity. The quarter-over-quarter increase in down shock EVE Sensitivity

is primarily due to an increase in the

duration of net
assets supported by equity. The quarter-over-quarter increase in both up and down shock NII Sensitivity is primarily
due to changes in deposit composition and
Treasury hedging activity.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or

collateral to meet financial obligations and

an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations

can arise from deposit withdrawals, debt

maturities, commitments to provide credit or liquidity

support,

or the need
to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank applies an established set of practices

and protocols for managing its potential

exposure to liquidity risk. The Bank

targets a 90-day survival horizon
under a combined bank-specific and market-wide

stress scenario, and a minimum buffer over regulatory

requirements prescribed by the OSFI Liquidity

Adequacy
Requirements (LAR)

guidelines. Under the LAR guidelines,

Canadian banks are required to maintain

a Liquidity Coverage Ratio (LCR) at the

minimum of 100%
other than during periods of financial stress

and to maintain a Net Stable Funding Ratio

(NSFR) at the minimum of 100%. The

Bank’s funding program emphasizes
maximizing deposits as a core source of

funding, and having ready access to wholesale

funding markets across diversified terms,

funding types, and currencies
that is designed to ensure low exposure

to a sudden contraction of wholesale funding

capacity and to minimize structural liquidity

gaps. The Bank also maintains a
contingency funding plan to enhance preparedness

for recovery from potential liquidity stress

events. The Bank’s strategies and actions comprise

an integrated
liquidity risk management program that is designed

to ensure low exposure to liquidity risk and

compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk

management program. It ensures there are

effective management structures and practices

in place to properly
measure and manage liquidity risk. The Global

Liquidity

& Funding Committee, a subcommittee

of the ALCO comprised of senior management

from Treasury,
Risk Management and Wholesale Banking, identifies

and monitors the Bank’s liquidity risks.

The management of liquidity risk is the responsibility

of the SET
member responsible for Treasury, while oversight and challenge is provided by the ALCO and independently by Risk

Management. The Risk Committee regularly
reviews the Bank’s liquidity position and approves

the Bank’s Liquidity Risk Management

Framework bi-annually and the related policies

annually.
The Bank has established TDGUS as TD’s U.S. IHC,

as well as a Combined U.S. Operations

(CUSO) reporting unit that consists

of the IHC and TD’s U.S.
branch and agency network. Both TDGUS and

CUSO are managed to the U.S. Enhanced

Prudential Standards liquidity requirements

in addition to the Bank’s
liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not substantially

changed from that described in the Bank’s 2023

Annual Report.
For a complete discussion of liquidity risk,

refer to the “Liquidity Risk”

section in the Bank’s 2023 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds

to meet its liquidity requirements must be

high-quality securities that the Bank believes

can be monetized quickly
in stress conditions with minimum loss in

market value. The liquidity value of unencumbered

liquid assets considers estimated market

or trading depths, settlement
timing, and/or other identified impediments

to potential sale or pledging.

Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s
insurance businesses as these are used to

support insurance-specific liabilities and capital

requirements.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 32: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY 1,2
(millions of Canadian dollars, except as noted)
As at

Securities

received as

collateral from

securities

financing and

Bank-owned

derivative

Total
% of

Encumbered

Unencumbered

liquid assets

transactions liquid assets total
liquid assets

liquid assets

January 31, 2024

Cash and central bank reserves $
13,203
$
–
$
13,203
2
% $
590
$
12,613
Canadian government obligations
18,437
80,646
99,083
12
45,930
53,153
National Housing Act Mortgage-Backed
Securities (NHA MBS)
41,024
–
41,024
5
1,889
39,135
Obligations of provincial governments, public sector entities and multilateral development banks 3
41,606
23,211
64,817
8
33,066
31,751
Corporate issuer obligations
20,494
4,358
24,852
3
5,106
19,746
Equities
9,952
2,107
12,059
1
9,498
2,561
Total Canadian dollar-denominated
144,716
110,322
255,038
31
96,079
158,959
Cash and central bank reserves
59,981
–
59,981
7
199
59,782
U.S. government obligations
77,506
64,971
142,477
17
72,539
69,938
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
79,224
13,183
92,407
11
27,269
65,138
Obligations of other sovereigns, public sector entities
and multilateral development banks 3
66,005
40,789
106,794
13
38,154
68,640
Corporate issuer obligations
77,877
10,190
88,067
11
18,535
69,532
Equities
51,299
34,804
86,103
10
47,636
38,467
Total non-Canadian dollar-denominated
411,892
163,937
575,829
69
204,332
371,497
Total $
556,608
$
274,259
$
830,867
100
% $
300,411
$
530,456
October 31, 2023

Cash and central bank reserves $
28,548
$
–
$
28,548
3
% $
506
$
28,042
Canadian government obligations
15,214
94,000
109,214
13
67,457
41,757
NHA MBS
38,760
–
38,760
4
1,043
37,717
Obligations of provincial governments, public sector entities and multilateral development banks 3
40,697
22,703
63,400
8
31,078
32,322
Corporate issuer obligations
19,507
4,815
24,322
3
4,512
19,810
Equities
10,555
2,288
12,843
1
8,890
3,953
Total Canadian dollar-denominated
153,281
123,806
277,087
32
113,486
163,601
Cash and central bank reserves
66,094
–
66,094
8
180
65,914
U.S. government obligations
72,808
64,449
137,257
16
63,688
73,569
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
80,047
15,838
95,885
11
29,487
66,398
Obligations of other sovereigns, public sector entities
and multilateral development banks 3
65,996
54,321
120,317
13
56,652
63,665
Corporate issuer obligations
84,853
9,656
94,509
11
15,228
79,281
Equities
38,501
38,388
76,889
9
47,653
29,236
Total non-Canadian dollar-denominated
408,299
182,652
590,951
68
212,888
378,063
Total $
561,580
$
306,458
$
868,038
100
% $
326,374
$
541,664
1
Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2

Positions stated include gross asset values pertaining to securities financing transactions.
3

Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The

Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches
are summarized in the following table.

TABLE 33: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

January 31 October 31
2024 2023
The Toronto-Dominion Bank (Parent) $
211,078
$
205,408
Bank subsidiaries
278,746
291,915
Foreign branches
40,632
44,341
Total $
530,456
$
541,664

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

The Bank’s

monthly average liquid assets (excluding those

held in insurance subsidiaries) for the quarters

ended January 31, 2024 and October 31,

2023, are
summarized in the following table.

TABLE 34: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY 1,2
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid % of Encumbered Unencumbered
liquid assets transactions assets Total liquid assets liquid assets
January 31, 2024
Cash and central bank reserves $ 25,485 $ – $ 25,485 3% $ 543 $ 24,942
Canadian government obligations 17,377 82,565 99,942 12 54,469 45,473
NHA MBS 40,487 – 40,487 5 1,391 39,096
Obligations of provincial governments, public sector

entities and multilateral development banks 3 43,258 24,036 67,294 8 35,838 31,456
Corporate issuer obligations 19,590 5,056 24,646 3 5,314 19,332
Equities 11,845 2,423 14,268 1 10,393 3,875
Total Canadian dollar-denominated 158,042 114,080 272,122 32 107,948 164,174
Cash and central bank reserves 53,870 – 53,870 6 240 53,630
U.S. government obligations 76,266 64,334 140,600 17 70,162 70,438
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 78,957 12,071 91,028 11 26,571 64,457
Obligations of other sovereigns, public sector entities and

multilateral development banks 3 66,149 44,439 110,588 13 43,327 67,261
Corporate issuer obligations 78,943 11,043 89,986 11 17,989 71,997
Equities 48,073 36,885 84,958 10 48,537 36,421
Total non-Canadian dollar-denominated 402,258 168,772 571,030 68 206,826 364,204
Total $ 560,300 $ 282,852 $ 843,152 100% $ 314,774 $ 528,378
October 31, 2023
Cash and central bank reserves $ 30,169 $ – $ 30,169 4% $ 478 $ 29,691
Canadian government obligations 17,188 87,770 104,958 12 65,465 39,493
NHA MBS 39,047 – 39,047 4 1,068 37,979
Obligations of provincial governments, public sector

entities and multilateral development banks 3 40,614 23,474 64,088 7 33,166 30,922
Corporate issuer obligations 17,625 4,741 22,366 3 4,573 17,793
Equities 11,338 3,039 14,377 2 8,756 5,621
Total Canadian dollar-denominated 155,981 119,024 275,005 32 113,506 161,499
Cash and central bank reserves 63,529 – 63,529 8 243 63,286
U.S. government obligations 72,220 62,823 135,043 16 63,096 71,947
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 80,429 14,100 94,529 11 28,197 66,332
Obligations of other sovereigns, public sector entities and

multilateral development banks 3 65,257 49,780 115,037 13 51,138 63,899
Corporate issuer obligations 84,183 9,711 93,894 11 15,193 78,701
Equities 39,737 39,120 78,857 9 44,434 34,423
Total non-Canadian dollar-denominated 405,355 175,534 580,889 68 202,301 378,588
Total $ 561,336 $ 294,558 $ 855,894 100% $ 315,807 $ 540,087
1

Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2

Positions stated include gross asset values pertaining to securities financing transactions.
3

Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and
branches are summarized in the following

table.

TABLE 35: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

January 31 October 31
2024 2023
The Toronto-Dominion Bank (Parent) $ 209,171 $ 207,164
Bank subsidiaries 285,938 294,582
Foreign branches 33,269 38,341
Total $ 528,378 $ 540,087
ASSET ENCUMBRANCE
In the course of the Bank’s day-to-day operations,

assets are pledged to obtain funding,

support trading and brokerage businesses,

and participate in clearing
and/or settlement systems. A summary

of encumbered and unencumbered assets

(excluding assets held in insurance subsidiaries)

is presented in the following
table to identify assets that are used or available

for potential funding needs.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 36: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered
1
Unencumbered
Securities
received as

collateral from
securities

financing and

Bank-owned derivative
Total

Pledged as

Available as
assets transactions 2 Assets Collateral 3 Other 4 Collateral 5 Other 6
January 31, 2024
Cash and due from banks $ 6,333 $ – $ 6,333 $ – $ – $ 7 $ 6,326
Interest-bearing deposits with
banks 75,048 – 75,048 5,719 119 65,937 3,273
Securities, trading loans, and other 7 549,276 435,951 985,227 397,303 16,846 546,941 24,137
Derivatives 60,574 – 60,574 – – – 60,574
Securities purchased under reverse
repurchase agreements 8 199,079 (199,079) – – – – –
Loans, net of allowance for loan

losses 9 904,336 (13,549) 890,787 55,582 75,370 60,643 699,192
Customers’ liabilities under

acceptances 13,066 – 13,066 – – – 13,066
Other assets 10 103,180 – 103,180 646 – – 102,534
Total assets $ 1,910,892 $ 223,323 $ 2,134,215 $ 459,250 $ 92,335 $ 673,528 $ 909,102
October 31, 2023
Total assets $ 1,955,139 $ 215,318 $ 2,170,457 $ 460,641 $ 84,997 $ 678,289 $ 946,530
1

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-
balance sheet, for the purpose of this disclosure, the on- and off-balance sheet holdings are encumbered in alignment with the business practice.
2

Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements,

securities borrowing, margin loans, and other client activity.
3

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative
transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4

Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.
6

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).
7

Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at

FVTPL, financial assets at FVOCI, and DSAC.
8

Assets reported in the “Bank-owned assets”

column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase
transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions

”

column to avoid double-counting with the on-balance sheet
assets.
9

The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions”

column to avoid double-
counting with the on-balance sheet assets.
10

Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Severe Combined Stress

Scenario,

the Bank performs liquidity stress testing

on multiple alternate scenarios. These

scenarios are a mix of TD-
specific events and market-wide stress events

designed to test the impact from risk

factors material to the Bank’s risk profile. Liquidity

assessments are also part
of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding

plans (CFP) in place at the overall

Bank level and for certain subsidiaries operating

in foreign jurisdictions (Regional
CFPs). The Bank’s CFP provides a documented

framework for managing unexpected liquidity

situations and thus is an integral component

of the Bank’s overall
liquidity risk management program. It outlines

different contingency levels based on the severity

and duration of the liquidity situation and

identifies recovery
actions appropriate for each level. For each recovery

action, it provides key operational

steps required to execute the action. Regional

CFPs identify recovery
actions to address region-specific stress

events. The actions and governance structure

outlined in the Bank’s CFP are aligned

with the Bank’s Crisis Management
Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs

and ability to raise funds. Rating downgrades

could potentially result in higher financing

costs, increased
requirements to pledge collateral, reduced

access to capital markets, and could also affect

the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided

by rating agencies reflect their views and

are subject to change from time to time,

based on a number of factors including
the Bank’s financial strength, competitive position,

and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating
agencies and conditions affecting the overall financial

services industry.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 37: CREDIT RATINGS 1
As at
January 31, 2024
Moody’s S&P Fitch DBRS
Deposits/Counterparty
2
Aa1 AA- AA AA (high)
Legacy Senior Debt
3
Aa2 AA- AA AA (high)
Senior Debt
4
A1 A AA- AA
Covered Bonds Aaa – AAA AAA
Subordinated Debt A2 A A AA (low)
Subordinated Debt – NVCC A2 (hyb) A- A A
Preferred Shares – NVCC Baa1 (hyb) BBB BBB+ Pfd-2 (high)
Limited Recourse Capital Notes – NVCC Baa1 (hyb) BBB BBB+ A (low)
Short-Term Debt (Deposits) P-1 A-1+ F1+ R-1 (high)
Outlook Stable Stable Stable Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
3

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade

of TD’s credit rating. The Bank
holds liquid assets to ensure it is able to provide

additional collateral required by trading

counterparties in the event of a three-notch

downgrade in the Bank’s
senior debt ratings.

The following table presents the additional collateral

that could have been contractually required

to be posted to OTC derivative counterparties
as of the reporting date in the event of one,

two, and three-notch downgrades of the Bank’s

credit ratings.

TABLE 38: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

January 31 October 31
2024 2023
One-notch downgrade $ 90 $ 153
Two-notch downgrade 150 230
Three-notch downgrade 800 955
1

The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated

as the ratio of the stock of unencumbered high-quality

liquid assets (HQLA) over the net cash

outflow requirements in the
next 30 days under a hypothetical liquidity stress

event.
Other than during periods of financial stress,

the Bank must maintain the LCR above

100% in accordance with the OSFI LAR

requirement. The Bank’s LCR is
calculated according to the scenario parameters

in the LAR guideline, including prescribed

HQLA eligibility criteria and haircuts, deposit

run-off rates, and other
outflow and inflow rates. HQLA held by the

Bank that are eligible for the LCR calculation

under the LAR are primarily central bank

reserves, sovereign-issued or
sovereign-guaranteed securities, and high-quality

securities issued by non-financial entities.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 39: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
January 31, 2024
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 334,351
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 482,805 $ 30,811
Stable deposits
5
256,660 7,700
Less stable deposits 226,145 23,111
Unsecured wholesale funding, of which: 349,412 174,407
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
6 128,573 30,354
Non-operational deposits (all counterparties) 192,654 115,868
Unsecured debt 28,185 28,185
Secured wholesale funding n/a 38,464
Additional requirements, of which: 346,601 105,521
Outflows related to derivative exposures and

other collateral requirements
60,479 43,247
Outflows related to loss of funding on debt products 11,461 11,461
Credit and liquidity facilities 274,661 50,813
Other contractual funding obligations 19,252 10,385
Other contingent funding obligations 7 771,815 11,987
Total cash outflows $ n/a $ 371,575
Cash inflows
Secured lending

$ 224,349 $ 35,812
Inflows from fully performing exposures 21,167 10,038
Other cash inflows 74,396 74,396
Total cash inflows $ 319,912 $ 120,246
Average for the three months ended
January 31, 2024 October 31, 2023
Total adjusted Total adjusted
value value
Total high-quality liquid assets
8
$ 334,351 $ 325,142
Total net cash outflows 9 251,329 250,314
Liquidity coverage ratio 133% 130%
1

The LCR for the quarter ended January 31, 2024 is calculated as an average of the 62 daily data points in the quarter.

2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
5

As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized enterprise (SME)

customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.
6

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management

services.
7

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other
contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than

30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8

Total HQLA includes both asset haircuts

and applicable caps,

as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for

Level 2 and 15% for Level 2B).
9

Total Net Cash Outflows include both inflow

and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75%

of outflows).
The Bank’s average LCR of 133% for the quarter ended

January 31, 2024 continues to meet the regulatory

requirements.

The Bank holds

a variety of liquid assets commensurate

with the liquidity needs of the organization.

Many of these assets qualify as HQLA under

the OSFI LAR
guideline. The average HQLA of the Bank

for the quarter ended January 31, 2024 was

$334 billion (October 31, 2023 – $325

billion), with Level 1 assets
representing 83% (October 31, 2023 – 82%).

The Bank’s reported HQLA excludes excess

HQLA from the U.S. Retail operations,

as required by the OSFI LAR
guideline, to reflect liquidity transfer considerations

between U.S. Retail and its affiliates as a result

of the U.S. Federal

Reserve Board’s regulations. By excluding
excess HQLA, the U.S. Retail LCR is

effectively capped at 100%

prior to total Bank consolidation.

As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2023 Annual Report,

the Bank manages its HQLA and other liquidity

buffers to the
higher of TD’s 90-day surplus requirement and the

target buffers over regulatory requirements from

the LCR, NSFR, and the Net Cumulative

Cash Flow metrics.
As a result, the total stock of HQLA is subject

to ongoing rebalancing against the projected

liquidity requirements.

NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) over total required stable funding (RSF)

in accordance with OSFI’s
LAR guideline. The Bank must maintain an

NSFR ratio equal to or above 100% in accordance

with the LAR guideline. The Bank’s ASF comprises

the Bank’s
liability and capital instruments (including

deposits and wholesale funding). The assets

that require stable funding are based on

the Bank’s on and off-balance
sheet activities and a function of their liquidity

characteristics and the requirements of OSFI’s

LAR guideline.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 40: NET STABLE FUNDING RATIO
(millions of Canadian dollars, except

as noted)
As at
January 31, 2024
Unweighted value by residential maturity
6 months to
No

Less than

less than

More than Weighted
maturity 1
6 months

1 year

1 year

value 2
Available Stable Funding Item
Capital $ 109,250 $ n/a $ n/a $ 9,113 $ 118,363
Regulatory capital 109,250 n/a n/a 9,113 118,363
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
434,080 65,298 39,640 30,458 529,638
Stable deposits 3 250,832 24,753 15,242 15,120 291,406
Less stable deposits 183,248 40,545 24,398 15,338 238,232
Wholesale funding: 235,934 361,919 100,168 234,625 437,491
Operational deposits 4 100,803 2,283 1 – 51,544
Other wholesale funding 135,131 359,636 100,167 234,625 385,947
Liabilities with matching interdependent assets 5 – 2,119 1,634 21,620 –
Other liabilities: 54,220 95,202 2,381
NSFR derivative liabilities n/a (958)

n/a

All other liabilities and equity not included

in the above categories
54,220 92,789 1,980 1,391 2,381
Total Available Stable Funding $ 1,087,873
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 62,180
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 108,989 225,917 118,247 673,137 758,227
Performing loans to financial institutions

secured by Level 1 HQLA
– 71,624 9,075 – 10,865
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
509 41,570 6,825 12,293 20,786
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 37,171 67,047 46,137 284,009 333,861
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a 45,282 29,534 – 36,346
Performing residential mortgages, of which: 30,968 37,571 51,651 305,942 291,042
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 6 30,968 37,571 51,651 305,942 291,042
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 40,341 8,105 4,559 70,893 101,673
Assets with matching interdependent liabilities 5 – 1,715 2,438 21,540 –
Other assets: 69,568 135,698 104,767
Physical traded commodities, including gold 10,729

n/a

n/a

n/a

9,411
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs 17,634 14,989
NSFR derivative assets

n/a

5,218 6,177
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

18,871 944
All other assets not included in the above

categories
58,839 86,349 1,664 5,962 73,246
Off-balance sheet items

n/a

770,848 27,722
Total Required Stable Funding $ 952,896
Net Stable Funding Ratio

114%
As at
October 31, 2023
Total Available Stable Funding $ 1,123,816
Total Required Stable Funding 960,590
Net Stable Funding Ratio

117%
1

Items in the “no maturity” time bucket do not have a stated maturity.

These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
2

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
3

As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.
4

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management

services.
5

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.

6

Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended January

31, 2024 is at 114%

(October 31, 2023 – 117%) representing a surplus of $135 billion adhering to regulatory
requirements. Decreases are attributable

to changes in our funding composition and lower

deposit balance in the U.S. Retail Segment.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.

The Bank’s primary approach to managing

funding activities is to maximize the use of

deposits raised through personal and

commercial banking channels.
The
following table illustrates the Bank’s base of personal

and commercial, wealth, and Schwab sweep

deposits (collectively, “P&C deposits”) that make up
approximately
70
% (October 31, 2023 –
70
%) of the Bank’s total funding.

TABLE 41: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)
As at

January 31 October 31
2024 2023
P&C deposits – Canadian $
533,989
$
529,078
P&C deposits – U.S.
1
424,893
446,355
Total $
958,882
$
975,433
1
P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.

WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA MBS,

and notes backed by credit
card receivables (Evergreen Credit Card

Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by
currency, and by funding types. The Bank raises short-term (1 year or less) funding using certificates of deposit,

commercial paper, and bankers’ acceptances.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at January 31, 2024.

Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
United Kingdom Listing Authority (UKLA)

Registered
Legislative Covered Bond Program ($80 billion)
UKLA Registered Global Medium-Term Note
Program (US$40 billion)
The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at January 31, 2024, was $175.8 billion
(October 31, 2023

– $173.3 billion).

Note that Table 42: Long-Term Funding and Table

43: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 42: LONG-TERM FUNDING
1
As at
January 31 October 31
Long-term funding by currency 2024

2023
Canadian dollar 27% 27%
U.S. dollar 34 35
Euro 26 27
British pound 7 5
Other 6 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 59% 61%
Covered bonds 33 31
Mortgage securitization 2 7 7
Term asset-backed securities 1 1
Total 100% 100%
1
The table includes funding issued to external investors

only.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table represents the remaining

maturity of various sources of funding outstanding

as at January 31, 2024 and October 31, 2023.

TABLE 43: WHOLESALE FUNDING 1
(millions of Canadian dollars)
As at
January 31 October 31
2024 2023
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
2
$ 19,867 $ 4,794 $ 3,640 $ 4,470 $ 32,771 $ – $ – $ 32,771 $ 42,481
Bearer deposit notes 199 328 767 498 1,792 – – 1,792 1,804
Certificates of deposit 9,320 21,638 32,642 38,122 101,722 95 – 101,817 113,476
Commercial paper 4,564 14,716 10,093 17,413 46,786 – – 46,786 40,515
Covered bonds 3,000 3,268 3,456 852 10,576 11,703 38,828 61,107 56,973
Mortgage securitization 3 – 695 2,287 2,660 5,642 4,120 19,140 28,902 27,131
Legacy senior unsecured medium-term
notes 4 – 1,021 1,883 – 2,904 208 23 3,135 3,162
Senior unsecured medium-term notes 5 – 10,393 3,115 13,049 26,557 17,864 52,794 97,215 97,525
Subordinated notes and debentures 6 – – – – – 197 9,357 9,554 9,620
Term asset-backed

securitization
400 – 309 1,008 1,717 – 404 2,121 2,204
Other 7 32,987 2,890 2,703 2,409 40,989 613 700 42,302 44,348
Total $ 70,337 $ 59,743 $ 60,895 $ 80,481 $ 271,456 $ 34,800 $ 121,246 $ 427,502 $ 439,239
Of which:
Secured $ 12,112 $ 3,963 $ 6,052 $ 4,520 $ 26,647 $ 15,824 $ 58,376 $ 100,847 $ 95,328
Unsecured 58,225 55,780 54,843 75,961 244,809 18,976 62,870 326,655 343,911
Total $ 70,337 $ 59,743 $ 60,895 $ 80,481 $ 271,456 $ 34,800 $ 121,246 $ 427,502 $ 439,239
1

Excludes bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing

Risk” section of this document.
2

Includes fixed-term deposits with banks.
3

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
4

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
5

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $6.0 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2023 – $5.7 billion).
6

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7
Includes fixed-term deposits from non-bank institutions (unsecured) of $18.9 billion (October 31, 2023 – $22.1 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total MBS

issued to external investors for the three

months ended
January

31, 2024

was $0.2 billion (three months ended

January 31, 2023

– $0.4

billion) and other asset-backed securities

issued for the three months ended
January 31, 2024

was nil (three months ended January

31, 2023

– $0.3 billion). Total unsecured medium-term notes and covered bonds issuances for the three
months ended January 31, 2024, were $0.7

billion and $4.5 billion,

respectively (three months ended January

31, 2023 – $12.9 billion and nil,

respectively).
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. Off-balance sheet commitments include
contractual obligations to make future payments

on certain lease-related commitments, certain

purchase obligations, and other liabilities.

The values of credit
instruments reported in the following

table represent the maximum amount of additional

credit that the Bank could be obligated to extend

should such instruments
be fully drawn or utilized. Since a significant

portion of guarantees and commitments

are expected to expire without being

drawn upon, the total of the contractual
amounts is not representative of expected future

liquidity requirements. These contractual

obligations have an impact on the Bank’s short-term

and long-term
liquidity and capital resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

the Bank’s exposure to interest rate and liquidity risk.

The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank
utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit. Additionally, the Bank issues long-term funding in respect of
such non-trading assets and raises short

term funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars) As at
January 31, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,333
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,333
Interest-bearing deposits with banks
33,748
316
119
–
–
–
–
–
40,865
75,048
Trading loans, securities, and other
1
2,910
7,218
4,548
4,222
3,187
13,285
28,740
25,274
72,136
161,520
Non-trading financial assets at fair value through
profit or loss
163
739
751
234
174
1,643
657
1,108
1,516
6,985
Derivatives
6,013
5,576
3,705
2,799
3,656
8,976
17,397
12,452
–
60,574
Financial assets designated at fair value through
profit or loss
221
299
773
361
265
1,028
1,722
1,301
–
5,970
Financial assets at fair value through other comprehensive

income
655
3,713
6,029
1,992
2,434
7,850
17,632
30,947
3,478
74,730
Debt securities at amortized cost, net of allowance
for credit losses
1,258
2,960
15,625
3,403
5,057
22,520
112,305
136,945
(2)
300,071
Securities purchased under reverse repurchase

agreements
2
123,061
29,362
22,863
9,820
4,436
1,211
889
–
7,437
199,079
Loans
Residential mortgages

2,671
5,332
8,697
13,800
13,475
56,840
165,184
55,671
–
321,670
Consumer instalment and other personal
929
1,682
2,461
3,767
5,878
27,156
84,409
34,448
56,667
217,397
Credit card
–
–
–
–
–
–
–
–
38,635
38,635
Business and government

40,069
10,410
14,852
16,295
16,667
41,553
98,116
69,291
26,646
333,899
Total loans
43,669
17,424
26,010
33,862
36,020
125,549
347,709
159,410
121,948
911,601
Allowance for loan losses
–
–
–
–
–
–
–
–
(7,265)
(7,265)
Loans, net of allowance for loan losses
43,669
17,424
26,010
33,862
36,020
125,549
347,709
159,410
114,683
904,336
Customers’ liability under acceptances

10,459
2,573
34
–
–
–
–
–
–
13,066
Investment in Schwab
–
–
–
–
–
–
–
–
9,548
9,548
Goodwill
3
–
–
–
–
–
–
–
–
18,098
18,098
Other intangibles
3
–
–
–
–
–
–
–
–
2,799
2,799
Land, buildings, equipment, and other depreciable

assets, and right-of-use assets
3
–
9
12
12
24
77
668
3,160
5,562
9,524
Deferred tax assets
–
–
–
–
–
–
–
–
3,928
3,928
Amounts receivable from brokers, dealers, and clients
34,400
–
–
–
–
–
–
–
370
34,770
Other assets
5,219
4,918
666
286
263
119
124
90
12,828
24,513
Total assets $
268,109
$
75,107
$
81,135
$
56,991
$
55,516
$
182,258
$
527,843
$
370,687
$
293,246
$
1,910,892
Liabilities
Trading deposits $
1,329
$
3,306
$
5,070
$
4,002
$
2,736
$
5,049
$
7,671
$
1,471
$
–
$
30,634
Derivatives
6,180
5,865
3,622
2,238
3,103
6,728
12,365
13,972
–
54,073
Securitization liabilities at fair value
–
339
1,219
391
825
1,980
7,657
4,132
–
16,543
Financial liabilities designated at

fair value through profit or loss

33,203
42,139
45,960
41,435
17,155
95
–
–
125
180,112
Deposits
4,5
Personal
10,760
15,741
22,117
19,561
21,717
18,475
21,271
683
492,515
622,840
Banks
14,101
115
–
–
–
1
3
1
11,722
25,943
Business and government
23,096
30,596
16,590
9,674
11,983
31,645
75,438
16,962
316,487
532,471
Total deposits
47,957
46,452
38,707
29,235
33,700
50,121
96,712
17,646
820,724
1,181,254
Acceptances
10,459
2,573
34
–
–
–
–
–
–
13,066
Obligations related to securities sold short 1
1,007
2,136
2,016
1,421
383
7,227
14,670
12,571
1,444
42,875
Obligations related to securities sold under repurchase

agreements
2
156,296
10,241
3,278
1,190
587
473
92
–
1,972
174,129
Securitization liabilities at amortized cost
–
357
1,067
692
751
2,140
4,866
2,485
–
12,358
Amounts payable to brokers, dealers, and clients
33,314
–
–
–
–
–
–
–
698
34,012
Insurance contract liabilities
216
362
283
223
188
660
979
425
2,585
5,921
Other liabilities
11,379
8,339
7,565
1,949
1,987
915
1,320
4,282
6,190
43,926
Subordinated notes and debentures

–
–
–
–
–
197
–
9,357
–
9,554
Equity
–
–
–
–
–
–
–
–
112,435
112,435
Total liabilities and equity $
301,340
$
122,109
$
108,821
$
82,776
$
61,415
$
75,585
$
146,332
$
66,341
$
946,173
$
1,910,892
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
17,680
$
27,179
$
29,707
$
21,266
$
23,986
$
44,606
$
160,936
$
4,958
$
1,845
$
332,163
Other commitments
8
123
152
254
220
302
960
1,564
493
64
4,132
Unconsolidated structured entity commitments
17
–
123
62
870
501
–
–
–
1,573
Total off-balance sheet commitments $
17,820
$
27,331
$
30,084
$
21,548
$
25,158
$
46,067
$
162,500
$
5,451
$
1,909
$
337,868
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
61

billion of covered bonds with remaining contractual maturities of $
3

billion in ‘less than 1 month’, $
3

billion in ‘over 1 to 3 months’, $
4

billion in ‘over 3 to 6 months’, $
1

billion
in ‘over 6 to 9 months’, $
12

billion in ‘over 1 to 2 years’, $
34

billion in ‘over 2 to 5 years’, and $
4

billion in ‘over 5 years’.
6

Includes $
530

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments
.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 44: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars) As at
October 31, 2023
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,721
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,721
Interest-bearing deposits with banks
51,021
559
–
–
–
–
–
–
46,768
98,348
Trading loans, securities, and other
1
4,328
6,329
5,170
3,008
4,569
13,226
27,298
25,677
62,485
152,090
Non-trading financial assets at fair value through
profit or loss
–
–
354
1,538
199
1,664
828
1,351
1,406
7,340
Derivatives
10,145
10,437
5,246
4,244
3,255
11,724
25,910
16,421
–
87,382
Financial assets designated at fair value through
profit or loss
374
496
375
695
324
838
1,470
1,246
–
5,818
Financial assets at fair value through other comprehensive

income
745
2,190
1,200
5,085
2,223
9,117
15,946
29,845
3,514
69,865
Debt securities at amortized cost, net of allowance
for credit losses
1,221
4,020
4,073
16,218
3,480
22,339
116,165
140,502
(2)
308,016
Securities purchased under reverse repurchase

agreements
2
124,253
33,110
29,068
7,381
7,298
955
506
–
1,762
204,333
Loans
Residential mortgages

1,603
2,616
5,860
10,575
14,181
57,254
168,475
59,733
44
320,341
Consumer instalment and other personal
894
1,580
2,334
3,830
5,974
27,166
85,487
34,183
56,106
217,554
Credit card
–
–
–
–
–
–
–
–
38,660
38,660
Business and government

37,656
10,058
13,850
14,886
16,964
42,460
96,952
67,190
26,512
326,528
Total loans
40,153
14,254
22,044
29,291
37,119
126,880
350,914
161,106
121,322
903,083
Allowance for loan losses
–
–
–
–
–
–
–
–
(7,136)
(7,136)
Loans, net of allowance for loan losses
40,153
14,254
22,044
29,291
37,119
126,880
350,914
161,106
114,186
895,947
Customers’ liability under acceptances

14,804
2,760
5
–
–
–
–
–
–
17,569
Investment in Schwab
–
–
–
–
–
–
–
–
8,907
8,907
Goodwill
3
–
–
–
–
–
–
–
–
18,602
18,602
Other intangibles
3
–
–
–
–
–
–
–
–
2,771
2,771
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
8
6
8
14
79
573
3,153
5,593
9,434
Deferred tax assets
4
–
–
–
–
–
–
–
–
3,951
3,951
Amounts receivable from brokers, dealers, and clients
30,181
–
–
–
–
–
–
–
235
30,416
Other assets
4
5,267
1,869
5,619
208
194
137
129
82
14,124
27,629
Total assets
4
$
289,213
$
76,032
$
73,160
$
67,676
$
58,675
$
186,959
$
539,739
$
379,383
$
284,302
$
1,955,139
Liabilities
Trading deposits $
1,272
$
1,684
$
5,278
$
4,029
$
4,153
$
6,510
$
6,712
$
1,342
$
–
$
30,980
Derivatives
9,068
9,236
4,560
3,875
2,559
8,345
16,589
17,408
–
71,640
Securitization liabilities at fair value
2
498
345
1,215
391
1,651
6,945
3,375
–
14,422
Financial liabilities designated at

fair value through profit or loss

48,197
30,477
37,961
42,792
32,473
112
–
–
118
192,130
Deposits
5,6
Personal
6,044
19,095
22,387
14,164
19,525
17,268
20,328
51
507,734
626,596
Banks
19,608
68
29
–
–
–
4
1
11,515
31,225
Business and government
25,663
16,407
24,487
11,819
9,658
33,723
74,300
19,652
324,660
540,369
Total deposits
51,315
35,570
46,903
25,983
29,183
50,991
94,632
19,704
843,909
1,198,190
Acceptances
14,804
2,760
5
–
–
–
–
–
–
17,569
Obligations related to securities sold short
1
135
1,566
1,336
1,603
1,309
5,471
19,991
11,971
1,279
44,661
Obligations related to securities sold under repurchase

agreements
2
146,559
10,059
6,607
457
1,142
150
46
–
1,834
166,854
Securitization liabilities at amortized cost
–
526
355
1,073
703
2,180
4,956
2,917
–
12,710
Amounts payable to brokers, dealers, and clients
30,248
–
–
–
–
–
–
–
624
30,872
Insurance contract liabilities
4
243
305
327
258
253
694
1,131
501
2,134
5,846
Other liabilities
4
11,923
9,808
7,986
1,276
1,198
918
1,979
4,226
8,260
47,574
Subordinated notes and debentures

–
–
–
–
–
196
–
9,424
–
9,620
Equity
4
–
–
–
–
–
–
–
–
112,071
112,071
Total liabilities and equity
4
$
313,766
$
102,489
$
111,663
$
82,561
$
73,364
$
77,218
$
152,981
$
70,868
$
970,229
$
1,955,139
Off-balance sheet commitments
Credit and liquidity commitments
7,8
$
22,242
$
24,178
$
26,399
$
21,450
$
22,088
$
47,826
$
166,891
$
5,265
$
1,487
$
337,826
Other commitments
9
109
279
214
197
204
889
1,364
424
73
3,753
Unconsolidated structured entity commitments
–
836
3
239
95
729
–
–
–
1,902
Total off-balance sheet commitments $
22,351
$
25,293
$
26,616
$
21,886
$
22,387
$
49,444
$
168,255
$
5,689
$
1,560
$
343,481
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024 Interim Consolidated Financial Statements for further details.
5

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
6

Includes $
57

billion of covered bonds with remaining contractual maturities of $
6

billion in ‘over 3 months to 6 months’, $
3

billion in ‘over 6 months to 9 months’, $
1

billion in ‘over 9
months to 1 year’, $
12

billion in ‘over 1 to 2 years’, $
31

billion in ‘over 2 to 5 years’, and $
4

billion in ‘over 5 years’.
7

Includes $
573

million in commitments to extend credit to private equity investments.
8

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

REGULATORY AND STANDARD SETTER DEVELOPMENTS CONCERNING ENVIRONMENTAL AND SOCIAL (E&S) RISK (INCLUDING

CLIMATE)
On March 7, 2023, OSFI issued Final Guideline

B-15: Climate Risk Management (Guideline

B-15), which sets out OSFI’s expectations

related to the management
and disclosure of climate-related risks and

opportunities. Guideline B-15 is iterative and

is currently organized into interrelated and

mutually reinforcing chapters,
Chapter 1 – Governance and Risk Management

Expectations and Chapter 2 – Climate-Related

Financial Disclosures. Components of

Guideline B-15 are initially
effective for D-SIBs for fiscal year-end 2024, where

annual

disclosures are required to be made publicly

available no later than 180 days after

fiscal year-end. The
Bank is currently assessing the impact of

adopting Guideline B-15.
ISSB – IFRS S1 and IFRS S2
On June 26, 2023, the International Sustainability

Standards Board (ISSB) under the IFRS

Foundation, issued its first two sustainability

standards, IFRS S1,
General Requirements for Disclosures of Sustainability-related

Financial Information

(S1) and IFRS S2,
Climate-related Disclosures

(S2). S1 sets out the
disclosure requirements for financially

material information about sustainability-related

risks and opportunities to meet investor

information needs, and S2
specifically sets the disclosure requirement

for climate-related risks and opportunities.

The ISSB recommends an effective date for annual

reporting periods
beginning on or after January 1, 2024, this is

subject to Canadian

jurisdiction’s endorsement. Early application

is permitted on or before the date of initial
application of IFRS S1 and S2. The International

Organization of Securities Commissions has

endorsed IFRS S1 and S2 on July 23,

2023,

and is now calling its
member jurisdictions to consider ways they

may adopt or apply the ISSB standards. The

Bank is currently assessing the impact of

adopting these standards.
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2023 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended January 31, 2024.
Securitization of Third Party-Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third party-originated

assets through Bank-sponsored SEs, including

its Canadian multi-seller conduits which are

not consolidated. These
Canadian multi-seller conduits securitize

Canadian originated third-party assets.

The Bank administers these multi-seller

conduits and provides liquidity facilities

as
well as securities distribution services; it

may also provide credit enhancements.

TD’s total potential exposure to loss through the

provision of liquidity facilities for
multi-seller conduits was $15.7 billion as

at January 31, 2024

(October 31, 2023 – $15.2 billion). As at

January 31, 2024, the Bank had funded exposure

of
$14.1 billion under such liquidity facilities relating

to outstanding issuances of asset-backed

commercial paper (October 31, 2023

– $13.3 billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s first quarter

2024 Interim Consolidated Financial Statements

and 2023

Annual Consolidated Financial Statements.

For details
of the Bank’s significant accounting judgments,

estimates, and assumptions under IFRS,

refer to Note 3 of the Bank’s first quarter

2024 Interim Consolidated
Financial Statements and the Bank’s 2023

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard has been adopted

by the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17, Insurance Contracts

(IFRS 17) which replaced the guidance

in IFRS 4,
Insurance Contracts

(IFRS 4) and became effective for annual
reporting periods beginning on or after

January 1, 2023, which was November 1, 2023

for the Bank. IFRS 17 establishes principles

for recognition, measurement,
presentation and disclosure of insurance

contracts.
Under IFRS 17, insurance contracts are

aggregated into groups which are measured

at the risk-adjusted present value of

cash flows in fulfilling the contracts.
Revenue is recognized as insurance services

are provided over the coverage period.

Losses are recognized immediately if

the contract group is expected to be
onerous. The liabilities presented by insurance

groups are

comprised of the liability for remaining

coverage (LRC) and the liability for incurred

claims (LIC) and are
reported as Insurance contract liabilities

on the Interim Consolidated Balance Sheet.

The LRC is the obligation to investigate

and pay claims that have not yet
occurred and includes the loss component related

to onerous contract groups.

The LIC is the estimate of claims incurred, including

claims that have occurred but
have not been reported, and related insurance

costs.

IFRS 17 introduces two measurement models

that are applicable to the Bank, the premium

allocation approach model (PAA) and the general measurement

model
(GMM). The Bank measures the majority of

its insurance contract groups using

the PAA,

which includes property and casualty contracts

as well as short-term life
and health contracts. The PAA is a simplified model applied to insurance contracts that are either one year or less

or where the PAA approximates the GMM.
Contracts using the GMM are longer-term life

and health contracts. The LRC for insurance

contract groups using the PAA is measured as unearned premiums less
deferred acquisition cash flows allocated

to the group. The LRC is adjusted for the

recognition of insurance revenue and amortization

of acquisition cash flows
reported in insurance service expenses

on a straight-line basis over the contractual

terms of the underlying insurance contracts,

usually twelve months. The LRC
for longer term contracts using the GMM

model is measured using estimates and

assumptions that reflect the timing

and uncertainty of insurance cash flows.
When a group of contracts is expected

to be onerous, a loss

component (expected loss related to fulfilling

the related insurance contracts) is established

which
increases the LRC and insurance service expenses.

The loss component of the LRC is

subsequently recognized in income over

the contractual term of the
underlying insurance contracts to offset claims

incurred and related expenses.
The Bank measures the LIC at the present

value of current estimates of claims and related

costs for insurable events occurring at or

before the Interim
Consolidated Balance Sheet date. The LIC

includes a risk adjustment, which represents

the compensation the Bank requires for bearing

the uncertainty related to
non-financial risks

in its fulfilment of insurance contracts.

Expenses related to claims incurred

and related costs are reported in insurance

service expenses and
changes related to discounting the liability are

recorded as insurance finance income

or expenses in other income (loss). Prior

to the adoption of IFRS 17, these
expenses were recorded in insurance

claims and related expenses and non-interest

expenses.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Reinsurance contracts held are recognized

and measured using the same principles

as insurance contracts issued. Reinsurance

contract assets are presented in
Other assets in the Interim Consolidated Balance

Sheet and the net results from reinsurance

contracts held are presented in Other income

(loss) in the Interim
Consolidated Statement of Income. Refer to

Note 13 of the Bank’s first quarter 2024 Interim Consolidated

Financial Statements for further details on the results

of
insurance and reinsurance contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them. The following

table sets out adjustments to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $
7,468
Other liabilities
131
Other assets
(2,361)
Net insurance-related balances as at October

31, 2022
$
5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts
113
Other adjustments
(93)
Net insurance-related balances as at

November 1, 2022
$
5,066
Insurance contract liabilities $
5,761
Reinsurance contract assets
(695)
Net insurance-related balances as at

November 1, 2022
$
5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease to the

Bank’s deferred tax assets of $60 million and

an after-tax increase to retained
earnings of $112 million.

Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new discount

factor under IFRS 17. The transitional guidance

for such securities
is applicable for entities that previously used

IFRS 9,
Financial Instruments

and was applied without a restatement

of comparatives. The reclassification resulted

in
a decrease to retained earnings and an increase

in accumulated other comprehensive income

of $10 million.

ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of estimates

and judgment in the assessment of the

current and forward-looking economic

environment. There remains
elevated economic uncertainty, and management continues to exercise expert credit judgment in assessing if

an exposure has experienced significant increase

in
credit risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and

qualitative adjustments have been applied.
Insurance Contracts
The assumptions used in establishing the Bank’s

insurance claims and policy benefit liabilities

are based on best estimates of possible outcomes.

For property and casualty insurance

contracts,

the ultimate cost of LIC is estimated using

a range of standard actuarial claims projection

techniques in
accordance with Canadian accepted actuarial

practices. Additional qualitative judgment

is used to assess the extent to which past

trends may or may not apply in
the future, in order to arrive at the estimated

ultimate claims cost amounts that present

the most likely outcome taking into account

all the uncertainties involved.

For life and health insurance contracts,

actuarial liabilities consider all future policy

cash flows, including premiums, claims,

and expenses required to administer
the policies. Critical assumptions used in

the measurement of life and health insurance

contract liabilities are determined by the appointed

actuary.
Further information on insurance risk assumptions

is provided in Note 13 of the Bank’s first quarter

2024 Interim Consolidated Financial Statements.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new or amended material accounting

policies that have been issued, but are not

yet effective on the date of issuance of the

Bank’s Interim
Consolidated Financial Statements.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s first quarter

2024 Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to accounting
policies, procedures, and estimates.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at

the balance sheet date. Allowance for credit

losses consists of Stage 3
allowance for impaired financial assets and

Stage 2 and Stage 1 allowance for
performing financial assets and off-balance sheet instruments.

The allowance is
increased by the provision for credit losses,

decreased by write-offs net of
recoveries and disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS) : A performance measure calculated by dividing net income attributable to common

shareholders by the weighted
average number of common shares outstanding

for the period. Adjusted basic
EPS is calculated in the same manner using

adjusted net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at

the end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment

value to the ending investment value
assuming that the investment has been

compounding over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by

dividing net income
attributable to common shareholders by the

weighted average number of
common shares outstanding adjusting for the

effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of

Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly attributable

to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning

of the accounting period. Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total
revenue. A lower ratio indicates a more efficient

business operation. Adjusted
efficiency ratio, net of insurance service expenses

(ISE) is calculated by
dividing adjusted non-interest expenses

by adjusted total revenue, net of ISE.
Management

believes presenting efficiency ratio net of ISE is aligned

with
industry reporting and allows for better assessment

of operating results.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Enhanced Disclosure Task Force (EDTF): Established by the Financial
Stability Board in May 2012, comprised of

banks, analysts, investors, and
auditors, with the goal of enhancing the risk

disclosures of banks and other
financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement

date, under current market conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receivership
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified period
Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio : A
ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance. Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
attributable to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles,

which are
treated as an item of note, as a percentage of average

Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.
Risk-Weighted Assets (RWA): Assets calculated by applying a regulatory risk-weight factor to on and off-balance sheet

exposures. The risk-weight
factors are established by the OSFI to

convert on and off-balance sheet
exposures to a comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

IFRS 9 requires that the
following criteria be met in order for a financial

instrument to be classified at
amortized cost:
●

The entity’s business model relates to managing

financial assets (such as
bank trading activity), and, as such, an asset

is held with the intention of
collecting its contractual cash flows;

and
●

An asset’s contractual cash flows represent SPPI.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

of time.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and TD

Ameritrade and other acquired intangible
assets, net of related deferred tax liabilities.

It can be utilized in assessing the
Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income

on trading positions, and income

from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars) January 31, 2024 October 31, 2023
ASSETS
Cash and due from banks $
6,333
$
6,721
Interest-bearing deposits with banks
75,048
98,348
81,381
105,069
Trading loans, securities, and other

(Note 4)
161,520
152,090
Non-trading financial assets at fair value through profit or loss

(Note 4)
6,985
7,340
Derivatives

(Note 4)
60,574
87,382
Financial assets designated at fair value through profit or

loss

(Note 4)
5,970
5,818
Financial assets at fair value through other comprehensive income

(Note 4)
74,730
69,865
309,779
322,495
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
300,071
308,016
Securities purchased under reverse repurchase agreements

199,079
204,333
Loans (Notes 4, 6)
Residential mortgages
321,670
320,341
Consumer instalment and other personal
217,397
217,554
Credit card
38,635
38,660
Business and government
333,899
326,528
911,601
903,083
Allowance for loan losses

(Note 6)
(7,265)
(7,136)
Loans, net of allowance for loan losses
904,336
895,947
Other
Customers’ liability under acceptances

(Note 6)
13,066
17,569
Investment in Schwab

(Note 7)
9,548
8,907
Goodwill
18,098
18,602
Other intangibles
2,799
2,771
Land, buildings, equipment, other depreciable assets and

right-of-use assets
9,524
9,434
Deferred tax assets 1
3,928
3,951
Amounts receivable from brokers, dealers, and clients
34,770
30,416
Other assets 1

(Note 9)
24,513
27,629
116,246
119,279
Total assets
1
$
1,910,892
$
1,955,139
LIABILITIES
Trading deposits

(Notes 4, 10)
$
30,634
$
30,980
Derivatives

(Note 4)
54,073
71,640
Securitization liabilities at fair value

(Note 4)
16,543
14,422
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 10)
180,112
192,130
281,362
309,172
Deposits (Notes 4, 10)
Personal

622,840

626,596
Banks
25,943
31,225
Business and government
532,471
540,369
1,181,254
1,198,190
Other
Acceptances

(Note 6)
13,066
17,569
Obligations related to securities sold short

(Note 4)
42,875
44,661
Obligations related to securities sold under repurchase agreements
174,129
166,854
Securitization liabilities at amortized cost

(Note 4)
12,358
12,710
Amounts payable to brokers, dealers, and clients
34,012
30,872
Insurance contract liabilities
1

(Note 13)
5,921
5,846
Other liabilities 1

(Note 11)
43,926
47,574
326,287
326,086
Subordinated notes and debentures (Note 4)
9,554
9,620
Total liabilities 1
1,798,457
1,843,068
EQUITY
Shareholders’ Equity
Common shares

(Note 12)
25,318
25,434
Preferred shares and other equity instruments

(Note 12)
10,853
10,853
Treasury – common shares

(Note 12)
(58)
(64)
Treasury – preferred shares and other

equity instruments

(Note 12)
(27)
(65)
Contributed surplus
172
155
Retained earnings
1
72,347
73,008
Accumulated other comprehensive income (loss)
3,830
2,750
Total equity 1
112,435
112,071
Total liabilities and equity 1 $
1,910,892
$
1,955,139
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17,
Insurance Contracts (IFRS 17). Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except

as noted)

For the three months ended
January 31 January 31
2024 2023
Interest income 1

(Note 20)
Loans

$
12,995
$
9,998

Reverse repurchase agreements
2,938
1,781
Securities
Interest
5,276
4,339
Dividends
548
512
Deposits with banks
1,056
1,426
22,813
18,056
Interest expense (Note 20)
Deposits
11,484
7,795
Securitization liabilities
257
222
Subordinated notes and debentures
94
111
Repurchase agreements and short sales
3,205
2,008
Other
285
187
15,325
10,323
Net interest income
7,488
7,733
Non-interest income
Investment and securities services
1,745
1,405
Credit fees
569
428
Trading income (loss)
925
678
Service charges 2
654
628
Card services
762
769
Insurance revenue 2
1,676
1,542
Other income (loss) 2
(105)
(982)
6,226
4,468
Total revenue 2
13,714
12,201
Provision for (recovery of) credit losses

(Note 6)
1,001
690
Insurance service expenses 2
1,366
1,164
Non-interest expenses
Salaries and employee benefits
4,314
3,758
Occupancy, including depreciation
468
433
Technology and equipment, including depreciation
638
522
Amortization of other intangibles

185
142
Communication and marketing
325
313
Restructuring charges

(Note 18)
291
–
Brokerage-related and sub-advisory fees
130
92
Professional, advisory and outside services
565
568
Other 2
1,114
2,284
8,030
8,112
Income before income taxes and share

of net income from investment

in Schwab
2
3,317
2,235
Provision for (recovery of) income taxes
2
634
939
Share of net income from investment

in Schwab (Note 7)
141
285
Net income 2
2,824
1,581
Preferred dividends and distributions

on other equity instruments
74
83
Net income available to common shareholders 2 $
2,750
$
1,498
Earnings per share

(Canadian dollars)

(Note 17)
Basic
2
$
1.55
$
0.82
Diluted 2
1.55
0.82
Dividends per common share

(Canadian dollars)
1.02
0.96
1

Includes $
20,499

million and $
16,248

million, for the three months ended January 31, 2024 and January 31, 2023, respectively,

which have been calculated based on the effective
interest rate method (EIRM).
2

Amounts for the three months ended January 31, 2023 have been restated for the adoption of IFRS 17. Refer to

Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended
January 31 January 31
2024 2023
Net income 1 $
2,824
$
1,581
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Change in unrealized gain/(loss)
339
244
Reclassification to earnings of net loss/(gain)
(6)
1
Changes in allowance for credit losses recognized

in earnings
(1)
(1)
Income taxes relating to:
Change in unrealized gain/(loss)
(85)
(73)
Reclassification to earnings of net loss/(gain)
3
–
250
171
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
(3,883)
(2,365)
Reclassification to earnings of net loss/(gain)
–
(2)
Net gain/(loss) on hedges
2,432
842
Reclassification to earnings of net loss/(gain)

on hedges
–
2
Income taxes relating to:
Net gain/(loss) on hedges
(676)
(517)
Reclassification to earnings of net loss/(gain)

on hedges
–
–
(2,127)
(2,040)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Change in gain/(loss)
275
2,039
Reclassification to earnings of loss/(gain)
2,440
6
Income taxes relating to:
Change in gain/(loss)
(89)
(353)
Reclassification to earnings of loss/(gain)
(658)
33
1,968
1,725
Share of other comprehensive income (loss)

from investment in Schwab
882
247
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
(227)
96
Income taxes
63
(44)
(164)
52
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Change in net unrealized gain/(loss)
200
13
Income taxes
(54)
(4)
146
9
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
(54)
(243)
Income taxes
15
66
(39)
(177)
Total other comprehensive income (loss)
916
(13)
Total comprehensive income (loss) 1 $
3,740
$
1,568
Attributable to:
Common shareholders
1
$
3,666
$
1,485
Preferred shareholders and other equity instrument

holders
1

74
83
1

Amounts for the three months ended January 31, 2023 have been restated for the adoption of IFRS 17. Refer to

Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Common shares (Note 12)
Balance at beginning of period $
25,434
$
24,363
Proceeds from shares issued on exercise of stock options
42
26
Shares issued as a result of dividend reinvestment plan
137
705
Purchase of shares for cancellation and other
(295)
–
Balance at end of period
25,318
25,094
Preferred shares and other equity instruments (Note 12)

Balance at beginning and end of period
10,853
11,253
Treasury – common shares (Note 12)

Balance at beginning of period
(64)
(91)
Purchase of shares
(3,096)
(1,816)
Sale of shares
3,102
1,804
Balance at end of period
(58)
(103)
Treasury – preferred shares and other equity instruments (Note 12)

Balance at beginning of period
(65)
(7)
Purchase of shares and other equity instruments
(98)
(141)
Sale of shares and other equity instruments
136
139
Balance at end of period
(27)
(9)
Contributed surplus

Balance at beginning of period
155
179
Net premium (discount) on sale of treasury instruments
13
3
Issuance of stock options, net of options exercised

5
10
Other
(1)
(7)
Balance at end of period
172
185
Retained earnings

Balance at beginning of period 1
73,008
73,698
Impact on adoption of IFRS 17 2 –
112
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17 2
(10)
–
Net income attributable to equity instrument holders 1
2,824
1,581
Common dividends
(1,807)
(1,746)
Preferred dividends and distributions on other equity instruments
(74)
(83)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 12)
(1,428)
–
Remeasurement gain/(loss) on employee benefit plans
(164)
52
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
(2)
(2)
Balance at end of period
1
72,347
73,612
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
(413)
(476)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17 2
10
–
Other comprehensive income (loss)
241
172
Allowance for credit losses
(1)
(1)
Balance at end of period

(163)
(305)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period
(127)
23
Other comprehensive income (loss)
144
7
Reclassification of loss/(gain) to retained earnings
2
2
Balance at end of period

19
32
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period
(38)
78
Other comprehensive income (loss)
(39)
(177)
Balance at end of period

(77)
(99)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period
12,677
12,048
Other comprehensive income (loss)
(2,127)
(2,040)
Balance at end of period

10,550
10,008
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(5,472)
(5,717)
Other comprehensive income (loss)
1,968
1,725
Balance at end of period

(3,504)
(3,992)
Share of accumulated other comprehensive income (loss) from investment in Schwab
(2,995)
(3,721)
Total accumulated other comprehensive income
3,830
1,923
Total equity 1 $
112,435
$
111,955
1

Amounts have been restated for the adoption of IFRS 17 as at and for the three months ended January 31, 2023 and as at October 31, 2023. Refer to Note 2 for details.
2

Refer to Note 2 for details on the adoption of IFRS 17.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended
January 31 January 31
2024 2023
Cash flows from (used in) operating activities
Net income
1
$
2,824
$
1,581
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses

(Note 6)
1,001
690
Depreciation
314
289
Amortization of other intangibles
185
142
Net securities loss/(gain)

(Note 5)
(6)
1
Share of net income from investment in Schwab

(Note 7)
(141)
(285)
Deferred taxes
1
(67)
(58)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 9, 11)
164
28
Securities sold under repurchase agreements
7,275
12,509
Securities purchased under reverse repurchase agreements
5,254
(10,198)
Securities sold short
(1,786)
1,206
Trading loans, securities, and other
(9,430)
(10,351)
Loans net of securitization and sales
(9,413)
(6,263)
Deposits
(17,282)
(8,255)
Derivatives
9,241
5,564
Non-trading financial assets at fair value through profit or loss
355
839
Financial assets and liabilities designated at fair value through profit or loss
(12,170)
22,887
Securitization liabilities
1,769
(931)
Current taxes
1,568
1,662
Brokers, dealers, and clients amounts receivable and

payable
(1,214)
(8,920)
Other, including unrealized foreign currency

translation loss/(gain)
1
1,447
2,921
Net cash from (used in) operating activities
(20,112)
5,058
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and

debentures
(24)
53
Common shares issued, net
37
24
Repurchase of common shares

(Note 12)
(1,723)
–
Sale of treasury shares and other equity instruments
3,251
1,946
Purchase of treasury shares and other equity instruments

(Note 12)
(3,194)
(1,957)
Dividends paid on shares and distributions paid on other equity instruments
(1,744)
(1,124)
Repayment of lease liabilities
(167)
(156)
Net cash from (used in) financing activities
(3,564)
(1,214)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
21,136
(7,024)
Activities in financial assets at fair value through other comprehensive income
Purchases
(7,301)
(7,585)
Proceeds from maturities
3,308
5,473
Proceeds from sales
738
595
Activities in debt securities at amortized cost
Purchases
(3,238)
(10,407)
Proceeds from maturities
8,707
14,041
Proceeds from sales
498
9
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(471)
(403)
Net cash acquired from divestitures
70
–
Net cash from (used in) investing activities
23,447
(5,301)
Effect of exchange rate changes on cash and

due from banks
(159)
(111)
Net increase (decrease) in cash and due from banks
(388)
(1,568)
Cash and due from banks at beginning of period
6,721
8,556
Cash and due from banks at end of period $
6,333
$
6,988
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
582
$
490
Amount of interest paid during the period

15,178

9,613
Amount of interest received during the period
22,282
16,862
Amount of dividends received during the period
676
529
1

Amounts for the three months ended January 31, 2023 have been restated for the adoption of IFRS 17. Refer to

Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key financial centres

around the globe:
Canadian Personal and Commercial

Banking, U.S. Retail, Wealth Management and

Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements and accounting principles

followed by the Bank have been prepared in

accordance with
International Financial Reporting Standards

(IFRS), as issued by the International

Accounting Standards Board (IASB), including

the accounting requirements of
the Office of the Superintendent of Financial Institutions

Canada (OSFI).

The Interim Consolidated Financial Statements

are presented in Canadian dollars, unless
otherwise indicated.
These Interim Consolidated Financial Statements

were prepared on a condensed basis in accordance

with International Accounting Standard 34,
Interim
Financial Reporting

using the accounting policies as described

in Note 2 of the Bank’s 2023 Annual Consolidated

Financial Statements and in Note 2 of this report.
Certain comparative amounts have

been revised to conform with the presentation

adopted in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described

in Note 3 of the Bank’s 2023
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events in

similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three months ended January 31, 2024,

were approved and authorized for issue by

the Bank’s Board of
Directors, in accordance with a recommendation

of the Audit Committee, on February

28, 2024.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2023

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2023
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by IFRS.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard has been adopted

by the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17, Insurance Contracts

(IFRS 17) which replaced the guidance

in IFRS 4,
Insurance Contracts

(IFRS 4) and became effective for annual
reporting periods beginning on or after January

1, 2023, which was November 1, 2023 for

the Bank. IFRS 17 establishes principles

for recognition, measurement,
presentation and disclosure of insurance

contracts.
Under IFRS 17, insurance contracts are

aggregated into groups which are measured

at the risk-adjusted present value of

cash flows in fulfilling the contracts.
Revenue is recognized as insurance services

are provided over the coverage period.

Losses are recognized immediately if

the contract group is expected to be
onerous. The liabilities presented by insurance

groups are

comprised of the liability for remaining

coverage (LRC) and the liability for incurred

claims (LIC) and are
reported as Insurance contract liabilities

on the Interim Consolidated Balance Sheet.

The LRC is the obligation to investigate and

pay claims that have not yet
occurred and includes the loss component related

to onerous contract groups.

The LIC is the estimate of claims incurred, including

claims that have occurred but
have not been reported, and related insurance

costs.

IFRS 17 introduces two measurement models

that are applicable to the Bank, the premium

allocation approach model (PAA) and the general measurement

model
(GMM). The Bank measures the majority of

its insurance contract groups using

the PAA,

which includes property and casualty contracts

as well as short-term life
and health contracts. The PAA is a simplified model applied to insurance contracts that are either one year or less

or where the PAA approximates the GMM.
Contracts using the GMM are longer-term life

and health contracts. The LRC for insurance

contract groups using the PAA is measured as unearned premiums less
deferred acquisition cash flows allocated

to the group. The LRC is adjusted for the

recognition of insurance revenue and amortization

of acquisition cash flows
reported in insurance service expenses

on a straight-line basis over the contractual

terms of the underlying insurance contracts,

usually twelve months. The LRC
for longer term contracts using the GMM

model is measured using estimates and

assumptions that reflect the timing

and uncertainty of insurance cash flows.
When a group of contracts is expected

to be onerous, a loss component (expected

loss related to fulfilling the related insurance

contracts) is established which
increases the LRC and insurance service expenses.

The loss component of the LRC is

subsequently recognized in income over

the contractual term of the
underlying insurance contracts to offset claims

incurred and related expenses.
The Bank measures the LIC at the present

value of current estimates of claims and related

costs for insurable events occurring at or

before the Interim
Consolidated Balance Sheet date. The LIC

includes a risk adjustment, which represents

the compensation the Bank requires for bearing

the uncertainty related to
non-financial risks

in its fulfilment of insurance contracts.

Expenses related to claims incurred

and related costs are reported in insurance

service expenses and
changes related to discounting the liability are

recorded as insurance finance income

or expenses in other income (loss).

Prior to the adoption of IFRS 17, these
expenses were recorded in insurance

claims and related expenses and non-interest

expenses.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Reinsurance contracts held are recognized

and measured using the same principles

as insurance contracts issued. Reinsurance

contract assets are presented in
Other assets in the Interim Consolidated Balance

Sheet and the net results from reinsurance

contracts held are presented in Other income

(loss) in the Interim
Consolidated Statement of Income. Refer to

Note 13 for further detail on the balances and

results of insurance and reinsurance contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them.
The following table sets out adjustments

to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $ 7,468
Other liabilities 131
Other assets (2,361)
Net insurance-related balances as at October

31, 2022
$ 5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts 113
Other adjustments (93)
Net insurance-related balances as at

November 1, 2022
$ 5,066
Insurance contract liabilities $ 5,761
Reinsurance contract assets (695)
Net insurance-related balances as at

November 1, 2022
$ 5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease

to the Bank’s deferred tax assets of $
60

million and an after-tax increase to retained
earnings of $
112

million.

Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new discount

factor under IFRS 17. The transitional guidance

for such securities
is applicable for entities that previously used

IFRS 9,
Financial Instruments

and was applied without a restatement

of comparatives. The reclassification resulted

in
a decrease to retained earnings and an increase

in accumulated other comprehensive income

(AOCI) of $
10

million.

FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new or amended material accounting

policies that have been issued, but are not

yet effective on the date of issuance of the

Bank’s Interim
Consolidated Financial Statements.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a material impact on the Bank’s Interim

Consolidated Financial Statements. The Bank

has established
procedures to ensure that accounting policies

are applied consistently and that the processes

for changing methodologies, determining

estimates, and adopting
new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2023 Annual Consolidated
Financial Statements for a description of

significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied.
Insurance Contracts
The assumptions used in establishing the Bank’s

insurance claims and policy benefit liabilities

are based on best estimates of possible

outcomes.

For property and casualty insurance

contracts, the ultimate cost of LIC is estimated

using a range of standard actuarial claims

projection techniques in
accordance with Canadian accepted actuarial

practices. Additional qualitative judgment

is used to assess the extent to which past

trends may or may not apply in
the future, in order to arrive at the estimated

ultimate claims cost amounts that present

the most likely outcome taking into account

all the uncertainties involved.

For life and health insurance contracts,

actuarial liabilities consider all future policy

cash flows, including premiums, claims,

and expenses required to administer
the policies. Critical assumptions used in

the measurement of life and health insurance

contract liabilities are determined by the appointed

actuary.
Further information on insurance risk assumptions

is provided in Note 13.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three months ended
January 31, 2024.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
227,917
$
221,732
$
232,093
$
222,699
Other debt securities
72,154
70,117
75,923
72,511
Total debt securities at amortized cost, net of allowance for credit losses
300,071
291,849
308,016
295,210
Total loans, net of allowance for loan losses

904,336
896,070
895,947
877,763
Total financial assets not carried at fair value $
1,204,407
$
1,187,919
$
1,203,963
$
1,172,973
FINANCIAL LIABILITIES
Deposits $
1,181,254
$
1,176,610
$
1,198,190
$
1,188,585
Securitization liabilities at amortized

cost

12,358
11,912
12,710
12,035
Subordinated notes and debentures

9,554

9,519

9,620
9,389
Total financial liabilities not carried at fair value $
1,203,166
$
1,198,041
$
1,220,520
$
1,210,009
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on

a recurring basis as at
January 31, 2024 and October 31, 2023.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value

on a Recurring Basis
(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal $
228
$
7,720
$
–
$
7,948
$
72
$
9,073
$
–
$
9,145
Provinces

–
7,395
–
7,395
–
7,445
–
7,445
U.S. federal, state, municipal governments,

and agencies debt
2
25,136
34
25,172
2
24,325
67
24,394
Other OECD 2

government-guaranteed debt
–
8,688
–
8,688
–
8,811
–
8,811
Mortgage-backed securities
–
1,661
–
1,661
–
1,698
–
1,698
Other debt securities
Canadian issuers

–
5,969
2
5,971
–
6,067
5
6,072
Other issuers
–
14,067
59
14,126
–
14,553
60
14,613
Equity securities
65,437
155
7
65,599
54,186
41
10
54,237
Trading loans

–
18,271
–
18,271
–
17,261
–
17,261
Commodities
5,840
847
–
6,687
7,620
791
–
8,411
Retained interests
–
2
–
2
–
3
–
3

71,507
89,911
102
161,520
61,880
90,068
142
152,090
Non-trading financial assets at fair value

through profit or loss
Securities
257
2,055
1,079
3,391
269

2,596
980
3,845
Loans
–
3,594
–
3,594
–
3,495
–
3,495
257
5,649
1,079
6,985
269
6,091
980
7,340
Derivatives
Interest rate contracts

2
17,463
–
17,465
17

22,893
–
22,910
Foreign exchange contracts

26
37,130
1
37,157
26
57,380
7
57,413
Credit contracts

–
80
–
80
–
54
–
54
Equity contracts

100
3,690
–
3,790
58
4,839
–
4,897
Commodity contracts

223
1,850
9
2,082
306
1,787
15
2,108
351
60,213
10
60,574
407
86,953
22
87,382
Financial assets designated at
fair value through profit or loss
Securities 1
–
5,970
–
5,970
–

5,818
–
5,818
–
5,970
–
5,970
–
5,818
–
5,818
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
–
20,723
–
20,723
–
18,210
–
18,210
Provinces

–
20,890
–
20,890
–
19,940
–
19,940
U.S. federal, state, municipal governments,

and agencies debt
–
11,750
–
11,750
–
11,002
–
11,002
Other OECD government-guaranteed debt
–
1,512
–
1,512
–
1,498
–
1,498
Mortgage-backed securities
–
2,260
–
2,260
–
2,277
–
2,277
Other debt securities
Asset-backed securities
–
3,923
–
3,923
–
4,114
–
4,114
Corporate and other debt
–
9,509
26
9,535
–
8,863
27
8,890
Equity securities
1,333
2
2,142
3,477
1,133
3
2,377
3,513
Loans
–
660
–
660
–
421
–
421

1,333
71,229
2,168
74,730
1,133
66,328
2,404
69,865
Securities purchased under reverse
repurchase agreements
–
8,606
–
8,606
–
9,649
–
9,649
FINANCIAL LIABILITIES
Trading deposits

–

29,595

1,039

30,634

–
29,995
985
30,980
Derivatives

Interest rate contracts

–
12,432
137
12,569
16

21,064

126

21,206
Foreign exchange contracts

33
33,656
2
33,691
19
44,841
13
44,873
Credit contracts

–
643
–
643
–
172
–
172
Equity contracts

14
4,796
28
4,838
7
3,251
21
3,279
Commodity contracts

273
2,040
19
2,332
248
1,846
16
2,110
320
53,567
186
54,073
290
71,174
176

71,640
Securitization liabilities at fair value
–
16,543
–
16,543
–

14,422

–

14,422
Financial liabilities designated at fair value
through profit or loss
–
180,088
24
180,112
–

192,108

22

192,130
Obligations related to securities sold short
1

1,656
41,219
–
42,875
1,329

43,332

–

44,661
Obligations related to securities sold
under repurchase agreements
–
11,877
–
11,877
–
12,641
–
12,641
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of the

fair value hierarchy using the fair values as

at the end of each
reporting period.

There were no significant transfers between

Level 1 and Level 2 during the three

months ended January 31, 2024 and January

31, 2023.
There were no significant transfers between

Level 2 and Level 3 during the three months

ended January 31, 2024

and January 31, 2023.

There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three

months ended
January 31, 2024, and January 31, 2023.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three
months ended January 31, 2024 and January

31, 2023.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
November 1 Included Included Purchases/ Sales/ Into Out of January 31 instruments
2023 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2024 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
67
$
–
$
–
$
–
$
(33)
$
–
$
–
$
34
$
(1)
Other debt securities
65
3
–
72
(81)
2
–
61
(1)
Equity securities
10
(1)
–
–
(2)
–
–
7
–

142
2
–
72
(116)
2
–
102

(2)
Non-trading financial
assets at fair value
through profit or loss
Securities
980
13
–
91
(5)
–
–
1,079
17
980
13
–
91
(5)
–
–
1,079
17
Financial assets at fair value
through other

comprehensive income
Other debt securities
27
–
(3)
3
(1)
–
–
26
(3)
Equity securities

2,377
–
(10)
6
(231)
–
–
2,142
2

$
2,404
$
–
$
(13)
$
9
$
(232)
$
–
$
–
$
2,168
$
(1)
FINANCIAL LIABILITIES
Trading deposits
6
$
(985)
$
(24)
$
–
$
(56)
$
21
$
–
$
5
$
(1,039)
$
(43)
Derivatives
7
Interest rate contracts

(126)
(23)
–
–
12
–
–
(137)

(12)
Foreign exchange contracts
(6)
2
–
–
–
–
3
(1)
(1)
Equity contracts
(21)
(6)
–
–
–
(1)
–
(28)
(5)
Commodity contracts
(1)
10
–
–
(19)
–
–
(10)
(17)

(154)
(17)
–
–
(7)
(1)
3
(176)

(35)
Financial liabilities designated
at fair value
through profit or loss

(22)
38
–
(54)
14
–
–
(24)

38
Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of January 31 instruments
2022 in income
2
in OCI
4
Issuances Settlements Level 3 Level 3 2023 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
49
9
–
14
(15)
35
(7)
85
2
Equity securities
–
–
–
–
–
–
–
–
–

49
9
–
14
(15)
35
(7)
85

2
Non-trading financial
assets at fair value
through profit or loss
Securities
845
43
–
42
(3)
–
–
927
32
845
43
–
42
(3)
–
–
927
32
Financial assets at fair value
through other

comprehensive income
Other debt securities
60
–
7
–
(4)
–
–
63
–
Equity securities

2,477
–
(22)
824
(39)
–
–
3,240
(22)

$
2,537
$
–
$
(15)
$
824
$
(43)
$
–
$
–
$
3,303
$
(22)
FINANCIAL LIABILITIES
Trading deposits
6
$
(416)
$
(12)
$
–
$
(59)
$
4
$
(3)
$
–
$
(486)
$
(11)
Derivatives
7
Interest rate contracts

(156)
(24)
–
–
16
–
–
(164)
(9)
Foreign exchange contracts
4
(3)
–
–
–
–
1
2
(1)
Equity contracts
(59)
29
–
–
2
(2)
(21)
(51)
8
Commodity contracts
27
29
–
–
(51)
–
–
5
(8)

(184)
31
–
–
(33)
(2)
(20)
(208)
(10)
Financial liabilities designated
at fair value
through profit or loss

(44)
50
–
(60)
32
–
–
(22)
50
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Other comprehensive income.
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI). Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
10

million (January 31, 2023 – $
31

million; October 31, 2023/November 1, 2023 – $
22

million;
October 31, 2022/November 1, 2022 – $
50

million) and
derivative liabilities of $
186

million (January 31, 2023 – $
239

million; October 31, 2023/November 1, 2023 – $
176

million;
October 31, 2022/November 1, 2022 – $

million) which have
been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 5: SECURITIES

(a)
UNREALIZED

SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at January 31, 2024

and October 31, 2023.

Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost
1
gains (losses) value cost
1
gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
20,791
$
34
$
(102)
$
20,723
$
18,335
$
45
$
(170)
$
18,210
Provinces
20,837
103
(50)
20,890
19,953
105
(118)
19,940
U.S. federal, state, municipal governments, and

agencies debt

11,905
19
(174)
11,750
11,260
17
(275)
11,002
Other OECD government-guaranteed debt
1,528
3
(19)
1,512
1,521
1
(24)
1,498
Mortgage-backed securities
2,269
5
(14)
2,260
2,313
–
(36)
2,277
57,330
164
(359)
57,135
53,382
168
(623)
52,927
Other debt securities

Asset-backed securities
3,943
1
(21)
3,923
4,146
–
(32)
4,114
Corporate and other debt
9,537
61
(63)
9,535
8,946
43
(99)
8,890
13,480
62
(84)
13,458
13,092
43
(131)
13,004
Total debt securities
70,810
226
(443)
70,593
66,474
211
(754)
65,931
Equity securities

Common shares
2,955
204
(82)
3,077
3,191
95
(116)
3,170
Preferred shares
567
13
(180)
400
566
1
(224)
343
3,522
217
(262)
3,477
3,757
96
(340)
3,513
Total securities at fair value through

other comprehensive income
$
74,332
$
443
$
(705)
$
74,070
$
70,231
$
307
$
(1,094)
$
69,444
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
January 31, 2024 and October 31, 2023, and

dividend income recognized on these securities

for the three months ended January 31,

2024 and January 31, 2023.

Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended
January 31, 2024 October 31, 2023 January 31, 2024 January 31, 2023
Fair value

Dividend income recognized

Common shares $
3,077
$
3,170
$
17
$
17

Preferred shares
400
343
38
31
Total $
3,477
$
3,513
$
55
$
48
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stocks in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Equity Securities
Fair value $
42
$
45
Cumulative realized gain/(loss)
–
(3)
FHLB Stock
Fair value
159
–

Cumulative realized gain/(loss)
–
–
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The following table summarizes

the net realized gains and losses for the

three months ended January 31, 2024 and

January 31, 2023, which are included in

Other
income (loss) on the Interim Consolidated

Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Debt securities at fair value through other

comprehensive income
$
6
$
(1)

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2023

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3 allowances.

Refer to the “Allowance for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities 1
Investment grade $
370,182
$
–
$ n/a 2 $
370,182
$
373,317
$
–
$ n/a $
373,317
Non-investment grade
329
26
n/a
355
519
–
n/a
519
Watch and classified n/a
129
n/a
129
n/a
113
n/a
113
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
370,511
155
–
370,666
373,836
113
–
373,949
Allowance for credit losses on debt securities
at amortized cost
2
–
–
2
2
–
–
2
Total debt securities, net of

allowance
$
370,509
$
155
$
–
$
370,664
$
373,834
$
113
$
–
$
373,947
1
Includes debt securities backed by government-guaranteed loans of $
114

million (October 31, 2023 – $
104

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at January 31, 2024, total debt securities,

net of allowance,

in the table above, include debt securities

measured at amortized cost, net of allowance,

of
$
300,071

million (October 31, 2023 – $
308,016

million), and debt securities measured at

FVOCI of $
70,593

million (October 31, 2023 – $
65,931

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

January 31, 2024 and
October 31, 2023, was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS AND ACCEPTANCES
The following table provides details regarding

the Bank’s loans and acceptances as at

January 31, 2024 and October 31, 2023.

Loans and Acceptances

(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Residential mortgages $
321,670
$
320,341
Consumer instalment and other personal
217,397
217,554
Credit card
38,635
38,660
Business and government
333,899
326,528

911,601
903,083
Customers’ liability under acceptances

13,066
17,569
Loans at FVOCI

(Note 4)
660
421
Total loans

and acceptances
925,327
921,073
Total allowance for loan losses
7,265
7,136
Total loans

and acceptances, net of allowance
$
918,062
$
913,937
Business and government loans (including

loans at FVOCI) and customers’ liability

under acceptances are grouped together

as reflected below for presentation in
the “Loans and Acceptances by Risk Ratings”

table.

Loans and Acceptances

– Business and Government

(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Loans at amortized cost $
333,899
$
326,528
Customers’ liability under acceptances
13,066
17,569
Loans at FVOCI

(Note 4)
660
421
Loans and acceptances
347,625
344,518
Allowance for loan losses
2,990
2,990
Loans and acceptances, net of allowance $
344,635
$
341,528

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2023 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans,

acceptances and credit risk exposures

on loan commitments and financial guarantee

contracts
by internal risk ratings for credit risk management

purposes, presenting separately those that

are subject to Stage 1, Stage 2, and Stage

3 allowances.

Loans and Acceptances by Risk Ratings

(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages 1,2,3
Low Risk $
222,767
$
827
$ n/a $
223,594
$
225,596
$
46
$ n/a $
225,642
Normal Risk
70,237
13,581
n/a
83,818
70,423
11,324
n/a
81,747
Medium Risk
300
10,331
n/a
10,631
110
9,581
n/a
9,691
High Risk
8
2,960
315
3,283
10
2,573
325
2,908
Default n/a n/a
344
344
n/a n/a
353
353
Total loans
293,312
27,699
659
321,670
296,139
23,524
678
320,341
Allowance for loan losses
137
212
61
410
154
192
57
403
Loans, net of allowance
293,175
27,487
598
321,260
295,985
23,332
621
319,938
Consumer instalment and other personal 4

Low Risk
97,963
2,599
n/a
100,562
100,102
2,278
n/a
102,380
Normal Risk
61,423
12,501
n/a
73,924
60,613
13,410
n/a
74,023
Medium Risk
24,885
6,267
n/a
31,152
24,705
5,816
n/a
30,521
High Risk
4,000
6,921
330
11,251
4,122
5,700
323
10,145
Default n/a n/a
508
508
n/a n/a
485
485
Total loans
188,271
28,288
838
217,397
189,542
27,204
808
217,554
Allowance for loan losses
634
1,035
225
1,894
653
959
197
1,809
Loans, net of allowance
187,637
27,253
613
215,503
188,889
26,245
611
215,745
Credit card

Low Risk
7,044
15
n/a
7,059
6,499
12
n/a
6,511
Normal Risk
10,827
168
n/a
10,995
11,171
134
n/a
11,305
Medium Risk
12,030
1,128
n/a
13,158
12,311
1,163
n/a
13,474
High Risk
2,520
4,348
438
7,306
2,567
4,289
401
7,257
Default n/a n/a
117
117
n/a n/a
113
113
Total loans
32,421
5,659
555
38,635
32,548
5,598
514
38,660
Allowance for loan losses
640
959
372
1,971
709
913
312
1,934
Loans, net of allowance
31,781
4,700
183
36,664
31,839
4,685
202
36,726
Business and government
1,2,3,5

Investment grade or Low/Normal Risk
161,743
169
n/a
161,912
159,477
101
n/a
159,578
Non-investment grade or Medium Risk
160,305
10,980
n/a
171,285
161,651
10,278
n/a
171,929
Watch and classified or High Risk
696
12,075
58
12,829
604
11,017
75
11,696
Default n/a n/a
1,599
1,599
n/a n/a
1,315
1,315
Total loans and acceptances
322,744
23,224
1,657
347,625
321,732
21,396
1,390
344,518
Allowance for loan and acceptances

losses
985
1,480
525
2,990
1,157
1,371
462
2,990
Loans and acceptances, net of allowance
321,759
21,744
1,132
344,635
320,575
20,025
928
341,528
Total loans and acceptances 6
836,748
84,870
3,709
925,327
839,961
77,722
3,390
921,073
Total allowance for loan losses 6,7
2,396
3,686
1,183
7,265
2,673
3,435
1,028
7,136
Total loans and acceptances, net of

allowance
6
$
834,352
$
81,184
$
2,526
$
918,062
$
837,288
$
74,287
$
2,362
$
913,937
1
Includes impaired loans with a balance of $
358

million (October 31, 2023 – $
271

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $
18

billion (October 31, 2023 – $
17

billion) and $
4

billion (October 31, 2023 –
$
3

billion), respectively.
3
Includes insured mortgages of $
73

billion (October 31, 2023 – $
74

billion).
4

Includes Canadian government-insured real estate personal loans of $
6

billion (October 31, 2023 – $
7

billion).
5
Includes loans guaranteed by government agencies of $
25

billion (October 31, 2023 – $
26

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.
6

Stage 3 includes acquired credit-impaired (ACI) loans of
nil

(October 31, 2023 – $
91

million) and a related allowance for loan losses of
nil

(October 31, 2023 – $
6

million), which have
been included in the “Default”

risk rating category as they were impaired at acquisition.
7

Includes allowance for loan losses related to loans that are measured at FVOCI of nil

(October 31, 2023 –
nil ).

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Loans and Acceptances by Risk Ratings (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
252,681
$
1,405
$ n/a $
254,086
$
254,231
$
1,093
$ n/a $
255,324
Normal Risk
89,653
1,303
n/a
90,956
91,474
1,112
n/a
92,586
Medium Risk
19,527
1,216
n/a
20,743
19,774
1,079
n/a
20,853
High Risk
1,172
1,251
–
2,423
1,209
1,198
–
2,407
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
260,753
–
n/a
260,753
264,029
–
n/a
264,029
Non-investment grade
99,374
5,418
n/a
104,792
98,068
4,396
n/a
102,464
Watch and classified
272
4,176
–
4,448
218
4,158
–
4,376
Default n/a n/a
197
197
n/a n/a
107
107
Total off-balance sheet credit
instruments
723,432
14,769
197
738,398
729,003
13,036
107
742,146
Allowance for off-balance sheet credit

instruments
424
572
4
1,000
476
565
8
1,049
Total off-balance sheet credit
instruments, net of allowance $
723,008
$
14,197
$
193
$
737,398
$
728,527
$
12,471
$
99
$
741,097
1
Excludes mortgage commitments.
2

Includes $
366

billion (October 31, 2023 – $
369

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
62

billion (October 31, 2023 – $
62

billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three months ended January 31,

2024

and January 31, 2023,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
January 31, 2024 January 31, 2023
Residential mortgages $
403
$
8
$
(2)
$
1
$
410
$
323
$
12
$
(1)
$
(4)
$
330
Consumer instalment and other
personal
1,895
382
(275)
(23)
1,979
1,704
262
(196)
(17)
1,753
Credit card
2,577
430
(369)
(61)
2,577
2,352
337
(245)
(37)
2,407
Business and government
3,310
181
(113)
(79)
3,299
2,984
79
(31)
(45)
2,987
Total allowance for loan losses,
including off-balance sheet
instruments
8,185
1,001
(759)
(162)
8,265
7,363
690
(473)
(103)
7,477
Debt securities at amortized cost
2
–
–
–
2
1
–
–
–
1
Debt securities at FVOCI
2
–
–
(1)
1
2
–
–
(1)
1
Total allowance for credit
losses on debt securities
4
–
–
(1)
3
3
–
–
(1)
2
Total allowance for credit losses $
8,189
$
1,001
$
(759)
$
(163)
$
8,268
$
7,366
$
690
$
(473)
$
(104)
$
7,479
Comprising:
Allowance for credit losses on
loans at amortized cost $
7,136

$
7,265
$
6,432

$
6,492
Allowance for credit losses on
loans at FVOCI – – – –
Allowance for loan losses
7,136
7,265
6,432
6,492
Allowance for off-balance sheet

instruments
1,049
1,000
931
985

Allowance for credit losses on

debt securities
4
3
3
2

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage

as at and for the three months ended

January 31, 2024 and
January 31, 2023.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3
1
Total
Residential Mortgages
Balance at beginning of period $
154
$
192
$
57
$
403
$
127
$
140
$
56
$
323
Provision for credit losses
Transfer to Stage 1 2
36
(33)
(3)
–
35
(34)
(1)
–
Transfer to Stage 2
(10)
15
(5)
–
(6)
11
(5)
–
Transfer to Stage 3
–
(9)
9
–
–
(5)
5
–
Net remeasurement due to transfers into stage 3
(6)
7
–
1
(7)
6
–
(1)
New originations or purchases 4
8
n/a n/a
8
8
n/a n/a
8
Net repayments 5
(1)
–
–
(1)
(1)
(1)
–
(2)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(2)
(5)
(4)
(11)
(1)
(4)
(3)
(8)
Changes to risk, parameters, and models 7
(40)
45
6
11
(24)
38
1
15
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(2)
(2)
–
–
(2)
(2)
Recoveries
–
–
–
–
–
–
1
1
Foreign exchange and other adjustments
(2)
–
3
1
(2)
(1)
(1)
(4)
Balance at end of period $
137
$
212
$
61
$
410
$
129
$
150
$
51
$
330
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
688
$
1,010
$
197
$
1,895
$
654
$
896
$
154
$
1,704
Provision for credit losses
Transfer to Stage 1
2
131
(130)
(1)
–
170
(168)
(2)
–
Transfer to Stage 2
(72)
91
(19)
–
(52)
70
(18)
–
Transfer to Stage 3
(3)
(60)
63
–
(2)
(46)
48
–
Net remeasurement due to transfers into stage 3
(54)
86
2
34
(53)
54
2
3
New originations or purchases
4
89
n/a n/a
89
99
n/a n/a
99
Net repayments
5
(18)
(21)
(3)
(42)
(22)
(18)
(3)
(43)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(17)
(20)
(10)
(47)
(18)
(24)
(9)
(51)
Changes to risk, parameters, and models
7
(71)
146
273
348
(94)
160
188
254
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(347)
(347)
–
–
(266)
(266)
Recoveries
–
–
72
72
–
–
70
70
Foreign exchange and other adjustments
(9)
(12)
(2)
(23)
(7)
(8)
(2)
(17)
Balance, including off-balance sheet instruments,
at end of period
664
1,090
225
1,979
675
916
162
1,753
Less: Allowance for off-balance sheet instruments 8
30
55
–
85
36
52
–
88
Balance at end of period $
634
$
1,035
$
225
$
1,894
$
639
$
864
$
162
$
1,665
Credit Card 9
Balance, including off-balance sheet instruments,
at beginning of period $
988
$
1,277
$
312
$
2,577
$
954
$
1,191
$
207
$
2,352
Provision for credit losses
Transfer to Stage 1 2
246
(239)
(7)
–
299
(294)
(5)
–
Transfer to Stage 2
(95)
111
(16)
–
(86)
98
(12)
–
Transfer to Stage 3
(6)
(223)
229
–
(5)
(164)
169
–
Net remeasurement due to transfers into stage 3
(108)
139
7
38
(139)
127
5
(7)
New originations or purchases 4
39
n/a n/a
39
51
n/a n/a
51
Net repayments
5
22
5
17
44
28
7
13
48
Derecognition of financial assets (excluding
disposals and write-offs) 6
(10)
(16)
(84)
(110)
(12)
(18)
(46)
(76)
Changes to risk, parameters, and models 7
(175)
300
294
419
(120)
270
171
321
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(444)
(444)
–
–
(314)
(314)
Recoveries
–
–
75
75
–
–
69
69
Foreign exchange and other adjustments
(21)
(29)
(11)
(61)
(14)
(19)
(4)
(37)
Balance, including off-balance sheet instruments,
at end of period
880
1,325
372
2,577
956
1,198
253
2,407
Less: Allowance for off-balance sheet instruments 8
240
366
–
606
274
341
–
615
Balance at end of period $
640
$
959
$
372
$
1,971
$
682
$
857
$
253
$
1,792
1
Includes allowance for loan losses related to ACI loans.
2
Transfers represent stage transfer movements prior to ECL remeasurement.

3 Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the
“Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2023 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4
Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5
Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

6
Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors,

level of risk, parameters,

and/or models, subsequent to stage
migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 of the Bank’s 2023 Annual Consolidated
Financial Statements for further details.

8
The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9 Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2023 Annual Consolidated Financial
Statements for further details.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Business and Government
2
Balance, including off-balance sheet instruments,
at beginning of period $
1,319
$
1,521
$
470
$
3,310
$
1,220
$
1,417
$
347
$
2,984
Provision for credit losses
Transfer to Stage 1 3
62
(62)
–
–
100
(98)
(2)
–
Transfer to Stage 2
(117)
120
(3)
–
(159)
162
(3)
–
Transfer to Stage 3
(14)
(55)
69
–
(5)
(21)
26
–
Net remeasurement due to transfers into stage 3
(21)
42
4
25
(28)
24
–
(4)
New originations or purchases 3
271
n/a n/a
271
332
n/a n/a
332
Net repayments 3
8
(8)
(26)
(26)
4
(21)
(24)
(41)
Derecognition of financial assets (excluding
disposals and write-offs) 3
(172)
(99)
(45)
(316)
(188)
(151)
(133)
(472)
Changes to risk, parameters, and models 3
(162)
202
187
227
9
64
191
264
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(124)
(124)
–
–
(43)
(43)
Recoveries
–
–
11
11
–
–
12
12
Foreign exchange and other adjustments
(35)
(30)
(14)
(79)
(20)
(20)
(5)
(45)
Balance, including off-balance sheet instruments,
at end of period
1,139
1,631
529
3,299
1,265
1,356
366
2,987
Less: Allowance for off-balance sheet instruments 4
154
151
4
309
146
134
2
282
Balance at end of period
985
1,480
525
2,990
1,119
1,222
364
2,705
Total Allowance, including

off-balance sheet

instruments, at end of period
2,820
4,258
1,187
8,265
3,025
3,620
832
7,477
Less: Total Allowance for

off-balance sheet

instruments 4
424
572
4
1,000
456
527
2
985
Total Allowance for Loan Losses

at end of period
$
2,396
$
3,686
$
1,183
$
7,265
$
2,569
$
3,093
$
830
$
6,492
1
Includes allowance for loan losses related to ACI loans.
2

Includes allowance for loan losses related to customers’ liability under acceptances.
3

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans, the key

macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2023 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been

a significant increase in credit
risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period. The following

table sets out average values of the macroeconomic

variables over the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at January 31, 2024.

As the forecast period increases, information

about the future becomes less readily available

and projections
are anchored on assumptions around structural

relationships between economic parameters

that are inherently much less certain.

Restrictive monetary policy is
contributing to elevated economic uncertainty,

particularly in Canada where household

debt levels remain elevated, and is

likely to lead to a near-term deceleration
in economic growth and a modest increase in

unemployment rate.
Macroeconomic Variables
As at
January 31, 2024
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q1 2024- 4-year Q1 2024- 4-year Q1 2024- 4-year
Q4 2024 1 period 1 Q4 2024 1 period 1 Q4 2024 1 period 1

Unemployment rate
Canada
6.5
%
6.1
%
5.8
%
5.8
%
7.3
%
7.2
%
United States
4.2
4.0
3.9
4.0
5.2
5.4
Real GDP
Canada
0.5
1.9
0.8
1.8
(1.1)
2.1
United States
1.5
1.8
2.2
1.9
(0.2)
2.1
Home prices
Canada (average existing price) 2
(3.1)
3.1
(1.0)
2.6
(10.8)
3.1
United States (CoreLogic HPI) 3
0.6
1.9
2.0
2.3
(8.3)
4.2
Central bank policy interest rate
Canada
4.25
2.31
4.88
2.41
3.72
1.88
United States
5.13
2.89
5.38
2.91
4.22
2.38
U.S. 10-year treasury yield
3.95
3.22
4.28
3.31
3.82
3.19
U.S. 10-year BBB spread (%-pts)
2.16
1.80
1.91
1.74
2.63
2.09
Exchange rate (U.S. dollar/Canadian dollar) $
0.73
$
0.79
$
0.77
$
0.81
$
0.71
$
0.74
1
The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts

and respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase

in credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted

ECLs, with the latter derived from

three ECL scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
January 31, 2024 October 31, 2023
Probability-weighted ECLs $
7,078
$
7,149
Base ECLs
6,593
6,658
Difference – in amount $
485
$
491
Difference – in percentage
7.4
%
7.4
%
ECLs for performing loans and off-balance sheet

instruments consist of an aggregate amount

of Stage 1 and Stage 2 probability-weighted

ECLs which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition

of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting

all performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs, holding

all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
January 31, 2024 October 31, 2023
Probability-weighted ECLs $
7,078
$
7,149
All performing loans and off-balance sheet instruments

using 12-month ECLs
5,195
5,295
Incremental lifetime ECLs impact $
1,883
$
1,854
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
74

million as at January 31, 2024 (October 31, 2023

– $
59

million) and were recorded in Other assets

on the Interim Consolidated
Balance Sheet.
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
January 31, 2024 October 31, 2023

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
271
$
126
$
397
$
286
$
81
$
367
Consumer instalment and other personal
887
328
1,215
870
287
1,157
Credit card
368
248
616
359
242
601
Business and government
300
115
415
264
103
367
Total

$
1,826
$
817
$
2,643
$
1,779
$
713
$
2,492
1
Includes loans that are measured at FVOCI.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

The Bank has significant influence over The

Charles Schwab Corporation (“Schwab”) and

the ability to participate in the financial and

operating policy-making
decisions of Schwab through a combination

of the Bank’s ownership, board representation

and the insured deposit account agreement

between the Bank and
Schwab. As such, the Bank accounts for its

investment in Schwab using the equity

method. The Bank’s share of Schwab’s earnings available

to common
shareholders is reported with a one-month

lag. The Bank takes into account changes

in the one-month lag period that would

significantly affect the results.
As at January 31, 2024, the Bank’s reported investment

in Schwab was approximately
12.3
% (October 31, 2023 –
12.4
%), consisting of
9.8
% of the outstanding
voting common shares and the remainder

in non-voting common shares of Schwab

with an aggregate fair value of $
19

billion (US$
14

billion) (October 31, 2023 –
$
16

billion (US$
12

billion)) based on the closing price of US$
62.92

(October 31, 2023 – US$
52.04
) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder

agreement (the “Stockholder Agreement”)

under which the Bank has the right

to designate two members of
Schwab’s Board of Directors and has representation

on two Board Committees, subject to

the Bank meeting certain conditions. The Bank’s

designated directors
currently are the Bank’s Group President and

Chief Executive Officer and the Bank’s Chair of

the Board. Under the Stockholder Agreement,

the Bank is not
permitted to own more than
9.9
% voting common shares of Schwab,

and the Bank is subject to customary

standstill restrictions and subject to certain exceptions,
transfer restrictions.

The carrying value of the Bank’s investment in

Schwab of $
9.5

billion as at January 31, 2024 (October

31, 2023 – $
8.9

billion) represents the Bank’s share of
Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles,

and cumulative translation adjustment.

The Bank’s share of net income from its investment
in Schwab of $
141

million during the three months ended January

31, 2024 (January 31, 2023 – $
285

million) reflects net income after adjustments

for
amortization of certain intangibles net of tax.

The following tables represent the gross

amount of Schwab’s total assets, liabilities,

net revenues, net income available to common

stockholders, other
comprehensive income (loss), and comprehensive

income (loss).

Summarized Financial Information
(millions of Canadian dollars) As at
December 31 September 30
2023 2023
Total assets $
651,463
$
644,139
Total liabilities
597,360
592,923
(millions of Canadian dollars) For the three months ended
December 31 December 31
2023 2022
Total net revenues $
6,073
$
7,465
Total net income available to common stockholders
1,261
2,472
Total other comprehensive income (loss)
3,570
721
Total comprehensive income (loss)

4,831

3,193
Insured Deposit Account (“IDA”) Agreement
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration date of
July 1, 2031. Under the 2019 Schwab IDA Agreement,

starting July 1, 2021, Schwab had the option

to reduce the deposits by up to US$
10

billion per year (subject
to certain limitations and adjustments),

with a floor of US$
50

billion. In addition, Schwab requested some

further operational flexibility to allow for

the sweep
deposit balances to fluctuate over time, under

certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
over the minimum level of FROA are designated

as floating-rate

obligations. In comparison to the 2019 Schwab

IDA Agreement, the 2023 Schwab IDA

Agreement
extends the initial expiration date by three

years to July 1, 2034 and provides for lower

deposit balances in its first six years, followed

by higher balances in the
later years. Specifically, until September 2025, the aggregate

FROA will serve as the floor. Thereafter, the floor will be set at US$
60

billion. In addition, Schwab
has the option to buy down up to $
6.8

billion (US$
5

billion) of FROA by paying the Bank

certain fees in accordance with the 2023 Schwab

IDA Agreement, subject
to certain limits. Refer to Note 27 of the Bank’s 2023

Annual Consolidated Financial Statements

for further details on the Schwab IDA Agreement.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $
0.7

billion (US$
0.5

billion) of the US$
5

billion FROA buydown
allowance and paid $
32

million (US$
23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. The fees

are intended to
compensate the Bank for losses incurred

this quarter from discontinuing certain

hedging relationships and for lost revenues.

The net impact is recorded in net
interest income.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 8: SIGNIFICANT TRANSACTION

Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed

the acquisition of Cowen Inc. (“Cowen”). The acquisition

advances the Wholesale Banking segment’s long-term

growth
strategy in the U.S. and adds complementary

products and services to the Bank’s existing

businesses. The results of the acquired

business have been
consolidated by the Bank from the closing date

and primarily reported in the Wholesale Banking

segment. Consideration included $
1,500

million
(US$
1,100

million) in cash for
100
% of Cowen’s common shares outstanding, $
253

million (US$
186

million) for the settlement of Cowen’s Series A Preferred
Stock, and $
205

million (US$
151

million) related to the replacement of

share-based payment awards.
The acquisition was accounted for as a business

combination under the purchase method.

The purchase price allocation can be adjusted

during the
measurement period, which shall not exceed

one year from the acquisition date, to reflect

new information obtained about facts and

circumstances. The
acquisition contributed $
10,800

million (US$
7,933

million) of assets and $
9,884

million (US$
7,261

million) of liabilities. The excess of accounting

consideration
over the fair value of the tangible net assets

acquired is allocated to other intangible assets

of $
298

million (US$
219

million) net of taxes, and goodwill of
$
744

million (US$
546

million). Goodwill is not deductible for tax purposes.
The Bank plans to dispose of certain non-core

businesses that were acquired in connection

with the Cowen acquisition. These non-core

businesses are
disposal groups which meet the criteria

to be classified as held for sale and are measured

at the lower of their carrying amount and

fair value less costs to sell. The
assets and liabilities of these disposal groups

are recorded in Other assets and Other liabilities,

respectively, on the Interim Consolidated Balance Sheet. During
the three months ended January 31, 2024,

the Bank disposed of Cowen’s legacy prime brokerage

and outsourced trading business that

was classified as held for
sale. As at January 31, 2024, assets of $
699

million (October 31, 2023 – $
1,958

million) and liabilities of $
235

million (October 31, 2023 – $
1,291

million) were
classified as held for sale.
NOTE 9: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
January 31 October 31
2024 2023
Accounts receivable and other items 1 $
12,361
$
13,893
Accrued interest
5,487
5,504
Current income tax receivable
3,204
4,814
Defined benefit asset

1,067

1,254
Reinsurance contract assets
708
702
Prepaid expenses
2
1,686
1,462
Total $ 24,513 $ 27,629
1
Includes assets related to disposal groups classified as held for sale in connection with the Cowen acquisition. Refer to Note 8 for further details.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 10: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice
deposits are those for which

the Bank can legally require notice prior

to withdrawal and are in general savings

accounts. Term deposits are payable on a given
date of maturity and are purchased by customers

to earn interest over a fixed period, with

terms ranging from one day to ten years and

generally include fixed term
deposits, guaranteed investment certificates,

senior debt, and similar instruments.

The aggregate amount of term deposits

in denominations of $100,000 or more
as at January 31, 2024, was $
501

billion (October 31, 2023 – $
512

billion).

Deposits
(millions of Canadian dollars) As at
January 31 October 31
By Type By Country 2024 2023
Demand Notice Term
1
Canada United States International Total Total
Personal $
16,647
$
475,868
$
130,325
$
329,247
$
293,593
$
–
$
622,840
$
626,596
Banks
11,499
223
14,221
15,280
8,833
1,830
25,943
31,225
Business and government 2
128,093
187,885
216,493
374,966
154,204
3,301
532,471
540,369
156,239
663,976
361,039
719,493
456,630
5,131
1,181,254
1,198,190
Trading
–
–
30,634
22,306
2,251
6,077
30,634
30,980
Designated at fair value through
profit or loss
3
–
–
179,962
39,955
66,245
73,762
179,962
191,988
Total $
156,239
$
663,976
$
571,635
$
781,754
$
525,126
$
84,970
$
1,391,850
$
1,421,158
Non-interest-bearing deposits
included above
4
Canada $
58,422
$
61,581
United States
70,234
76,376
International –
23
Interest-bearing deposits
included above 4
Canada
723,332
712,283
United States 5
454,892
482,247
International
84,970
88,648
Total 2,6 $
1,391,850
$
1,421,158
1 Includes $
103.2

billion (October 31, 2023 – $
103.3

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
61.1

billion relating to covered bondholders (October 31, 2023 – $
57.0

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $
150.3

million (October 31, 2023 – $
142.3

million) of loan commitments and financial
guarantees designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
6.9

billion (October 31, 2023 – $
13.9

billion) of U.S. federal funds deposited and $
8.7

billion (October 31, 2023 – $
9.0

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
744.2

billion (October 31, 2023 – $
779.9

billion) denominated in U.S. dollars and $
117.0

billion (October 31, 2023 – $
115.0

billion) denominated in other foreign
currencies.
NOTE 11: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

January 31 October 31
2024 2023
Accounts payable, accrued expenses, and

other items
1,2 $
6,271
$
8,314
Accrued interest
4,568
4,421
Accrued salaries and employee benefits
3,447
4,993
Cheques and other items in transit
2
2,517
2,245
Current income tax payable
120
162
Deferred tax liabilities
191
204
Defined benefit liability
1,322
1,244
Lease liabilities
5,139
5,050
Liabilities related to structured entities
16,938
17,520
Provisions

(Note 18)
3,413
3,421
Total 2 $
43,926
$
47,574
1
Includes liabilities related to disposal groups classified as held for sale in connection with the Cowen acquisition.

Refer to Note 8 for further details.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 12: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three months ended January 31, 2024 and

January 31, 2023.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(millions of shares or other equity instruments
and millions of Canadian dollars) For the three months ended

January 31, 2024 January 31, 2023
Number Number
of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,791.4
$
25,434
1,821.7
$
24,363
Proceeds from shares issued on exercise
of stock options
0.6
42
0.4
26
Shares issued as a result of dividend
reinvestment plan
1.7
137
7.9
705
Purchase of shares for cancellation and other
(20.9)
(295)
–
–
Balance as at end of period – common shares
1,772.8
$
25,318
1,830.0
$
25,094
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
143.6
$
5,200
159.6
$
5,600
Issue of shares
–
–
–
–
Redemption of shares
–
–
–
–
Balance as at end of period
143.6
$
5,200
159.6
$
5,600
Other Equity Instruments 1
Balance

as at beginning and end of period
5.0
$
5,653
5.0
$
5,653
Balance as at end of period – preferred

shares
and other equity instruments
148.6
$
10,853
164.6
$
11,253
Treasury – common shares
2
Balance as at beginning of period
0.7
$
(64)
1.0
$
(91)
Purchase of shares

37.5
(3,096)
20.4
(1,816)
Sale of shares
(37.5)
3,102
(20.3)
1,804
Balance as at end of period – treasury
– common shares
0.7
$
(58)
1.1
$
(103)
Treasury – preferred shares and
other equity instruments 2
Balance as at beginning of period
0.1
$
(65)
0.1
$
(7)
Purchase of shares and other equity instruments

1.7
(98)
0.9
(141)
Sale of shares and other equity instruments
(1.7)
136
(0.9)
139
Balance as at end of period – treasury
– preferred shares and other equity

instruments
0.1
$
(27)
0.1
$
(9)
1
For Limited Recourse Capital Notes, the number of shares represents the number of notes issued.
2

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On February 28, 2024, the Board approved

a dividend in an amount of one dollar and

two cents ($
1.02
) per fully paid common share in the capital

stock of the
Bank for the quarter ending April 30, 2024, payable

on and after April 30, 2024, to shareholders

of record at the close of business on April

9, 2024.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

price.

During the three months ended January 31,

2024, the Bank issued
2.0

million common shares from treasury with

no discount. During the three months ended
January 31, 2023, the Bank issued
7.9

million common shares from treasury

with a
2
% discount.

NORMAL COURSE ISSUER BID
On August 28, 2023, the Bank announced

that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to repurchase for cancellation
up to
90

million of its common shares. The NCIB commenced

on August 31, 2023, and during the

three months ended January 31, 2024, the Bank

repurchased
20.9

million common shares under the NCIB, at

an average price of $
82.39

per share for a total amount of $
1.7

billion.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 13: INSURANCE

(a)
INSURANCE SERVICE RESULT
Insurance revenue and expenses are presented

on the Interim Consolidated Statement

of Income under Insurance revenue and Insurance

service expenses,
respectively. Net income or expense from reinsurance is presented in other income (loss).
The following table presents components of the

insurance service result
presented in the Interim Consolidated Statement

of Income for the Bank which includes

the results of property and casualty insurance,

life and health insurance,
as well as reinsurance issued and held in

Canada and internationally.

Insurance Service Result
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Insurance revenue $
1,676
$
1,542
Insurance service expenses
1,366
1,164
Insurance service result before reinsurance

contracts held

310
378
Net income (expense) from reinsurance

contracts held
12
(45)
Insurance service result $
322
$
333
The Bank recognized insurance finance expenses

of $
122

million from insurance and reinsurance contracts

for the three months ended January 31, 2024

(three
months ended January 31, 2023 – $
125

million) in other income (loss). The Bank’s investment

return on securities supporting insurance

contracts is comprised of
interest income reported in net interest income

and fair value changes reported in other income

(loss).

Investment return on securities supporting

insurance
contracts was $
131

million for the three months ended January

31, 2024 (three months ended January 31,

2023 – $
150

million).
(b)
INSURANCE CONTRACT LIABILITIES

Insurance contract liabilities are comprised

of amounts related to the LRC, the LIC

and other insurance liabilities.

The following table presents LRC and LIC balances

for property and casualty insurance contracts.

Property and casualty insurance contract liabilities by

LRC and LIC
(millions of Canadian dollars) As at
January 31, 2024 January 31, 2023
Liability for Liability for Liability for Liability for
remaining coverage incurred claims Total remaining coverage incurred claims Total
Estimates Estimates
of the of the

present

present

Excluding value of Excluding value of
loss Loss future Risk loss Loss future Risk
component component cash flows adjustment component component cash flows adjustment
Balance at beginning of period
Insurance contract liabilities $
630
$
129
$
4,740
$
220
$
5,719
$
623
$
113
$
4,700
$
208
$
5,644
Balance at end of period
Insurance contract liabilities $
585
$
132
$
4,820
$
224
$
5,761
$
546
$
130
$
4,755
$
211
$
5,642
For property and casualty contracts,

during the three months ended January 31,

2024, the Bank recognized insurance revenue

of $
1,326

million (three months
ended January 31, 2023 – $
1,188

million), insurance service expenses of $
1,171

million (three months ended January 31, 2023

– $
979

million) and insurance
finance expenses of $
121

million (three months ended January 31,

2023 – $
121

million).
Other insurance liabilities were $
160

million as at January 31, 2024 (October 31, 2023

– $
127

million) and include life and health insurance

contract liabilities of
$
110

million (October 31, 2023 – $
124

million).

(c)
RISK ADJUSTMENT FOR NON-FINANCIAL

RISK AND DISCOUNTING
The risk adjustment reflects an amount that

an insurer would rationally pay to remove

the uncertainty that future cash flows will exceed

the expected value amount.
The Bank has estimated the risk adjustment

for its property and casualty operations’

LIC using statistical techniques in accordance

with Canadian accepted
actuarial principles to develop potential future observations and a confidence level of 90th percentile.
Insurance contract liabilities are calculated

by discounting expected future cash flows.

The interest rates used to discount the Bank’s

insurance balances over a
duration of
1

to
10 years

range from
5.4
% to
4.8
% as at January 31, 2024 (October 31,

2023 –
5.7
% to
5.5
%).

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 14: SHARE-BASED COMPENSATION

For the three months ended January 31, 2024,

the Bank recognized compensation expense

for stock option awards of $
10.1

million (three months ended
January 31, 2023 – $
11.1

million). During the three months ended

January 31, 2024,
2.5

million (three months ended January 31, 2023

–
2.5

million) stock options
were granted by the Bank at a weighted-average

fair value of $
14.36

per option (January 31, 2023 – $
14.70

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the three months ended January 31, 2024

and January 31, 2023.

Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the three months ended
January 31 January 31
2024 2023
Risk-free interest rate
3.41
%
2.87
%
Option contractual life
10 years
10 years
Expected volatility
18.92
%
18.43
%
Expected dividend yield
3.78
%
3.69
%
Exercise price/share price $
81.78
$
90.55
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 15: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension

post-retirement defined benefit plans

and the Bank’s other material
defined benefit pension plans, for the

three months ended January 31, 2024

and January 31, 2023. Other employee defined

benefit plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.

Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
January 31 January 31 January 31 January 31 January 31 January 31
2024 2023 2024 2023 2024 2023
Service cost – benefits earned $
54
$
62
$
1
$
1
$
4
$
4
Net interest cost (income) on net defined

benefit liability (asset)
(20)
(25)
5
5
6
6
Interest cost on asset limitation and minimum

funding
requirement
3
5
–
–
1
1
Defined benefit administrative expenses
2
2
–
–
1
1
Total $
39
$
44
$
6
$
6
$
12
$
12
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

months ended January 31, 2024 and January

31, 2023.

Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended
January 31 January 31
2024 2023
Defined contribution pension plans
1
$
85
$
64
Government pension plans
2
197
173
Total $
282
$
237
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans

and certain of
the Bank’s other material defined benefit pension

plans, for the three months ended January

31, 2024 and January 31, 2023.

Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
January 31 January 31 January 31 January 31 January 31 January 31
2024 2023 2024 2023 2024 2023
Remeasurement gain/(loss) – financial $
(1,124)
$
(382)
$
(36)
$
(24)
$
(43)
$
–
Remeasurement gain/(loss) – return on plan

assets less
interest income
800
386
– –
–
–
Change in asset limitation and minimum

funding requirement
176
116
–
–
–
–
Total $
(148)
$
120
$
(36)
$
(24)
$
(43)
$
–
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.
NOTE 16: INCOME TAXES
International Tax Reform – Pillar Two Global Minimum Tax
The OECD published Pillar Two model rules as part of its

efforts toward international tax reform. The

Pillar Two model rules provide for the implementation of a
15% global minimum tax for large multinational

enterprises, which is to be applied on a jurisdiction-by-jurisdiction basis. Pillar Two legislation has been enacted or
substantively enacted in certain jurisdictions

in which the Bank operates. The earliest

the legislation will be effective for the Bank is the

fiscal year beginning on
November 1, 2024. On August 4, 2023, draft legislative

proposals regarding Canada’s implementation

of the Pillar Two rules were released for public comment
and updated proposals are expected to be issued

in early 2024. The Bank is assessing

its potential exposure to Pillar Two income taxes.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

As at January 31, 2024, the CRA has reassessed

the Bank for $
1,661

million for the years 2011 to 2018, the RQA has
reassessed the Bank for $
51

million for the years 2011 to 2017, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2018. In total, the
Bank has been reassessed for $
1,783

million of income tax and interest. The Bank

expects to continue to be reassessed for

open years. The Bank is of the view
that its tax filing positions were appropriate

and filed a Notice of Appeal with the

Tax Court of Canada on March 21, 2023.
NOTE 17: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income attributable to common

shareholders by the weighted-average number

of common shares
outstanding for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per share

except that certain adjustments are made

to net income
attributable to common shareholders and

the weighted-average number of shares outstanding

for the effects of all dilutive potential common

shares that are
assumed to be issued by the Bank.

The following table presents the Bank’s basic and

diluted earnings per share for the three

months ended January 31, 2024 and January

31, 2023.
Basic and Diluted Earnings Per Share 1
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 January 31
2024 2023
Basic earnings per share
Net income attributable to common shareholders $
2,750
$
1,498
Weighted-average number of common shares outstanding

(millions)
1,776.7
1,820.7
Basic earnings per share (Canadian dollars) $
1.55
$
0.82
Diluted earnings per share

Net income attributable to common shareholders

$
2,750
$
1,498
Net income available to common shareholders

including impact of dilutive securities
2,750
1,498
Weighted-average number of common shares outstanding

(millions)
1,776.7
1,820.7
Effect of dilutive securities

Stock options potentially exercisable (millions) 2
1.5
2.4
Weighted-average number of common shares outstanding

– diluted (millions)
1,778.2
1,823.1
Diluted earnings per share (Canadian dollars)
2
$
1.55
$
0.82
1
Amounts for the three months ended January 31, 2023 have been restated for the adoption of IFRS 17. Refer to

Note 2 for details.
2

For the three months ended January 31, 2024, the computation of diluted earnings per share excluded average options outstanding of
4.9

million, with a weighted-average exercise price
of $
92.89
, as the option price was greater than the average market price of the Bank’s common shares.

For the three months ended January 31, 2023, the computation of diluted earnings per share excluded average options outstanding of
3.7

million, with a weighted-average exercise price of $
93.69
, as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 18: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new

significant events or transactions except as

previously identified in Note 26 of

the Bank’s 2023 Annual
Consolidated Financial Statements.
(a)

RESTRUCTURING
The Bank continued to undertake certain

measures in the first quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $291 million

of restructuring charges. The restructuring

costs primarily relate to: (i) employee

severance and other personnel-related
costs recorded as provisions and (ii) real

estate optimization mainly recorded as a reduction

to land and buildings.
(b)

LEGAL AND REGULATORY MATTERS
Other than as described below, there have been no new

significant legal and regulatory matters,

and no significant developments to the matters

previously
identified in Note 26 of the Bank’s 2023 Annual

Consolidated Financial Statements.
In the ordinary course

of business, the Bank and

its subsidiaries are involved

in various legal

and regulatory actions, including

but not limited to civil

claims and
lawsuits, regulatory examinations,

investigations, audits, and requests

for information by governmental,

regulatory and self-regulatory

agencies and law
enforcement authorities in various

jurisdictions, in respect of our businesses

and compliance programs. The

Bank establishes provisions

when it becomes
probable that the Bank

will incur a loss and

the amount can be

reliably estimated. The Bank

also estimates the aggregate

range of reasonably possible

losses
(RPL) in its legal and regulatory

actions (that is, those which

are neither probable nor

remote), in excess of provisions.

As at January 31, 2024,

the Bank’s RPL is
from
zero

to approximately $
1.42

billion (October 31, 2023

– from
zero

to approximately $
1.44

billion). The Bank’s provisions

and RPL represent the

Bank’s best
estimates based upon currently

available information for

actions for which estimates

can be made, but

there are a number of

factors that could cause

the Bank’s
provisions and/or RPL to be

significantly different from its actual

or RPL. For example,

the Bank’s estimates involve

significant judgment due to

the varying stages
of the proceedings, the

existence of multiple defendants

in many proceedings

whose share of liability

has yet to be

determined, the numerous

yet-unresolved
issues in many of the

proceedings, some of

which are beyond the Bank’s

control and/or involve novel legal

theories and interpretations, the attendant

uncertainty
of the various potential outcomes

of such proceedings, and the fact

that the underlying matters will change

from time to time. In addition,

some actions seek very
large or indeterminate damages.
The Bank and certain of its subsidiaries have

been responding to inquiries from, and

cooperating with, the Securities and Exchange

Commission (SEC) and the
Commodity Futures Trading Commission (CFTC) concerning

compliance with records preservation

requirements relating to business communications

exchanged
on unapproved electronic channels. The Bank

is engaged in settlement discussions

with the SEC and CFTC and anticipates

that resolution will include penalties.
The SEC and CFTC have conducted similar

investigations at other financial institutions.
In management’s opinion, based on its current

knowledge and after consultation with counsel,

the ultimate disposition of these actions,

individually or in the
aggregate, will not have a material adverse

effect on the consolidated financial condition

or the consolidated cash flows of the Bank.

However, because of the
factors listed above, as well as other uncertainties

inherent in litigation and regulatory matters,

there is a possibility that the ultimate resolution

of legal or regulatory
actions may be material to the Bank’s consolidated

results of operations for any particular reporting

period.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 19: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports

its results from business operations and

activities under four key business segments:

Canadian Personal
and Commercial Banking, U.S. Retail, Wealth

Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate
segment.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Retail is

comprised of personal and business banking

in the U.S., TD Auto Finance U.S., the

U.S. wealth business,

as well as the
Bank’s equity investment in Schwab. Wealth Management

and Insurance includes the Canadian wealth

business which provides investment products

and services
to institutional and retail investors, and the insurance

business which provides property and

casualty insurance, as well as life and health insurance

products to
customers across Canada. Effective the first quarter

of 2024, certain asset management businesses

which were previously reported in the

U.S. Retail segment are
now reported in the Wealth Management and

Insurance segment. Comparative period information

has been adjusted to reflect the new alignment.

Wholesale
Banking provides a wide range of capital

markets, investment banking, and corporate

banking products and services,

including underwriting and distribution

of new
debt and equity issues, providing advice

on strategic acquisitions and divestitures, and

meeting the daily trading, funding, and investment

needs of the Bank’s
clients. The Corporate segment includes the

effects of certain asset securitization programs,

treasury management, elimination of taxable

equivalent adjustments
and other management reclassifications,

corporate level tax items, and residual

unallocated revenue and expenses.

The following table summarizes the segment

results for the three months ended January

31, 2024 and January 31, 2023.

Results by Business Segment 1,2
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking 3 Corporate 3 Total
For the three months ended January 31
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $
3,833
$
3,539
$
2,899
$
3,167
$
285
$
283
$
198
$
525
$
273
$
219
$
7,488
$
7,733
Non-interest income (loss)
1,051
1,050
604
560
2,850
2,632
1,582
820
139
(594)
6,226
4,468
Total revenue
4,884
4,589
3,503
3,727
3,135
2,915
1,780
1,345
412
(375)
13,714
12,201
Provision for (recovery of)
credit losses
423
327
385
200
–
–
10
32
183
131
1,001
690
Insurance service expenses
–
–
–
–
1,366
1,164
–
–
–
–
1,366
1,164
Non-interest expenses

1,984
1,863
2,410
2,040
1,047
1,009
1,500
883
1,089
2,317
8,030
8,112
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,477
2,399
708
1,487
722
742
270
430
(860)
(2,823)
3,317
2,235
Provision for (recovery of)
income taxes

692
670
(5)
204
167
188
65
99
(285)
(222)
634
939
Share of net income from
investment in Schwab 4,5
–
–
194
301
–
–
–
–
(53)
(16)
141
285
Net income (loss) $
1,785
$
1,729
$
907
$
1,584
$
555
$
554
$
205
$
331
$
(628)
$
(2,617)
$
2,824
$
1,581
1
Amounts for the three months ended January 31, 2023 have been restated for the adoption of IFRS 17. Refer to

Note 2 for details.
2

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
3

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

4

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.
5

The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 for further details.

Total Assets by Business Segment 1
(millions of Canadian dollars)
Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Retail and Insurance Banking Corporate
Total

As at January 31, 2024
Total assets $
565,310
$
546,140
$
22,522
$
652,260
$
124,660
$
1,910,892
As at October 31, 2023
Total assets $
560,303
$
560,585
$
22,293
$
673,398
$
138,560
$
1,955,139
1
Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 20: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Measured at amortized cost 1 $
19,566
$
15,528

Measured at FVOCI – Debt instruments 1
933
720
20,499
16,248
Measured or designated at FVTPL
2,250
1,756
Measured at FVOCI – Equity instruments
64
52
Total $
22,813
$
18,056
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended
January 31, 2024 January 31, 2023
Measured at amortized cost 1 $
12,192
$
8,671

Measured or designated at FVTPL
3,133
1,652
Total $
15,325
$
10,323
1
Interest expense is calculated using EIRM.
NOTE 21: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The Bank

is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for CET1, Tier 1, Total Capital and risk-based Total Loss Absorbing Capacity (TLAC) ratios. The
DSB level was increased to
3.5
% as of November 1, 2023, which

sets these minimum target ratios at
11.5
%,
13.0
%,
15.0
% and
25.0
%, respectively. The OSFI
target includes the greater of the D-SIB or

G-SIB surcharge, both of which are

currently
1
% for the Bank. On February 1, 2023, OSFI

announced revisions to the
Leverage Requirements Guideline to introduce

a requirement for D-SIBs to hold a leverage

ratio buffer of
0.50
% in addition to the existing minimum requirement.
This sets the minimum targets for leverage

and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the three months ended

January 31, 2024.

The following table summarizes the Bank’s regulatory

capital positions as at January 31, 2024 and October 31, 2023.

The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31

2024 2023
Capital
Common Equity Tier 1 Capital $
80,679
$
82,317
Tier 1 Capital
91,154
92,752
Total Capital
101,789
103,648
Risk-weighted assets used in the calculation

of capital ratios
579,424
571,161
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
13.9
%
14.4
%
Tier 1 Capital ratio
15.7
16.2
Total Capital ratio
17.6
18.1
Leverage ratio
4.4
4.4
TLAC Ratio
30.8
32.7
TLAC Leverage Ratio
8.6
8.9

TD BANK GROUP • FIRST QUARTER 2024 •

REPORT TO SHAREHOLDERS

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on February

29, 2024.

The call will be audio webcast live through

TD’s website at
8:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for first quarter and discussions

of related disclosures, followed by
a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the TD

website at www.td.com/investor on
February 29, 2024, in advance of the call.

A listen-only telephone line

is available at 416-641-6150 or 1-866-696-5894

(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be

archived at www.td.com/investor.

Replay of the teleconference will be available

from 5:00 p.m. ET on
February 29, 2024, until 11:59 p.m. ET on

March 15, 2024, by calling 905-694-9451 or 1-800-408-3053

(toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 18, 2024
Toronto, Ontario